                                            Filed Pursuant to Rule 424(b)(3)
                                            Registration No. 333-88007

PROSPECTUS

                       OFFER TO EXCHANGE ALL OUTSTANDING

                   11 5/8% SENIOR SUBORDINATED NOTES DUE 2009
                                      FOR
                   11 5/8% SENIOR SUBORDINATED NOTES DUE 2009

                                       OF

                                   LLS CORP.

- The exchange offer will expire at 5:00 p.m., New York City time on January 25, 2000, unless we extend this date.

- If you decide to participate in this exchange offer, the new notes you receive will be the same as your outstanding notes, except that, unlike your outstanding notes, you will be able to offer and sell the new notes freely to any potential buyer in the United States.

- You will not owe additional federal income taxes if you exchange your outstanding notes for new notes.

                         --------------------------------

  NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

  WE URGE YOU TO READ THE "RISK FACTORS" SECTION OF THIS PROSPECTUS BEGINNING ON PAGE 8, WHICH DESCRIBES INFORMATION YOU SHOULD CONSIDER BEFORE PARTICIPATING IN THE EXCHANGE OFFER.

                         --------------------------------

                 THE DATE OF THIS PROSPECTUS IS DECEMBER 27, 1999

                               PROSPECTUS SUMMARY

     This brief summary highlights selected information from the prospectus. It does not contain all of the information that is important to you. We urge you to carefully read and review the entire prospectus and the other documents to which it refers to fully understand the terms of the notes. In this prospectus, unless otherwise noted, the words "we," "our," "ours," "us" and "the Company" refer to LLS Corp. and all of its subsidiaries.

                               THE EXCHANGE OFFER

SECURITIES TO BE
EXCHANGED..................  On July 30, 1999, we issued $100.0 million aggregate principal amount of 11 5/8% Senior
                             Subordinated Notes due 2009, referred to in this prospectus as old notes, to the initial purchaser, referred to in this prospectus as the original offering, in a transaction exempt from the registration requirements of the Securities Act of 1933. The terms of the registered 11 5/8% Senior Subordinated Notes due 2009 offered hereby, referred to in this prospectus as new notes, and the terms of the old notes are substantially identical in all material respects, except that the new notes will be freely transferable by you except as otherwise provided in this prospectus. The old notes and new notes are sometimes collectively referred to as the "notes." See the section entitled "Description of the New Notes" for a description of the terms of the notes.

THE EXCHANGE OFFER.........  $1,000 principal amount of new notes in exchange for each $1,000 principal amount of old notes. As of the date of this prospectus, old notes representing $100.0 million aggregate principal amount are outstanding.

                             Based on interpretations by the staff of the SEC, as set forth in no-action letters issued to third parties unrelated to us, we believe that the new notes issued in connection with the exchange offer in exchange for old notes may be offered for resale, resold or otherwise transferred by you, without compliance with the registration and prospectus delivery requirements of the Securities Act, provided that your new notes are acquired in the ordinary course of your business and you have no arrangement with any person to engage in a distribution of new notes. The foregoing does not apply to you if you are (1) an "affiliate" of ours within the meaning of Rule 405 under the Securities Act or (2) a broker-dealer who purchased old notes directly from us to resell under Rule 144A or any other available exemption under the Securities Act.

                             However, the SEC has not considered this exchange offer in the context of a no-action letter and we cannot be sure that the staff of the SEC would make a similar determination with respect to this exchange offer as in other circumstances. Furthermore, you must, unless you are a broker-dealer, acknowledge that you are not engaged in, and do not intend to engage in, a distribution of your new notes and have no arrangement or understanding to participate in a distribution of new notes. If you are a broker-dealer that receives new notes for your own account pursuant to the exchange offer you must acknowledge that you will comply with the prospectus delivery requirements of the Securities Act in connection with any resale of your new notes. If you are a broker-dealer who acquired old notes

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

                             directly from us and not as a result of
                             market-making activities or other trading activities, you may not rely on the staff's interpretations discussed above or participate in the exchange offer and must comply with the prospectus delivery requirements of the Securities Act in order to resell the new notes.

REGISTRATION RIGHTS
AGREEMENT..................  We sold the old notes on July 30, 1999, in a private placement in reliance on Section 4(2) of the Securities Act. The old notes were immediately resold by the initial purchaser in reliance on Rule 144A under the Securities Act. In connection with the sale, we entered into a registration rights agreement with the initial purchaser requiring us to make the exchange offer. The registration rights agreement further provides that we must use our best efforts to:

                             - cause the registration statement with respect to
                               the exchange offer to be declared effective on or before December 27, 1999; and

                             - consummate the exchange offer on or before
                               February 10, 2000.

                             See the section entitled "The Exchange
                             Offer -- Purpose and Effect."

EXPIRATION DATE............  The exchange offer will expire at 5:00 p.m., New
                             York City time, January 25, 2000 or such later date and time to which it is extended.

WITHDRAWAL.................  You may withdraw your old notes tendered in connection with the exchange offer at any time prior to 5:00 p.m., New York City time, on January 25, 2000, or any later date and time to which we extend the offer. If we do not accept your old notes tendered for exchange for any reason, your old notes will be returned to you without expense as soon as possible after the expiration or termination of the exchange offer.

INTEREST ON THE NEW NOTES
AND THE OLD NOTES..........  Interest on your new notes will accrue from the original issue date of your old notes or from the date of the last periodic payment of interest on your old notes, whichever date is later. No additional interest will be paid on your old notes tendered and accepted for exchange.

CONDITIONS TO THE EXCHANGE
  OFFER....................  The exchange offer is subject to customary conditions, some of which may be waived by us. See the section entitled "The Exchange Offer -- Certain Conditions to Exchange Offer."

PROCEDURES FOR TENDERING
OLD NOTES..................  If you want to accept the exchange offer you must complete, sign and date the letter of transmittal, or a copy thereof, in accordance with the instructions contained in this prospectus and the letter of transmittal, and mail or otherwise deliver the letter of transmittal, or the copy, together with your old notes and any other required documentation, to the exchange agent at the address set forth in this prospectus. If you hold your old notes through the Depository Trust Company and want to accept the exchange offer, you must do so under the DTC's Automated Tender Offer Program ("ATOP"), by which you will agree to be bound by the letter of transmittal. By executing or agreeing to be bound by the letter of transmittal, you will represent to us that, among other things:

                             - your new notes acquired in connection with the
                               exchange offer are being obtained in the ordinary course of your business, whether or not you are the registered holder of the old notes;

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

                             - you are not engaging in and do not intend to
                               engage in a distribution of your new notes;

                             - you do not have an arrangement or understanding
                               with any person to participate in the
                               distribution of your new notes; and

                             - you are not our "affiliate," as defined under
                               Rule 405 under the Securities Act.

                             Under the registration rights agreement, if:

                             - prior to the consummation of the exchange offer,
                               we, or the holders of a majority of the aggregate principal amount of the notes, determine that the new notes would not be freely tradable without restriction under the Securities Act and the Exchange Act and without material restrictions under applicable blue sky or state securities laws;

                             - applicable interpretations of the SEC would not
                               permit the consummation of the exchange offer;

                             - the exchange offer is not consummated within 180
                               days of the original offering for any reason; or

                             - in the case of a holder not permitted to
                               participate in the exchange offer or any holder participating in the exchange offer that receives new notes that may not be sold without restriction under state and federal securities laws, the holder notifies us within 120 days of consummation of the exchange offer, we will be required to file a "shelf" registration statement for a continuous offering under Rule 415 of the Securities Act in respect of the old notes.

                             We will accept for exchange any and all of your old notes which you properly tender, and do not withdraw, in the exchange offer prior to 5:00 p.m., New York City time, on January 25, 2000. The new notes issued in connection with the exchange offer will be delivered promptly to you following the expiration date. See the section entitled "The Exchange Offer -- Terms of the Exchange Offer."

EXCHANGE AGENT.............  The Bank of New York is serving as exchange agent in connection with the exchange offer.

MATERIAL FEDERAL INCOME TAX
  CONSIDERATIONS...........  The exchange of your old notes for new notes in connection with the exchange offer should not constitute a sale or an exchange for federal income tax purposes. See the section entitled "United States Federal Income Tax Considerations."

EFFECT OF NOT TENDERING....  If you fail to tender your old notes or if you tender your old notes and we do not accept them, your old notes will, following completion of the exchange offer, continue to be subject to the existing transfer restrictions. Under these circumstances, we will have no further obligation to provide for the registration of your old notes under the Securities Act.

                                 THE NEW NOTES

     The summary below describes the principal terms of the new notes. Some of the terms and conditions described below are subject to important limitations and exceptions. The section entitled "Description of the New Notes" of this prospectus beginning on page 49 contains a more detailed description of the terms and conditions of the new notes.

Issuer.....................  LLS Corp., an Illinois corporation.

Securities Offered.........  $100.0 million principal amount of 11 5/8% Senior
                             Subordinated Notes due 2009.

Maturity Date..............  August 1, 2009.

Interest Rate..............  We will pay interest at an annual rate equal to
                             11 5/8%.

Interest Payment Dates.....  We will make interest payments twice a year, beginning on February 1, 2000.

Ranking....................  The notes will be unsecured and will be subordinated in right of payment to all of our existing and future senior debt. The notes will rank equal in right of payment with any of our future senior subordinated debt and will rank senior to all of our subordinated debt. As of September 30, 1999, the aggregate principal amount of our outstanding senior debt was approximately $145.0 million, and we would have had no senior subordinated debt outstanding, other than the notes.

Optional Redemption........  After August 1, 2004, we may, at our option, redeem all or some of the notes at the following premiums, plus interest:

                                                      FOR THE PERIOD BELOW                 PERCENTAGE
                                                      --------------------                 ----------
                                       On or after August 1, 2004........................   105.813%
                                       On or after August 1, 2005........................   103.875%
                                       On or after August 1, 2006........................   101.938%
                                       August 1, 2007 and thereafter.....................   100.000%

                             Prior to August 1, 2002, we may, at our option, redeem up to $35.0 million of the principal amount of the notes with the net proceeds of particular public equity offerings at 111.625% of the face amount, plus interest.

Change of Control Offer....  If we experience a change of control prior to
                             August 1, 2004, we may, at our option, redeem all of the notes at 100% of their face amount, plus interest and a premium. If we elect not to redeem the notes, or if the change of control occurs after August 1, 2004, we must give you, as holders of the notes, the opportunity to sell us your notes at 101% of their face amount, plus interest.

Asset Sale Proceeds........  If we do not reinvest cash proceeds from the sale of assets in our business, we may have to use such proceeds to offer to buy back some of the notes at their face amount, plus interest.

Certain Indenture
Provisions.................  The indenture governing the notes limits our ability and the ability of our restricted subsidiaries to, among other things:

                             - incur additional indebtedness;

                             - pay dividends on, redeem or repurchase our
                               capital stock;

                             - issue or sell capital stock of our restricted subsidiaries;

                             - make particular types of investments;

                             - engage in transactions with our affiliates;

                             - sell assets; and

                             - consolidate, merge or transfer all or
                               substantially all of our assets and the assets of our subsidiaries.

                             These covenants are subject to a number of important exceptions.

Use of Proceeds............  We will not receive any cash proceeds from the issuance of the new notes in connection with the exchange offer.

     For more complete information about the notes, see the section entitled the "Description of the New Notes" of this prospectus.

                                  THE COMPANY

     We are a leading, fully-integrated custom designer, manufacturer and marketer of precision injection molded plastic components, closures and dispensing systems used in (1) medical devices and pharmaceutical products, (2) consumer products and (3) food and beverage products.

     Our principal executive offices are located at 101 South Hanley Road, Suite 400, St. Louis, Missouri 63105, and our telephone number is (314)727-1701.

                                  RISK FACTORS

     Before exchanging your old notes for new notes, you should consider carefully the information included in the section entitled "Risk Factors," as well as all other information set forth in this prospectus.

           SUMMARY HISTORICAL AND UNAUDITED PRO FORMA FINANCIAL DATA

     The following table presents summary historical combined financial data of Courtesy Corporation and its affiliates and summary historical consolidated financial data of LLS Corp. for the periods indicated. The historical combined financial data for the fiscal years ended September 30, 1997 and 1998 and the historical consolidated financial data for the fiscal year ended September 30, 1999 have been derived from, and should be read in conjunction with, the audited combined financial statements of Courtesy Corporation and its affiliates and the audited consolidated financial statements of LLS Corp. that are included elsewhere in this prospectus. The unaudited pro forma combined financial data of Courtesy Corporation and its affiliates for the fiscal year ended September 30, 1998 and the unaudited pro forma consolidated financial data of LLS Corp. for the fiscal year ended September 30, 1999 shown below gives effect to the recapitalization as if it had occurred on October 1, 1997.

     The summary historical combined financial data, the summary historical consolidated financial data and the unaudited pro forma combined financial data are not necessarily indicative of either the future results of operations or the results of operations that would have occurred if the recapitalization had been consummated on the indicated dates. The following information should be read in conjunction with the audited financial statements of Courtesy Corporation and its affiliates and LLS Corp. and the notes thereto, "Unaudited Pro Forma Financial Data" and the notes thereto, and "Management's Discussion and Analysis of Financial Condition and Results of Operations," all included elsewhere in this prospectus.

                                              FISCAL YEARS ENDED SEPTEMBER 30,
                                           ---------------------------------------
                                                                      LLS CORP.           PRO FORMA
                                                                   (FORMERLY KNOWN   -------------------
                                                                     AS COURTESY        FISCAL YEARS
                                           COURTESY CORPORATION    CORPORATION AND          ENDED
                                              AND AFFILIATES         AFFILIATES)        SEPTEMBER 30,
                                           ---------------------   ---------------   -------------------
                                             1997        1998           1999           1998       1999
                                           ---------   ---------   ---------------   --------   --------
                                                                                         (UNAUDITED)
                                                       (IN THOUSANDS, EXCEPT RATIO AMOUNTS)
STATEMENT OF OPERATIONS DATA:
Net sales................................  $129,485    $172,608       $171,703       $172,608   $171,703
Cost of sales............................    88,153     120,986        121,101        120,986    121,101
                                           --------    --------       --------       --------   --------
Gross profit.............................    41,332      51,622         50,602         51,622     50,602
Operating expenses.......................    11,974      15,064         17,363         13,484     17,363
                                           --------    --------       --------       --------   --------
Income from operations...................    29,358      36,558         33,239         38,138     33,239
Interest expense, net....................     1,535       1,315          6,835         24,325     23,575
Amortization of deferred financing
  fees...................................        --          --            428          2,569      2,569
Transaction related expenses(1)..........        --          --          1,220             --      1,220
                                           --------    --------       --------       --------   --------
Income before income taxes...............    27,823      35,243         24,756         11,244      5,875
Income tax provision.....................       277         188          3,260          4,497      5,100
                                           --------    --------       --------       --------   --------
Net income before minority interest......    27,546      35,055         21,496          6,747        775
Minority interest........................     1,060       1,225            171          1,225        171
                                           --------    --------       --------       --------   --------
Net income...............................  $ 26,486    $ 33,830       $ 21,325       $  5,522   $    604
                                           ========    ========       ========       ========   ========
OTHER FINANCIAL DATA:
Depreciation and amortization(2).........  $  8,224    $  9,896       $ 13,517       $  9,896   $ 13,517
Operating cash flows.....................    29,670      37,206         49,414
Investing cash flows.....................   (13,937)    (31,303)       (20,800)
Financing cash flows.....................   (15,900)     (5,106)       (25,651)
EBITDA(3)................................    37,582      46,454         46,756         48,034     46,756
Adjusted EBITDA(4).......................    39,038      49,977         47,765         49,977     47,765
Capital expenditures.....................    13,937      31,330         20,800         31,330     20,800
Total assets.............................   105,343     129,826        169,200
Long-term obligations (including current
  portion)...............................    19,188      29,925        245,000
Ratio of earnings to fixed charges(5)....      14.5x       19.1x           4.1x           1.4x       1.2x

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

---------------

(1) Represents non-recurring recapitalization related expenses incurred by the pre-recapitalization shareholders which includes, among other things, bonus and legal fees.

(2) Excludes amortization of deferred financing fees.

(3) Earnings before interest, taxes, depreciation, amortization, minority interest and transaction related expenses ("EBITDA") is a key financial measure but should not be construed as an alternative to operating income or cash flows from operating activities, as determined in accordance with generally accepted accounting principles. EBITDA is generally considered to provide information regarding a company's ability to service indebtedness and it is included herein to provide additional information with respect to our ability to meet our future debt service requirements. EBITDA is also one of the financial measures by which our covenants are calculated under our debt instruments.

(4) Adjusted EBITDA is presented in order to provide additional information for determining our ability to meet debt service requirements and to meet covenant requirements. Adjusted EBITDA reflects EBITDA, as defined in note
    (3), adjusted for the following:

                                            FISCAL YEARS ENDED SEPTEMBER 30,             PRO FORMA
                                      --------------------------------------------    ----------------
                                                                   LLS CORP.
                                                               (FORMERLY KNOWN AS       FISCAL YEARS
                                      COURTESY CORPORATION    COURTESY CORPORATION         ENDED
                                         AND AFFILIATES         AND AFFILIATES)        SEPTEMBER 30,
                                      --------------------    --------------------    ----------------
                                        1997        1998              1999             1998      1999
                                      --------    --------    --------------------    ------    ------
Compensation adjustment(a).........    $1,097      $1,580            $   --           $   --    $   --
Preoperating costs.................       359(b)    1,943(b)          1,009(c)         1,943(b)  1,009(c)
                                       ------      ------            ------           ------    ------
                                       $1,456      $3,523            $1,009           $1,943    $1,009
                                       ======      ======            ======           ======    ======

     (a) Represents a reduction in officers' compensation under the employment agreements entered into by particular officers in connection with the consummation of the recapitalization, as if the reductions had taken place at the beginning of the periods presented on a summary historical basis. The compensation adjustment for the pro forma fiscal year ended September 30, 1998 has been reflected in the statement of operations data -- operating expenses, presented above.

     (b) Represents certain preoperating costs associated with the newly constructed facility at 600 Buffalo Grove, Illinois. These preoperating costs represent the costs incurred during the period prior to which the facility began generating revenues.

     (c) Represents certain preoperating costs associated with newly purchased facilities in Anderson, South Carolina and Lake Geneva, Wisconsin. These preoperating costs represent the costs incurred during the period prior to which the facilities began generating revenues.

(5) For purposes of calculating the ratio of earnings to fixed charges, "earnings" represent earnings before income taxes plus fixed charges. "Fixed charges" consist of interest on all indebtedness, amortization of deferred financing fees and the portion, approximately 1/3, of rental expense that management believes is representative of the interest component of rent expense.

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

                                  RISK FACTORS

     In addition to the other information set forth in this prospectus you should carefully consider the following information about our business before exchanging your old notes for new notes.

LEVERAGE -- OUR SUBSTANTIAL AMOUNT OF INDEBTEDNESS COULD LIMIT OUR ABILITY TO OBTAIN ADDITIONAL FINANCING IN THE FUTURE AND MAKE US MORE VULNERABLE TO CHANGES IN ECONOMIC OR BUSINESS CONDITIONS.

     We have significant indebtedness and debt service obligations. As of September 30, 1999, we had outstanding long-term indebtedness of $245.0 million, excluding unused commitments, and total shareholders' deficit of approximately $123.7 million. See the sections entitled "Capitalization" and "Description of Senior Credit Facility." In addition, subject to the terms of our indebtedness, we are able to incur additional indebtedness in the future.

     The degree to which we are leveraged could have important consequences to you, including the following:

     - our ability to obtain additional financing in the future for working capital, capital expenditures, acquisitions or other purposes may be impaired; and

     - we may be more vulnerable to economic downturns, more limited in our ability to withstand competitive pressures and have less flexibility in responding to changing business and economic conditions.

ABILITY TO SERVICE DEBT -- TO SERVICE OUR INDEBTEDNESS, WE WILL REQUIRE A SIGNIFICANT AMOUNT OF CASH. OUR ABILITY TO GENERATE CASH DEPENDS ON MANY FACTORS BEYOND OUR CONTROL.

     Our high level of indebtedness poses a substantial risk to holders of the notes, including the risk that we might not be able to generate sufficient cash flow to satisfy our debt obligations or to meet capital needs. A large portion of our cash flow from operations is dedicated to the payment of principal and interest on our indebtedness. Our ability to service our indebtedness depends on our future performance, which will be affected by general economic conditions and financial, business and other factors, many of which are beyond our control. If we were otherwise unable to service our indebtedness, we might pursue one or more alternative strategies such as:

     - selling assets;

     - restructuring or refinancing our indebtedness;

     - seeking additional debt or equity financing; or

     - reducing or delaying planned capital expenditures.

     We cannot guarantee that any of these strategies could be effected on satisfactory terms, if at all, or that restructuring or refinancing would be permitted under the indenture governing the notes or the senior credit facility. See the sections entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources" and "Description of Senior Credit Facility."

SUBORDINATION -- YOUR RIGHT TO RECEIVE PAYMENTS ON THESE NOTES IS JUNIOR TO OUR EXISTING AND FUTURE SENIOR INDEBTEDNESS.

     The notes are our general unsecured obligations and are subordinated in right of payment to all of our existing and future senior indebtedness. Senior indebtedness includes the indebtedness incurred under the senior credit facility. Our indebtedness incurred under the senior credit facility is secured by a first-priority perfected lien on substantially all of our assets and the assets of our subsidiaries and a first-priority pledge of the common stock of our subsidiaries. In the event of our dissolution or liquidation, or in the case of certain events of default with respect to the notes or our senior indebtedness, holders of our senior

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

indebtedness will be entitled to be paid in full before any payment is made to you, as holders of the notes. Accordingly, there may be insufficient assets remaining to pay you after payment of prior claims. As of September 30, 1999, we had approximately $145.0 million of senior indebtedness outstanding, all of which represents indebtedness under the senior credit facility secured by substantially all of our assets and those of our subsidiaries. In addition, there was approximately $55.0 million available to be drawn by us as secured senior indebtedness under our senior credit facility. The indenture governing the notes will not prohibit or limit the designation of indebtedness otherwise permitted to be incurred as senior indebtedness. See the section entitled "Description of the New Notes -- Subordination."

INTEREST RATE FLUCTUATIONS -- FLUCTUATIONS IN MARKET INTEREST RATES WILL AFFECT THE COST OF OUR BORROWINGS AND WOULD IMPACT OUR FUTURE EARNINGS AND CASH FLOWS.

     Fluctuations in market interest rates will affect the cost of our borrowings to the extent not covered by interest rate hedge agreements because interest under the senior credit facility is payable at variable rates. Interest rate fluctuations will also impact our future earnings and cash flows which, in turn, could decrease the amount of cash available to pay interest and principal on the notes. For more information, see the sections entitled "Management's Discussion and Analysis of Financial Condition and Results of
Operations -- Liquidity and Capital Resources" and "Description of Senior Credit Facility."

RESTRICTIVE COVENANTS -- WE ARE REQUIRED TO COMPLY WITH NUMEROUS COVENANTS WHICH RESTRICT THE MANNER IN WHICH WE CONDUCT OUR BUSINESS. OUR FAILURE TO COMPLY WITH THESE COVENANTS MAY RESULT IN THE ACCELERATION OF OUR DEBT.

     The indenture governing the notes and the senior credit facility contain numerous restrictive covenants that limit the discretion of management with respect to various business matters. These covenants place significant restrictions on, among other things, our ability, and the ability of our restricted subsidiaries, to:

     - incur additional indebtedness;

     - pay dividends on, redeem or repurchase our capital stock;

     - issue or sell capital stock of our restricted subsidiaries;

     - make particular types of investments;

     - engage in transactions with our affiliates;

     - sell assets; and

     - consolidate, merge or transfer all or substantially all of our assets and the assets of our subsidiaries.

     The indenture and the senior credit facility also contain a number of financial covenants that require us to meet certain financial ratios and tests. Our failure to comply with the obligations in the indenture and the senior credit facility could result in an event of default under the indenture or the senior credit facility, which, if not cured or waived, could permit acceleration of the indebtedness thereunder and acceleration of indebtedness under other instruments that may contain cross-acceleration or cross-default provisions. The senior credit facility restricts the prepayment, purchase, redemption, defeasance or other payment of any of the principal of the notes so long as any loans remain outstanding under the senior credit facility. See the sections entitled "Description of Senior Credit Facility" and "Description of the New Notes -- Certain Covenants."

HOLDING COMPANY STRUCTURE -- WE DEPEND ON CASH DISTRIBUTIONS FROM OUR SUBSIDIARIES TO MEET OUR OBLIGATIONS UNDER THE NOTES.

     As a result of our holding company structure, our operating cash flow and ability to service our indebtedness, including the notes, is dependent upon the operating cash flow of our subsidiaries and the payment of funds by our subsidiaries in the form of loans, dividends or otherwise. As of September 30, 1999, our subsidiaries had aggregate liabilities of $192.9 million, including guarantees of borrowings under the senior credit facility. Our subsidiaries are separate legal entities that have no obligation to pay any amounts due under the notes or to make any funds available for that purpose.

     In addition, the notes are effectively subordinated to the obligations of our subsidiaries, including the guarantee by our subsidiaries of our obligations under the senior credit facility. In the event of an insolvency, liquidation or other reorganization of any of these subsidiaries, our creditors, including you as holders of the notes, as well as our shareholders, will have no right to proceed against the assets of these subsidiaries or to cause the liquidation or bankruptcy of the subsidiaries under applicable bankruptcy laws. Creditors of these subsidiaries, including the lenders under the senior credit facility, would be entitled to payment in full from the assets of these subsidiaries before we, as a shareholder, would be entitled to receive any distribution from these subsidiaries. Except to the extent that we may be a creditor with recognized claims against the subsidiaries, claims of creditors of the subsidiaries will have priority with respect to the assets and earnings of the subsidiaries over the claims of our creditors, including your claims under the notes.

SIGNIFICANT CUSTOMERS -- THE LOSS OF ONE OR MORE OF OUR SIGNIFICANT CUSTOMERS COULD HAVE A MATERIAL ADVERSE IMPACT ON OUR BUSINESS.

     Two of our customers represented approximately 38% of net sales in fiscal year 1997, 40% of net sales in fiscal year 1998 and 34% of net sales in fiscal year 1999. Our sales to certain of these and other customers consist of only one or two products. The loss of any of our significant customers or one of their products could decrease the amount of cash available to us to satisfy our obligations under the notes. In addition, we generally do not have long-term contracts with our customers. Accordingly, a customer could transfer, reduce the volume of, or cancel a purchase order at any time, which could adversely impact our business.

CONTROLLING SHAREHOLDERS -- AS OUR CONTROLLING SHAREHOLDER, HICKS, MUSE, TATE & FURST INCORPORATED HAS THE ABILITY TO MAKE DECISIONS WHICH BENEFIT THEIR INTERESTS. THESE DECISIONS COULD BE ADVERSE TO YOUR INTERESTS.

     Hicks Muse, a Dallas-based private investment firm, and its affiliates own 68.5% of our outstanding capital stock. As a result, Hicks Muse and its affiliates are, subject to the terms of the shareholders agreement entered into by and among each of our shareholders, able to elect a majority of the members of the Board of Directors and thereby control our management and policies. See the section entitled "Certain Relationships and Related Transactions -- The Shareholders Agreement." In addition, as owners of more than a majority of our outstanding capital stock, Hicks Muse and its affiliates are able to approve any action requiring the approval of our shareholders, including the adoption of amendments to our Articles of Incorporation and the approval of mergers or sales of all or substantially all of our assets.

FLUCTUATION IN PRICES FOR RAW MATERIALS -- WE MAY NOT BE ABLE TO PASS ON INCREASED COSTS OF RESIN TO OUR CUSTOMERS AND, THEREFORE, OUR MARGINS AND PROFITS MAY DECREASE.

     Our results of operations may be negatively impacted by the pricing and availability of the raw materials we use in the manufacture of our products. Sudden increases in demand or decreases in supply can greatly increase the cost of raw materials. Plastic resin, particularly polyethylene and polypropylene, is our principal raw material. Approximately two-thirds of the cost of all raw materials procured by us in fiscal years 1998 and 1999 was attributable to purchases of plastic resin. The cost of plastic resin fluctuates, based on supply and demand, and rose significantly from 1994 to mid-1996. In the second half of 1996, market prices for resin decreased as new manufacturing capacity became available. The prices continued to decline through the first half of 1999. Resin price increases could affect our working capital needs. We cannot guarantee that plastic resin prices will not rise significantly in the future or that the supply will remain stable. In the event of an adverse change in the plastic resin market, we cannot guarantee that we will be able to obtain sufficient quantities of plastic resin for production or find alternative sources of supply.

COMPETITION -- INCREASED COMPETITION OR TECHNOLOGICAL INNOVATIONS COULD HAVE A NEGATIVE IMPACT ON OUR RESULTS OF OPERATIONS.

     We face direct competition in each of our product lines from a number of companies, many of which have financial and other resources that are substantially greater than ours. As we broaden our product offerings, we expect to meet increased competition from additional competitors with entrenched positions in those product lines. We also face competition from bottling companies, other food and beverage providers and medical and pharmaceutical companies that elect to produce their own closures, dispensing systems and devices rather than purchase them from outside sources. In addition, the packaging industry has numerous well-capitalized competitors, and there is a risk that these companies will expand their product offerings, either through internal product development or acquisitions of any of our direct competitors, to compete in the niche markets that we currently serve. These competitors, as well as existing competitors, could introduce products or establish prices for their products in a manner that could adversely affect our ability to compete. Because of our product concentration, an increase in competition or any technological innovations with respect to our specific product applications, such as the introduction of lower-priced competitive products or products containing technological improvement over our products, could cause us to lose market share with respect to certain products.

INTELLECTUAL PROPERTY -- THE LOSS OF OUR PATENTS OR DISCLOSURE OF OUR PROPRIETARY INFORMATION MAY ENABLE OTHERS TO MORE EFFECTIVELY COMPETE AGAINST US.

     We hold more than 40 patents covering various aspects of the design and construction of our products. However, from time to time, litigation may be necessary to protect our technology, to determine the validity and scope of the proprietary rights of others or to defend claims of patent infringement. We cannot be sure that we will be successful in protecting our proprietary technology from third party infringement or that our products will not be found to infringe upon the proprietary technology of others. Furthermore, patents do not ensure that our competitors will not develop competing products in the future. We also rely on trade secrets and know-how to maintain our competitive position in the industry. While we enter into confidentiality agreements with employees and consultants who have access to our proprietary information, we cannot guarantee that these measures will prevent the unauthorized disclosure or use of this information. The loss of our patents or the disclosure of any material proprietary information could enable other companies to more effectively compete against us.

ENVIRONMENTAL RISKS -- WE COULD HAVE LIABILITY FOR ENVIRONMENTAL CONTAMINATION AT OUR PROPERTIES.

     Our operations are subject to various federal, state and local laws relating to pollution or the protection of the environment. For example, stringent environmental laws govern the handling and disposal of chemicals and substances used in our manufacturing operation. In addition, we, as an owner and operator of real estate, may be liable under some environmental laws for cleanup and other costs and damages resulting from past or present spills or other releases of hazardous or toxic substances on or from our properties. Liability under these laws may be imposed without regard to whether we knew of, or were responsible for, the presence of such substances on our property, and, in some cases, may not be limited to the value of the property. The presence of contamination, or the failure to properly clean it up, also may adversely affect our ability to sell, lease or operate our property or to borrow using our property as collateral. Failure to comply with applicable environmental laws or the incurrence of clean-up or other environmental costs in the future could reduce the amount of cash available to us to satisfy our obligations under the notes. See the section entitled "Business -- Environmental."

INTEGRATING ACQUISITIONS -- WE CANNOT BE SURE THAT WE WILL BE ABLE TO SUCCESSFULLY INTEGRATE ANY BUSINESSES WE MAY ACQUIRE IN THE FUTURE.

     In order to grow our business and enhance our competitive position, we may acquire other businesses in the future. We cannot predict whether or when any acquisitions will occur. Acquisitions commonly involve various risks, including:

     - the difficulty of integrating the acquired business and its employees;

     - the potential disruption of our business and diversion of our resources and management's time;

     - the difficulty of maintaining uniform standards, controls, procedures and policies;

     - our possible lack of experience in a particular market;

     - possible strains in our relationships with employees or customers as a result of changes in management or policies; and

     - incurring more debt as a means of financing the acquisition and increasing our payment obligations.

     We cannot be sure that we will make any acquisitions or that any acquired business will be successfully integrated into our operations or will ultimately perform as expected. Also, the availability of additional financing cannot be assured and, depending on the terms of the potential acquisition, may be restricted by the terms of our senior credit facility and the indenture governing the notes. We cannot be sure that any future acquisitions will not have a negative impact on our financial position. We currently do not have any plans regarding potential acquisitions.

CHANGE OF CONTROL -- WE MAY NOT HAVE THE ABILITY TO RAISE THE FUNDS NECESSARY TO FINANCE THE CHANGE OF CONTROL OFFER REQUIRED BY THE INDENTURE GOVERNING THE NOTES.

     Upon the occurrence of particular change of control events, we may need to refinance large amounts of our indebtedness, including the indebtedness under the notes and under the senior credit facility. If a change of control occurs after August 1, 2004, we must offer to buy back the notes for a price equal to 101% of the principal amount, plus any interest which has accrued and remains unpaid as of the date purchased. We would fund any repurchase obligation with our available cash and cash generated from other sources such as borrowings or sales of equity. However, we cannot guarantee that there will be sufficient funds available for any required repurchases of the notes when a change of control occurs. In addition, the senior credit facility will prohibit us from repurchasing the notes after a change of control until we first repay our indebtedness under the senior credit facility in full. If we fail to repurchase the notes in that circumstance, we will go into default under both the indenture governing the notes and the senior credit facility. Any future indebtedness which we incur may also contain restrictions on repayment which will come into effect upon a change of control. If a change of control occurs, we cannot assure you that we will have sufficient funds to satisfy all of our debt service obligations. See the sections entitled "Description of Senior Credit Facility" and "Description of the New Notes -- Change of Control."

FRAUDULENT CONVEYANCE -- FEDERAL AND STATE STATUTES ALLOW COURTS, UNDER SPECIFIC CIRCUMSTANCES, TO VOID DEBT OBLIGATIONS AND REQUIRE NOTEHOLDERS TO RETURN PAYMENTS RECEIVED.

     Various laws enacted for the protection of creditors may apply to the incurrence of indebtedness and other obligations in connection with the recapitalization and to the transfer of a portion of the proceeds of our indebtedness to our shareholders. If a court were to find in a lawsuit by an unpaid creditor or representatives of creditors that we did not receive fair consideration or reasonably equivalent value for incurring the indebtedness or obligations in connection with the recapitalization and, at the time of incurring the indebtedness, we:

     - were insolvent;

     - became insolvent by reason of the recapitalization;

     - were engaged in a business or transaction for which our remaining assets constituted unreasonably small capital; or

     - intended to incur or believed we would incur obligations beyond our ability to pay such obligations as they mature,

such court, subject to applicable statutes of limitations, could void our obligations under the notes, subordinate the notes to other indebtedness, or take other action detrimental to you, as holders of notes. Some courts have held that an obligor's purchase of its own capital stock does not constitute reasonably equivalent value or fair consideration for indebtedness incurred to finance that purchase.

     The measure of insolvency for purposes of the foregoing will vary depending on the law of the jurisdiction which is being applied. Generally, however, a company would be considered insolvent at a particular time if the sum of its debts was then greater than all of its property at a fair valuation or if the present fair saleable value of its assets was then less than the amount that would be required to pay its probable liabilities on its existing debts as they become absolute and matured. On the basis of our historical financial information, our recent operating history as discussed in the section entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations" and other factors, we believe that, after giving effect to the recapitalization, we will not be rendered insolvent, we will have sufficient capital for the business in which we are engaged and we will be able to pay our debts as they mature. We cannot guarantee, however, what standard a court would apply to evaluate the parties' intent or to determine whether we were insolvent at the time of, or rendered insolvent upon completion of, the recapitalization or that, regardless of the standard, a court would not determine that we were insolvent at the time of, or rendered insolvent upon completion of, the recapitalization.

YEAR 2000 ISSUES -- IF OUR SYSTEMS ARE NOT YEAR 2000 COMPLIANT, OUR OPERATIONS COULD BE DISRUPTED BY UNANTICIPATED SYSTEMS FAILURES.

     As the end of the century nears, there is a widespread concern that many existing information systems, primarily computer software programs, will not be able to properly recognize or process date-sensitive information when the year changes to 2000. If not corrected, many information systems could fail, create erroneous results, cause unanticipated systems failures or otherwise disrupt our operations. Our failure, or the failure of one or more of our key suppliers, customers or distributors to address successfully year 2000 issues, could interrupt our business and lead to a loss of customers if not remedied in a timely manner. See the section entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Year 2000."

ABSENCE OF PUBLIC MARKET -- IF A MARKET FOR THE NEW NOTES DOES NOT DEVELOP, YOUR ABILITY TO SELL THE NEW NOTES AT AN ACCEPTABLE PRICE MAY BE LIMITED.

     Since the original offering, there has been no public market for the notes. We do not plan on listing the new notes on any securities exchange. The initial purchaser has informed us that it plans on making a market in the notes, but it is not obligated to do so, and may discontinue its activities at any time. Accordingly, we cannot determine:

     - the likelihood that an active market for the notes will develop;

     - the liquidity of any such market;

     - your ability to sell your notes; or

     - the prices that you may obtain for your notes if sold.

     Future trading prices for your notes will depend upon many factors, including, among others, our operating results, the market for similar securities and changing interest rates.

FORWARD-LOOKING INFORMATION -- YOU SHOULD NOT PLACE UNDUE RELIANCE ON FORWARD-LOOKING INFORMATION.

     Throughout this prospectus we make "forward-looking statements." Forward-looking statements include the words "may," "will," "estimate," "intend," "continue," "believe," "pro forma," "expect," "anticipate" and other similar words. The forward-looking statements contained in this prospectus are generally located in the sections entitled "Prospectus Summary," "Risk Factors," "Capitalization," "Management's Discussion and Analysis of Financial Condition and Results of Operations," and "Business," but may be found in other locations as well. These forward-looking statements generally relate to our plans and objectives for future operations and are based upon management's reasonable estimates of future results or trends. Although we believe that our plans and objectives reflected in or suggested by such forward-looking statements are reasonable, we may not achieve such plans or objectives. Actual results may differ from projected results due, but not limited, to unforeseen developments, including those discussed above.

     You should read this prospectus completely and with the understanding that actual future results may be materially different from what we expect. We undertake no obligation after the date of this prospectus to update any forward-looking statements even though our situation may change in the future.

                              THE RECAPITALIZATION

     On July 30, 1999, Hicks Muse and Mills & Partners, Inc., a St. Louis-based investment and management services firm, together with our then-existing shareholders, including Walter J. Kreiseder, Gerald J. Sommers and certain family trusts controlled by them, completed a recapitalization of our company, which included the following transactions:

     - we borrowed an aggregate of $150.3 million under our new $200 million senior credit facility;

     - we sold $100.0 million of senior subordinated notes due 2009, the same notes we are now offering to exchange;

     - Hicks Muse and its affiliates paid $1.00 per share for 78 million shares of our series A convertible preferred stock and the principals and executives of Mills & Partners paid $0.01 per share for approximately
       13.3 million shares of our class A common stock, which together represents 68.5% of our outstanding capital stock;

     - we purchased 266,807,342 shares of our common stock from Walter J. Kreiseder, Gerald J. Sommers and the family trusts for $1.00 per share; and

     - Walter J. Kreiseder, Gerald J. Sommers and the family trusts retained 42 million shares of our common stock, which represents 31.5% of our outstanding capital stock.

We used the proceeds from our senior credit facility, the notes offering and the equity investments by Hicks Muse and the principals and executives of Mills & Partners to purchase shares of our common stock from Walter J. Kreiseder, Gerald
J. Sommers and the family trusts, repay indebtedness and accrued interest outstanding at the time of the recapitalization and pay related fees and expenses.

                                USE OF PROCEEDS

     We will not receive any cash proceeds from the issuance of the new notes in exchange for old notes. In consideration for issuing the new notes as contemplated by this prospectus, we will receive in exchange old notes in like principal amount, which will be cancelled and as such will not result in an increase in our indebtedness.

     We used the proceeds from the original offering to partially finance the recapitalization. The following table sets forth the sources and uses of funds in connection with the recapitalization:

              SOURCES OF FUNDS                                   USES OF FUNDS
              ----------------                                   -------------
                                    (DOLLARS IN THOUSANDS)
                                                 Recapitalization
Senior Credit Facility.............  $150,300    Consideration(2)...................  $311,133
Senior Subordinated Notes due
  2009.............................   100,000    Fees and Expenses(3)...............    17,300
Equity Investment(1)...............    78,133
                                     --------                                         --------
          Total Sources............  $328,433    Total Uses.........................  $328,433
                                     ========                                         ========

---------------

(1) Reflects the acquisition by Hicks Muse and its affiliates of 78 million shares of series A convertible preferred stock for $1.00 per share and the acquisition by the principals and executives of Mills & Partners of approximately 13.3 million shares of our class A common stock for $0.01 per share, but does not include the retention of 42 million shares of common stock by Walter J. Kreiseder, Gerald J. Sommers and certain family trusts controlled by them.

(2) Reflects payments to Walter J. Kreiseder, Gerald J. Sommers and the family trusts for 266,807,342 shares of common stock and includes the repayment of then existing indebtedness and accrued interest of $45,496, and the retention of $133 for operating purposes.

(3) Does not include a non-cash expense of $900 incurred in connection with the issuance of warrants to purchase 1.8 million shares of our common stock at $0.50 per share.

                                 CAPITALIZATION

     The following table sets forth our capitalization as of September 30, 1999. The information set forth below should be read in conjunction with our audited combined financial statements and unaudited pro forma combined financial data, together with the related notes thereto, included elsewhere in this prospectus.

                                                              AS OF SEPTEMBER 30, 1999
                                                              ------------------------
                                                               (DOLLARS IN THOUSANDS)
Long-term debt (including current maturities):
  Senior credit facility....................................         $ 145,000
  Senior subordinated notes due 2009........................           100,000
                                                                     ---------
          Total long-term debt..............................           245,000
Shareholders' deficit.......................................          (123,671)
                                                                     ---------
          Total capitalization..............................         $ 121,329
                                                                     =========

                            SELECTED FINANCIAL DATA

     The historical financial data for the fiscal years ended September 30, 1997, 1998 and 1999 have been derived from, and should be read in conjunction with, the audited combined financial statements of Courtesy Corporation and its affiliates and the audited consolidated financial statements of LLS Corp. included elsewhere in this prospectus. The historical financial data for the fiscal years ended September 30, 1995 and 1996 have been derived from the audited combined financial statements of Courtesy Corporation and its affiliates not included in this prospectus. The following information should be read in conjunction with the audited combined financial statements of Courtesy Corporation and its affiliates and the audited consolidated financial statements of LLS Corp. and the notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this prospectus.

                                                    FISCAL YEARS ENDED SEPTEMBER 30,
                                     ---------------------------------------------------------------
                                                                                     LLS CORP.
                                                                                 (FORMERLY KNOWN AS
                                                                                COURTESY CORPORATION
                                       COURTESY CORPORATION AND AFFILIATES        AND AFFILIATES)
                                     ----------------------------------------   --------------------
                                      1995       1996       1997       1998             1999
                                     -------   --------   --------   --------   --------------------
                                                  (IN THOUSANDS, EXCEPT RATIO AMOUNTS)
STATEMENT OF OPERATIONS DATA:
Net sales..........................  $76,379   $101,366   $129,485   $172,608         $171,703
Cost of sales......................   48,936     67,248     88,153    120,986          121,101
                                     -------   --------   --------   --------         --------
Gross profit.......................   27,443     34,118     41,332     51,622           50,602
Operating expenses.................    8,626      9,507     11,974     15,064           17,363
                                     -------   --------   --------   --------         --------
Income from operations.............   18,817     24,611     29,358     36,558           33,239
Interest expense, net..............    1,241      1,389      1,535      1,315            6,835
Amortization of deferred financing
  fees.............................       --         --         --         --              428
Transaction related expenses(1)....       --         --         --         --            1,220
                                     -------   --------   --------   --------         --------
Income before income taxes.........   17,576     23,222     27,823     35,243           24,756
Income tax provision...............      151         84        277        188            3,260
                                     -------   --------   --------   --------         --------
Net income before minority
  interest.........................   17,425     23,138     27,546     35,055           21,496
Minority interest..................      591        718      1,060      1,225              171
                                     -------   --------   --------   --------         --------
Net income.........................  $16,834   $ 22,420   $ 26,486   $ 33,830         $ 21,325
                                     =======   ========   ========   ========         ========
OTHER FINANCIAL DATA:
Depreciation and amortization......  $ 4,275   $  5,795   $  8,224   $  9,896         $ 13,517
Operating cash flows...............   20,119     29,839     29,670     37,206           49,414
Investing cash flows...............  (14,227)   (21,071)   (13,937)   (31,303)         (20,800)
Financing cash flows...............    4,727     (9,444)   (15,900)    (5,106)         (25,651)
EBITDA(2)..........................   23,092     30,406     37,582     46,454           46,756
Adjusted EBITDA(3).................   23,381     31,023     39,038     49,977           47,765
Capital expenditures...............   14,265     21,107     13,937     31,330           20,800
Total assets.......................   61,910     87,866    105,343    129,826          169,200
Long-term obligations (including
  current portion).................   16,586     20,452     19,188     29,925          245,000
Ratio of earnings to fixed
  charges(4).......................     11.7x      14.0x      14.5x      19.1x             4.1x

---------------

(1) Represents non-recurring recapitalization related expenses incurred by the pre-recapitalization shareholders which includes among other things, bonus and legal fees.

(2) Earnings before interest, taxes, depreciation, amortization, minority interest and transaction related expenses ("EBITDA") is a key financial measure but should not be construed as an alternative to operating income or cash flows from operating activities, as determined in accordance with generally accepted accounting principles. EBITDA is generally considered to provide information regarding a company's ability to service indebtedness and it is included herein to provide additional information with respect to the ability of the Company to meet its future debt service requirements. EBITDA is also one of the financial measures by which our covenants are calculated under our debt instruments.

(3) Adjusted EBITDA is presented in order to provide additional information for determining our ability to meet our debt service requirements and to meet covenant requirements. Adjusted EBITDA reflects EBITDA, as defined in note
    (2), adjusted for the following.

                                                      FISCAL YEARS ENDED SEPTEMBER 30,
                                        ------------------------------------------------------------
                                                                                     LLS CORP.
                                                                                 (FORMERLY KNOWN AS
                                                                                COURTESY CORPORATION
                                        COURTESY CORPORATION AND AFFILIATES       AND AFFILIATES)
                                        -----------------------------------     --------------------
                                        1995    1996     1997        1998               1999
                                        -----   -----   -------     -------     --------------------
Compensation adjustment(a)............  $289    $617    $1,097      $1,580             $   --
Preoperating costs....................    --      --       359(b)    1,943(b)           1,009(c)
                                        ----    ----    ------      ------             ------
                                        $289    $617    $1,456      $3,523             $1,009
                                        ====    ====    ======      ======             ======

    (a) Represents a reduction in officers' compensation under the employment agreements entered into by particular officers in connection with the consummation of the recapitalization, as if the reductions had taken place at the beginning of the periods presented.

    (b) Represents certain preoperating costs associated with the newly constructed facility at 600 Buffalo Grove, Illinois. These preoperating costs represent the costs incurred during the period prior to which the facility began generating revenues.

    (c) Represents certain preoperating costs associated with newly purchased facilities in Anderson, South Carolina and Lake Geneva, Wisconsin. These preoperating costs represent the costs incurred during the period prior to which the facilities began generating revenues.

(4) For purposes of calculating the ratio of earnings to fixed charges, "earnings" represent earnings before income taxes plus fixed charges. "Fixed charges" consist of interest on all indebtedness, amortization of deferred financing fees and the portion, (approximately 1/3), of rental expense that management believes is representative of the interest component of rent expense.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS

     The following table is derived from the audited combined financial statements of Courtesy Corporation and its affiliates and the audited consolidated financial statements of LLS Corp. included elsewhere in this prospectus and sets forth certain items for the periods indicated.

                                               FISCAL YEARS ENDED SEPTEMBER 30,
                                  -----------------------------------------------------------
                                                                           (FORMERLY KNOWN AS
                                                                                COURTESY
                                                                              CORPORATION
                                   COURTESY CORPORATION AND AFFILIATES      AND AFFILIATES)
                                  -------------------------------------    ------------------
                                        1997                1998                  1999
                                  -----------------   -----------------    ------------------
                                               (IN THOUSANDS EXCEPT PERCENTAGES)
Net sales.......................  $129,485   100.0%   $172,608   100.0%    $171,703    100.0%
Cost of sales...................    81,209    62.7%    112,608    65.2%     110,546     64.4%
Operating expenses..............    10,694     8.3%     13,546     7.9%      14,401      8.4%
Depreciation and
  amortization(1)...............     8,224     6.3%      9,896     5.7%      13,517      7.9%
                                  --------            --------             --------
Operating income................    29,358    22.7%     36,558    21.2%      33,239     19.4%
                                  ========            ========             ========
OTHER DATA:
Operating cash flows............  $ 29,670            $ 37,206             $ 49,414
Investing cash flows............   (13,937)            (31,303)             (20,800)
Financing cash flows............   (15,900)             (5,106)             (25,651)
EBITDA..........................    37,582    29.0%     46,454    26.9%      46,756     27.2%
Adjusted EBITDA.................    39,038    30.1%     49,977    29.0%      47,765     27.8%

---------------

(1) Depreciation and amortization has been excluded from cost of sales and operating expenses, and reflected as a separate component of operating income for all of the periods presented. Had depreciation and amortization been classified as a component of cost of sales and operating expenses, the cost of sales, and cost of sales as a percentage of net sales, would be $88,153, or 68.1%, $120,986, or 70.1%, and $121,101, or 70.5%, for the
    fiscal years ended September 30, 1997, 1998 and 1999, respectively, with no effect on the operating income presented.

  Fiscal Year Ended September 30, 1999 Compared to Fiscal Year Ended September 30, 1998

     Net sales -- Net sales of $171.7 million in 1999, represented a slight decrease of $0.9 million, compared to net sales of $172.6 million in 1998.

     Cost of sales -- Cost of sales decreased $2.1 million or 1.8% during the year ended September 30, 1999 compared to cost of sales for the same period during 1998. Cost of sales expressed as a percentage of net sales decreased to 64.4% for the year ended September 30, 1999 from 65.2% for the comparable period in 1998. These decreases were primarily due to lower average resin prices and to improvements in manufacturing efficiencies offset by higher labor and facility costs incurred during the year. Because we pass substantially all resin price fluctuations onto our customers, a lower average resin price leads to a higher gross margin percentage but generally has no impact on gross margin dollars.

     Operating expenses -- Operating expenses increased $0.9 million or 6.3%, to $14.4 million for the year ended September 30, 1999 compared to the same period during 1998. Operating expenses expressed as a percentage of sales increased to 8.4% for the year ended September 30, 1999 from 7.9% for the comparable period in 1998. These increases were primarily attributable to higher fixed general and administrative costs resulting from the addition of two manufacturing facilities.

     Depreciation and amortization -- Depreciation and amortization increased $3.6 million to $13.5 million for the year ended September 30, 1999. This increase primarily reflects net increases in depreciable assets from new equipment purchases and the addition of two manufacturing facilities.

  Fiscal Year Ended September 30, 1998 Compared to Fiscal Year Ended September 30, 1997

     Net sales -- Net sales of $172.6 million in 1998 reflected an increase of $43.1 million, or 33.3%, compared to net sales in 1997. This increase was primarily due to sales growth to existing customers in the amount of approximately $38.6 million and, to a lesser extent, sales to new customers in the amount of approximately $4.5 million. Growth in existing accounts represented increasing demand for existing products as well as the introduction and sale of new products.

     Cost of sales -- Cost of sales increased $31.4 million, or 38.7%, to $112.6 million in 1998. This increase was primarily due to higher sales levels achieved during the year. Cost of sales expressed as a percentage of net sales increased to 65.2% in 1998 from 62.7% in 1997. Contributing to this increase was higher labor and facility costs incurred in 1998 that represented the setup and startup of a new manufacturing facility in Buffalo Grove, Illinois. The majority of these costs were incurred during the second half of the year. It is expected that the addition of this manufacturing facility will lead to an increase in our manufacturing capacity. In addition, the increase in cost of sales as a percentage of net sales reflected a shift in product mix during 1998 to products that have a lower average gross margin than our overall average gross margin in 1997.

     Operating expenses -- Operating expenses increased $2.9 million, or 26.7%, to $13.5 million in 1998. This increase was primarily attributable to higher variable costs which resulted from increases in sales and the addition of a new manufacturing facility. Operating expenses expressed as a percentage of net sales decreased to 7.9% in 1998 from 8.3% in 1997.

     Depreciation and amortization -- Depreciation and amortization increased $1.7 million to $9.9 million in 1998. This reflects net increases in depreciable assets resulting from new equipment purchases and the addition of a new manufacturing facility.

SEASONALITY

     Historically, a slightly higher portion of our sales and net income has been realized during the third and fourth fiscal quarters. In addition to our peak season fluctuations, quarterly results of operations may fluctuate depending on the timing and amount of sales from the introduction of new products.

LIQUIDITY AND CAPITAL RESOURCES

     We have satisfied our historical requirements for capital through cash flow from operations. For the three fiscal years ended 1997, 1998, and 1999, our capital expenditures were $13.9 million, $31.3 million and $20.8 million, respectively, and our net cash provided by operating activities was $29.7 million, $37.2 million and $49.4 million, respectively.

     The notes and senior credit facility increased our debt levels to a total of $245 million at September 30, 1999. As a result, our annual interest payments on a pro forma basis for the fiscal year ended September 30, 1999 would have been approximately $23.6 million, generating an annual tax benefit of approximately $8.5 million. The notes require semi-annual interest payments beginning in February 2000 and will mature in 2009. Borrowings under the senior credit facility require quarterly interest payments beginning in September, 1999. In addition, the senior credit facility provides $55.0 million of revolving loans available to us. The terms of the notes and the senior credit facility include significant operating and financial restrictions, particularly limits on our ability to incur indebtedness, create liens, sell assets, engage in mergers or consolidations, make investments and pay dividends. The tranche A loan under the senior credit facility amortizes quarterly over six years as follows:

     - $3.0 million in year two;

     - $12.0 million in year three;

     - $15.0 million in year four;

     - $17.0 million in year five; and

     - $18.0 million in year six.

     The tranche B loan under the senior credit facility amortizes quarterly over seven years as follows:

     - $0.2 million in year two;

     - $0.8 million in each of years three through six; and

     - $76.6 million in year seven.

     The revolving loans terminate, and all outstanding amounts thereunder mature, on June 30, 2005. See the sections entitled "Description of Senior Credit Facility," "Description of the New Notes" and "Unaudited Pro Forma Financial Data."

     We believe that the net cash provided by operating and financing activities will be sufficient to fund our future cash requirements, which consist primarily of repayment of indebtedness, working capital requirements and capital expenditures. Our future operating performance and ability to service or refinance our current indebtedness is subject to future economic conditions and financial, business and other factors, many of which are beyond our control. See the section entitled "Risk Factors -- Leverage."

YEAR 2000

     We use software and related technologies throughout our business that could be adversely impacted by the year 2000 issue. The year 2000 issue, which is common to most businesses, concerns the inability of information systems, primarily computer software programs, to properly recognize or process date-sensitive information when the year changes to 2000. We have conducted a comprehensive review of our computer systems to identify the systems that could be affected by the year 2000 issue and have developed an implementation plan. Our review and plan includes assessing both business applications and manufacturing applications. Our business applications include all purchased software systems and all hardware required for information processing, financial reporting systems, customer billing systems, customer service systems and telecommunication transmission and reception systems. Manufacturing systems include all purchased software systems and all hardware required to support certain machinery and equipment that is integral to our operations. We have received year 2000 compliance certificates from the vendors providing our software programs and have performed all necessary hardware upgrades to bring our manufacturing applications into year 2000 compliance. Based on our review of our systems and consultation with our hardware and software vendors, we believe that our software and hardware for both business and manufacturing applications will function properly beyond 1999. However, we cannot guarantee that our systems will be year 2000 compliant.

     The total cost associated with the hardware and software modifications required by the year 2000 issue through September 30, 1999 was less than $0.1 million. To date, our business and manufacturing hardware and software applications have experienced no problems recognizing date sensitive information, despite the fact that our fiscal year 2000 began October 1, 1999.

     In addition, the inability of third parties with whom we transact business to adequately address their year 2000 issues is outside of our control. Nevertheless, we have surveyed all of our critical third party suppliers and service providers to assess their year 2000 compliance. The majority of these third parties have responded to our inquiries and informed us that they are currently year 2000 compliant or will be compliant by January 1, 2000. However, we cannot guarantee that the third parties with whom we transact business will be year 2000 compliant.

     In order to promptly address any unforeseen circumstances that may arise in connection with the year 2000, we have developed a contingency plan which will include the following measures:

     - our manufacturing and information technology personnel and representatives from selected vendors will be at our facilities on January 1, 2000 to inspect our systems for any year 2000 problems;

     - we will communicate with significant customers on January 1, 2000 to discuss any year 2000 issues uncovered by them and resolve such issues in a timely manner; and

     - we have identified, and will engage, alternate means of delivery of raw materials if any problems occur with our normal procurement and logistics process.

In spite of our efforts, many of the potential year 2000 issues will be beyond our control and could be outside the scope of our contingency plan set forth above. In the event our systems and the systems of our material third parties are not year 2000 compliant, our operations could be disrupted and our revenues could be impacted negatively.

MARKET RISK

     In the ordinary course of business we are exposed to market risks. Our main exposure relates to changes in interest rates on outstanding debt. Our senior credit facility allows us to enter into interest rate swap agreements to limit our exposure on a portion of our long-term debt. We do not expect to hold or issue financial instruments for trading purposes.

INTEREST RATE AND DEBT SENSITIVITY ANALYSIS

     For our fixed-rate debt, interest rate changes affect the fair market value but do not impact our earnings or cash flows. However, for the variable-rate debt included in our senior credit facility, interest rate changes generally do not affect the fair market value but do impact future earnings and cash flows, assuming other factors are constant. A hypothetical 10% change in our weighted average borrowing rate would cause a change in earnings of approximately $1.2 million.

                                    BUSINESS
GENERAL

     We are a leading, fully-integrated custom designer, manufacturer and marketer of precision injection molded plastic components, closures and dispensing systems used in (1) medical devices and pharmaceutical products, (2) consumer products and (3) food and beverage products.

PRODUCTS AND SERVICES

     Our offering of products and services includes the following:

     Mold Design and Development. We design and manufacture custom-made molds for our customers and for our own proprietary use. The molds we develop for our customers are used in all of the markets we serve, and the molds we develop for our own proprietary use are used primarily to produce plastic closures for applications in bottled water, food products and personal care products. The typical product cycle of a custom-made mold includes product concept development, design and precision mold tool construction. This product cycle typically takes 12 to 26 weeks for completion; however, in some instances it may take up to five years.

     Injection Molded Products. We manufacture precision injection molded plastic components, closures and dispensing systems used in all of the markets we serve. Our injection molded components are used in a variety of medical devices which include insulin pens, inhalers, diagnostic test kits and vials. Our closure and dispensing systems are used to cap or dispense products which include (1) pull/push closures used to cap plastic bottles, (2) hinged and twist top closures for food products and (3) tilt top closures for food and personal care products.

     Value-Added Assembly Services. Our assembly activities consist of continuous motion, multi-component, pick-and-place assembly of plastic components. We work closely with our customers, to develop equipment, process controls and assembly techniques to facilitate the delivery of high quality, fully assembled products. We are able to provide our value-added assembly in a "clean room" environment, a necessity for the medical and pharmaceutical industries.

     Supplier-Managed Inventory Programs. As an additional value-added service, we offer supplier-managed inventory programs to some of our largest customers. In such programs, we manufacture and ship consignment inventory on an as-needed basis to customer-owned warehouses. Participating customers manage their inventory positions through the use of electronic data interface systems shared with us.

RAW MATERIALS AND PRODUCTION

     The principal raw materials for our plastic products are polypropylene and polyethylene resins, which account for approximately 67% of the cost of all raw materials purchased for our products. We purchased approximately 69.0 million and 79.6 million pounds of plastic resins during fiscal 1998 and fiscal 1999, respectively. We do not rely on a single supplier for our resin. In the past, we have been able to shift our resin requirements to other suppliers without experiencing any significant disruptions of our operations. We expect to be able to continue this practice if the need arises in the future. We believe that due to our volume purchases we are able to negotiate attractive pricing with resin suppliers. We have not experienced any significant difficulties over the past ten years in obtaining sufficient quantities of resins, although prices for resins can fluctuate over relatively short periods of time. Historically, we have been able to pass substantially all resin price increases on to our customers on a timely basis.

     In order to produce our products, the resin, which is delivered as small pebble-size pellets to large storage silos, is conveyed through a pipeline system to an injection molding machine, where it is melted into a thick liquid state. Coloring agents are added as appropriate and the mixture is injected at high pressure into a specially designed, multi-cavity mold. The principal equipment in our plants includes injection molding machines (we operate approximately 180 molding machines ranging in size from 55 to 715 tons clamping pressure), finishing lines, high speed, multi-component, pick and place assembly machines, and automated systems for handling and processing raw materials and finished goods.

     We design and manufacture substantially all of our own molds. We believe our mold expertise has led to reduced costs due to shorter molding cycle times and enhanced reliability and longevity of our tooling.

PROPERTIES

     We own or lease six modern production facilities, which operate five to seven days a week, 24 hours a day, and one warehouse facility. The production facilities are highly efficient due to automation and frequently scheduled maintenance in the plants. We believe that these facilities are well-maintained and in good operating condition and anticipate that the facilities themselves will be sufficient to meet our needs for the next several years. We cannot guarantee, however, that unanticipated developments will not occur that would require us to add production facilities sooner than expected. The following table indicates the locations, functions, square footage and nature of ownership of our facilities:

                              APPROXIMATE
         FACILITY            SQUARE FOOTAGE       OWNED/LEASED                PRINCIPAL USE
         --------            --------------       ------------                -------------
800 Corporate Grove Dr.         265,000       Land & building owned   Headquarters and manufacturing
Buffalo Grove, Illinois(1)
700 Corporate Grove Dr.         342,000       Land & building owned   Headquarters and manufacturing
Buffalo Grove, Illinois(1)
600 Deerfield Parkway           311,000       Land leased/building    Manufacturing
Buffalo Grove, Illinois                       owned
1019-1021 Noel Avenue            66,000       Leased                  Manufacturing
Wheeling, Illinois(1)
200 Masters Boulevard           169,000       Land & building         Manufacturing
Anderson, South Carolina                      leased
2491 Vista Drive                 11,000       Owned                   Manufacturing
Lake Geneva, Wisconsin
913 Commerce                     98,000       Leased                  Warehouse
Buffalo Grove, Illinois

---------------

(1) Each of these facilities is certified under ISO 9002, an internationally recognized manufacturers' quality standard. We expect to have our new facilities in Buffalo Grove, Illinois and Anderson, South Carolina certified in the year 2000.

SALES, MARKETING AND CUSTOMER SERVICE

     We market our products primarily through our internal sales department. We also utilize independent sales representatives to market our products. Calls on customers by these salespersons and representatives, along with participation at trade shows, are the primary means of customer contact. A number of our customers are large corporate clients with numerous production facilities, many of which may make their own separate purchase decisions. Our two largest customers, Colgate-Palmolive and Abbott Laboratories, accounted for approximately 22% and 12%, respectively, of our sales during 1999. No other customers accounted for more than 10% of our sales during 1999. Many of our customers have been doing business with us for more than ten years.

     Attention to customer service is a critical component of our marketing effort. Our customers operate high-speed, high-volume production lines. Customers rely on our ability to provide reliable, on-time delivery of our products and to maintain the uniform quality of those products.

COMPETITION

     We believe that the most important factors in marketing our products are price, product design, product quality and reliability and customer service. Among the attributes that distinguish us from other sellers of such products and provide a competitive advantage include our:

     - ability to provide our customers with innovative, low-cost products;

     - reputation for quality, reliability and service; and

     - highly automated production facilities and in-house tool manufacturing capability.

     We face direct competition in each of our product lines from a number of companies, many of which have financial and other resources that are substantially greater than ours. As we broaden our product offerings, we expect to meet increased competition from additional competitors with entrenched positions in those product lines. We also face competition from bottling companies, other food and beverage providers and medical and pharmaceutical companies that elect to produce their own closures, dispensing systems and devices rather than purchase them from outside sources. In addition, the packaging industry has numerous well-capitalized competitors, and there is a risk that these companies will expand their product offerings, either through internal product development or acquisitions of any of our direct competitors, to compete in the niche markets that we currently serve. These competitors, as well as existing competitors, could introduce products or establish prices for their products in a manner that could adversely affect our ability to compete. Because of our product concentration, an increase in competition or any technological innovations with respect to our specific product applications, such as the introduction of lower-priced competitive products or products containing technological improvement over our products, could have a significant adverse effect on our financial condition and results of operations.

INTELLECTUAL PROPERTY

     We hold more than 40 patents covering various aspects of the design and construction of our food and beverage products. None of our patents cover design aspects of our medical devices, pharmaceutical products or consumer products. Our patents were granted between 1985 and 1998 and the earliest expiration date will be in 2002. We consider the patents valuable to our food and beverage products as they illustrate our innovative design ability and product development capabilities. However, we do not believe that the loss or expiration of any particular patent would have a material impact on our revenues. We maintain a strong commitment to research and development, focusing our efforts on enhancing existing products as well as developing new products based on our existing technologies and production capabilities. Our research and development staff of over 30 design engineers works together with our customers to identify specific needs and develop innovative, high performance solutions which satisfy those needs. This method of product development allows the customer to become a member of the development team, develops close ongoing working relationships between us and our customers and, in many instances, allows us to gain an in-depth understanding of our customers' businesses, thereby enabling us to better anticipate and serve their needs.

LEGAL PROCEEDINGS

     We have from time to time been involved in various claims and litigation. The nature of our business is such that it is anticipated that we will be involved in claims and litigation considered to be in the ordinary course of business. Based on our experience with similar claims and litigation, we do not anticipate that these matters will have a material adverse effect on us.

ENVIRONMENTAL

     Certain of our operations are subject to federal, state and local environmental laws and regulations that govern, among other things, the discharge of pollutants into the air and water, as well as the handling and disposal of solid and hazardous wastes. We believe that we are in material compliance with applicable environmental laws and that the costs of compliance with such current or proposed environmental laws and regulations will not have a material adverse effect on us. Further, we are not a party to any claim or proceeding and are not aware of any threatened claim or proceeding under environmental laws that could, if adversely decided, reasonably be expected to have a material adverse effect on our financial condition or results of operations. See the section entitled "Risk Factors -- Environmental."

EMPLOYEES

     As of September 30, 1999, we had approximately 1,600 employees, including approximately 180 mold-makers. None of our employees are party to any collective bargaining agreements. We have not experienced any labor problems resulting in a work stoppage, and believe we have good relations with our employees.

                                   MANAGEMENT

     Set forth below is information with respect to those individuals who currently serve as members of our Board of Directors or as our executive officers.

                   NAME                      AGE                    POSITION
                   ----                      ---                    --------
James N. Mills.............................  62    Chairman of the Board and Chief Executive
                                                     Officer
Dan H. Blanks..............................  50    Director
Jack D. Furst..............................  40    Director
David M. Sindelar..........................  42    Director, Senior Vice President and Chief
                                                     Financial Officer
Walter J. Kreiseder........................  57    Director
Gerald J. Sommers..........................  58    Director
Wesley D. DeHaven..........................  35    Vice President-Finance

     Set forth below is a description of the backgrounds of those persons who serve as our directors and executive officers. There is no family relationship between any of our directors or executive officers. Officers are elected by the Board of Directors and hold office until their respective successors are duly elected and qualified.

  James N. Mills

     James N. Mills has served as our Chairman of the Board and Chief Executive Officer since July 1999. Mr. Mills is the Chairman of the Board and Chief Executive Officer of Mills & Partners. Mr. Mills is also Chairman of the Board and Chief Executive Officer of International Wire Holding Company and Viasystems Group, Inc. Mr. Mills was Chairman of the Board and Chief Executive Officer of Berg Electronics Corp. from November 1992 through October 1998, of Crain Holdings Corp. from August 1995 through December 1997, of Jackson Holding Company from February 1993 through August 1995, of Thermadyne Holdings Corporation from February 1989 through February 1995 and of Thermadyne Industries, Inc. from 1987 to 1995. Prior to that time, Mr. Mills served as Executive Vice President of McGraw-Edison Company, a company engaged in the electronic, industrial, commercial and automotive industries, from 1978 to 1985, and served as Industrial Group President and President of the Bussman Division of the McGraw-Edison Company from 1980 to 1984.

  Dan H. Blanks

     Dan H. Blanks has served as a director since November 1999. Mr. Blanks has served as a Senior Vice President of Hicks Muse since 1997. Mr. Blanks has 28 years experience in equity research and international asset management. Prior to joining Hicks Muse, Mr. Blanks spent 20 years specializing in working with pension funds and other institutions on their international investment programs. Mr. Blanks was involved in the development of the international investments resources and business for Fidelity Investments as International Investment Director in London, Hong Kong and Boston. Prior to that, he spent 11 years as President of Pictet International, an international asset management company, in London as well as 11 years with J.P. Morgan in London, Tokyo and New York in the institutional investment and international research areas.

  Jack D. Furst

     Jack D. Furst has served as a director since July 1999. Mr. Furst has served as a Partner and Principal of Hicks Muse since 1989, the year in which it was formed. Mr. Furst has approximately 20 years of experience in leveraged acquisitions and private investments. Mr. Furst is involved in all aspects of Hicks Muse's business and has been actively involved in originating, structuring and monitoring its investments. Prior to joining Hicks Muse, Mr. Furst served as a Vice President and subsequently a Partner of Hicks & Haas from 1987 to 1989. From 1984 to 1986, Mr. Furst was a Merger and

Acquisitions/Corporate Finance Specialist for The First Boston Corporation in New York. Before joining First Boston, Mr. Furst was a Financial Consultant at PricewaterhouseCoopers. Mr. Furst serves on the Boards of Directors of American Tower Corporation, Triton Energy Limited, Home Interiors & Gifts, Inc., Hedstrom Holdings, Inc., International Wire Holding Company, Cooperative Computing, Inc. and Viasystems Group, Inc.

  David M. Sindelar

     David M. Sindelar has served as our Senior Vice President and Chief Financial Officer and as a director since July 1999. Mr. Sindelar serves as President of Mills & Partners, Inc., and is a Senior Vice President and Chief Financial Officer of International Wire Holding Company and Viasystems Group, Inc. Mr. Sindelar served as Senior Vice President and Chief Financial Officer of Berg Electronics Corp. from November 1992 through October 1998, of Crain Holdings Corp. from August 1995 through December 1997 and of Jackson Holding Company from February 1993 through August 1995. From 1987 to February 1995, Mr. Sindelar held various positions at Thermadyne Holdings Corporation including Senior Vice President, Chief Financial Officer and Vice President -- Corporate Controller and Controller.

  Walter J. Kreiseder

     Walter J. Kreiseder continues to serve as a director, and serves as Chief Executive Officer of our operating subsidiary and each of its subsidiaries. Mr. Kreiseder served as our Chief Executive Officer and as a director from our inception in 1972 through July 1999. Mr. Kreiseder is directly involved in all aspects of the business and has over 37 years of experience in the injection molding industry. Mr. Kreiseder is affiliated with several industry associations including the Tooling and Manufacturing Association and the Society of Plastic Engineers.

  Gerald J. Sommers

     Gerald J. Sommers continues to serve as a director, and serves as President and Chief Operating Officer of our operating subsidiary and each of its subsidiaries. Mr. Sommers served as our President and Chief Operating Officer and as a director from our inception in 1972 through July 1999. Mr. Sommers is directly involved in all aspects of the business and has over 37 years of experience in the injection molding industry. Mr. Sommers is affiliated with several industry associations including the Tooling and Manufacturing Association and the Society of Plastic Engineers.

  Wesley D. DeHaven

     Wesley D. DeHaven has served as our Vice President -- Finance since July 1999. Mr. DeHaven serves as a Vice President of Mills & Partners. Mr. DeHaven served as Vice President of Viasystems Group, Inc. from March 1998 through November 1998, Vice President -- Finance of Crain Industries, Inc. from December 1996 through February 1998, Corporate Controller of International Wire Group, Inc. from April 1994 through November 1996, and Controller for the cutting and welding segment of Thermadyne Industries, Inc. from June 1993 through March 1994. Prior to that time, Mr. DeHaven was employed by the international accounting firm of Arthur Andersen & Co.

EXECUTIVE COMPENSATION

     The following table sets forth the compensation paid during the fiscal year ended September 30, 1999 to the Chief Executive Officer and the three other most highly compensated executive officers who were serving as executive officers at September 30, 1999 or during the fiscal year ended September 30, 1999. Information with respect to fiscal years prior to September 30, 1999 is not required as we were not a reporting company pursuant to Section 13(a) or 15(d) of the Exchange Act of any time during those years.

                                                                  ANNUAL COMPENSATION
                                                              ---------------------------
                NAME AND PRINCIPAL POSITION                   YEAR   SALARY($)   BONUS($)
                ---------------------------                   ----   ---------   --------
James N. Mills, Chief Executive Officer.....................  1999     58,333          --
Walter J. Kreiseder, Chief Executive Officer................  1999    500,000          --
Gerald J. Sommers, Chief Operating Officer..................  1999    500,000          --
James Beck, Vice President..................................  1999    158,190       1,000
Dennis Greenberg, Vice President............................  1999    130,000     532,500

COMPENSATION OF DIRECTORS

     Directors who are officers, employees or otherwise an affiliate of ours do not receive compensation for their services as directors. Directors are entitled to reimbursement of their reasonable out-of-pocket expenses in connection with their travel to and attendance at meetings of the Board of Directors or committees thereof.

EXECUTIVE EMPLOYMENT AGREEMENTS

  James N. Mills Employment Agreement

     Mr. James N. Mills entered into an executive employment agreement with us upon consummation of the recapitalization. Under his employment agreement, Mr. Mills will serve as our Chairman of the Board and Chief Executive Officer through July 30, 2004. Mr. Mills is required to devote his business time and attention to the transaction of our business as is reasonably necessary to discharge his duties under the employment agreement. Subject to the above limitation on his activities, Mr. Mills is free to participate in other business endeavors.

     Mr. Mills' compensation under his employment agreement includes an annual base salary of not less than $350,000, subject to adjustment at the sole discretion of our Board of Directors, and benefits as will be customarily accorded our executives for as long as our employment agreement is in effect. In addition, Mr. Mills is entitled to an annual bonus in an amount to be determined at the sole discretion of our Board of Directors.

     Mr. Mills' employment agreement also provides that if Mr. Mills' employment is terminated for a reason other than death, disability or cause, Mr. Mills will continue to receive his then current salary through July 30, 2004 or for one year, whichever is longer, and any other benefits to which he would otherwise be entitled under the employment agreement. In addition, Mr. Mills' employment agreement provides that if Mr. Mills is terminated due to death or disability, Mr. Mills or his estate, heirs or beneficiaries, as applicable, will receive, in addition to any other benefits provided under any benefit plan, his then current salary for a period of 24 months from the date of termination.

  David M. Sindelar Employment Agreement

     Mr. David M. Sindelar entered into an executive employment agreement with us upon consummation of the recapitalization. Under his employment agreement, Mr. Sindelar will serve as our Senior Vice President and Chief Financial Officer through July 30, 2004. Mr. Sindelar is required to devote his business time and attention to the transaction of our business as is reasonably necessary to discharge his duties under the employment agreement. Subject to the above limitation on his activities, Mr. Sindelar is free to participate in other business endeavors.

     Mr. Sindelar's compensation under his employment agreement includes an annual base salary of not less than $150,000, subject to adjustment at the sole discretion of the Chairman of the Board, and benefits as will be customarily accorded our executives for as long as the employment agreement is in effect. In addition, Mr. Sindelar is entitled to an annual bonus in an amount to be determined at the sole discretion of the Chairman of the Board.

     Mr. Sindelar's employment agreement also provides that if Mr. Sindelar's employment is terminated for a reason other than death, disability or cause, Mr. Sindelar will continue to receive his then current salary through July 30, 2004 or for one year, whichever is longer, and any other benefits to which he would otherwise be entitled under the employment agreement. In addition, Mr. Sindelar's employment agreement provides that if Mr. Sindelar is terminated due to death or disability, Mr. Sindelar or his estate, heirs or beneficiaries, as applicable, will receive, in addition to any other benefits provided under any benefit plan, his then current salary for a period of 24 months from the date of termination.

  Walter J. Kreiseder Employment Agreement

     Mr. Walter J. Kreiseder entered into an executive employment agreement with our operating subsidiary providing for an employment term of five years upon consummation of the recapitalization. From July 30, 1999 through the second anniversary of the employment agreement, Mr. Kreiseder will serve as the Chief Executive Officer of our operating subsidiary and each of its subsidiaries and is required to devote his best efforts and full business time, attention, knowledge and skill to the operation of the business and affairs of our operating subsidiary and its subsidiaries. Subject to the above limitation on his activities, Mr. Kreiseder is able to participate in other activities. Prior to the second anniversary of the effective date of the employment agreement, and each subsequent anniversary thereof during the term of the employment agreement, Mr. Kreiseder and our operating subsidiary will negotiate in good faith to establish reduced time commitments and levels of responsibility applicable to Mr. Kreiseder's employment with our operating subsidiary for such year and, in addition, an appropriate reduction in Mr. Kreiseder's annual base salary commensurate with such reduced time commitments and levels of responsibility. Mr. Kreiseder has also agreed in connection with his employment agreement not to compete with us or any of our subsidiaries during his employment and for a period of two years after the termination of his employment for any reason.

     Mr. Kreiseder's compensation under his employment agreement includes an annual base salary of $500,000, subject to adjustment as described above, and benefits as will be customarily accorded the executives of our operating subsidiary for as long as the employment agreement is in effect.

     Mr. Kreiseder's employment agreement also provides that if Mr. Kreiseder's employment is terminated by him for "good reason," or by our operating subsidiary for any reason other than "cause" or Mr. Kreiseder's death, permanent disability or retirement:

     - on or prior to the second anniversary of the effective date of the employment agreement, Mr. Kreiseder will continue to receive his then current base salary for the greater of (1) 12 months from the date of termination of his employment and (2) the remainder of the period on or prior to the second anniversary of the effective date of the employment agreement; or

     - after the second anniversary of the effective date of the employment agreement, Mr. Kreiseder will continue to receive his then current base salary for 12 months from the date of termination of his employment.

     In either case, Mr. Kreiseder will also continue to be covered by the same or equivalent medical, dental and life insurance coverage as in effect immediately prior to the termination of his employment until the earlier of the expiration of the period for which he receives severance pay or the date on which he commences new employment.

  Gerald J. Sommers Employment Agreement

     Mr. Gerald J. Sommers entered into an executive employment agreement with our operating subsidiary providing for an employment term of five years upon consummation of the recapitalization. From July 30, 1999 through the second anniversary of the employment agreement, Mr. Sommers will serve as President and Chief Operating Officer of our operating subsidiary and each of its subsidiaries and is required to devote his best efforts and full business time, attention, knowledge and skill to the operation of the business and affairs of our operating subsidiary and its subsidiaries. Subject to the above limitation on his activities, Mr. Sommers is able to participate in other activities. Prior to the second anniversary of the effective date of the employment agreement and each subsequent anniversary thereof during the term of the employment agreement, Mr. Sommers and our operating subsidiary will negotiate in good faith to establish reduced time commitments and levels of responsibility applicable to Mr. Sommers' employment with our operating subsidiary and, in addition, an appropriate reduction in Mr. Sommers' annual base salary commensurate with such reduced time commitments and levels of responsibility. Mr. Sommers has also agreed pursuant to his employment agreement not to compete with us or any of our subsidiaries during his employment and for a period of two years after the termination of his employment for any reason.

     Mr. Sommers' compensation under his employment agreement includes an annual base salary of $500,000, subject to adjustment as described above, and such benefits as will be customarily accorded the executives of our operating subsidiary for as long as the employment agreement is in effect.

     Mr. Sommers' employment agreement also provides that if Mr. Sommers' employment is terminated by him for "good reason," or by our operating subsidiary for any reason other than "cause" or Mr. Sommers' death, permanent disability or retirement:

     - on or prior to the second anniversary of the effective date of the employment agreement, Mr. Sommers will continue to receive his then current base salary for the greater of (1) 12 months from the date of termination of his employment and (2) the remainder of the period on or prior to the second anniversary of the effective date of the employment agreement; or

     - after the second anniversary of the effective date of the employment agreement, Mr. Sommers will continue to receive his then current base salary for 12 months from the date of termination of his employment.

     In either case, Mr. Sommers will also continue to be covered by the same or equivalent medical, dental and life insurance coverage as in effect immediately prior to the termination of his employment until the earlier of the expiration of the period for which he receives severance pay or the date on which he commences new employment.

LLS CORP. 1999 STOCK OPTION PLAN

     We recently adopted the LLS Corp. 1999 Stock Option Plan under which incentive and non-qualified stock options, stock appreciation rights, stock awards, performance awards and stock units will be issued to our employees and the employees of any of our subsidiaries as designated by our Board of Directors. A total of 7,017,543 shares of our common stock are reserved for issuance under the stock option plan. The stock option plan will terminate on the tenth anniversary of its effectiveness, unless sooner terminated by the committee.

     The stock option plan provides that it is to be administered by a committee of our Board of Directors or a subcommittee of such a committee. The committee has the authority to grant to any participant one or more awards and to establish the terms and conditions of such awards, subject to certain limitations specified in the stock option plan. For example, in the case of stock options, the per-share exercise price of each option must not be less than 100% of the fair market value of our common stock on the date such option is granted, and no option may be exercisable later than ten years after the date of grant. In the event of a change in control, as set forth in the stock option plan, the committee, in its discretion, may take such actions as it deems appropriate with respect to outstanding awards, including, without limitation, accelerating the exercisability or vesting of such awards.

PERFORMANCE OPTIONS

     We granted 2,000,749 and 1,600,000 performance options to purchase shares of our common stock to James N. Mills and David M. Sindelar, respectively, on July 30, 1999. A total of 4,340,749 shares of our common stock are reserved for issuance in connection with the exercise of performance options. The performance options will be exercisable only in the event that HMTF/CC Investments, LLC has realized an overall rate of return of at least 35% per year, compounded annually, on all equity funds invested by it in us. Subject to the foregoing, the performance options will be exercisable:

     - immediately prior to a Liquidity Event, as defined below;

     - concurrently with the consummation of a Qualified IPO, as defined below;
       or

     - on the tenth anniversary of the date of grant.

A "Liquidity Event" generally means:

     - one or more sales or other dispositions of our common stock if, thereafter, the amount of our common stock owned by HMTF/CC Investments, LLC is reduced by 50%;

     - any merger, consolidation or other business combination involving us in which any person or group acquires a majority of the common stock of the resulting entity; or

     - any sale of all or substantially all of our assets.

A "Qualified IPO" means a firm commitment underwritten public offering of our common stock for gross proceeds of at least $50.0 million.

     The exercise price for the performance options will initially be equal to $1.00 per share and, effective each anniversary of the grant, the per share exercise price for the performance options will be equal to the per share exercise price for the prior year multiplied by 1.08. The exercise price for the performance options and the number of shares of our common stock for which the performance options will be exercisable is subject to adjustment in the event of certain fundamental changes in our capital structure. The performance options will terminate on the tenth anniversary of the date of grant.

        SECURITIES OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

     The following table sets forth certain information regarding the beneficial ownership of our capital stock by (1) each person who owns beneficially more than five percent of our capital stock, (2) each of our directors and executive officers and (3) all directors and executive officers as a group. Our series A convertible preferred stock and class A common stock vote together with our common stock as a single class. Our series A convertible preferred stock is entitled to the number of votes equal to the whole number of shares of common stock into which it is then convertible, which will initially be one per share, and our class A common stock is entitled to one vote for each share. Unless otherwise indicated, each person has sole voting power and investment power with respect to the shares attributed to him/her.

     Our series A convertible preferred stock is convertible into our common stock (1) at the option of any holder of series A convertible preferred stock at any time and (2) automatically upon the closing of the sale of shares of our common stock in a registered public offering resulting in at least $50.0 million in gross proceeds to us. Each share of series A convertible preferred stock is convertible into a whole number of shares of our common stock as is determined by dividing $1.00 by the series A conversion price, which will initially be $1.00.

     Our class A common stock is convertible into our common stock (1) at the option of any holder of class A common stock at any time, (2) at our option upon the occurrence of a Triggering Event (as defined), and (3) automatically on July 31, 2009. A "Triggering Event" means any merger, consolidation or other business combination or any sale of all or substantially all of our assets in which Hicks Muse and its affiliates cease to beneficially own at least 50% of the resulting entity. Each share of class A common stock is convertible into a fraction of a share of common stock equal to the quotient of (1) the fair market value of a share of common stock at the time of conversion less the sum of $0.99 plus imputed interest thereon at a rate of 8% per annum, compounded annually, at the time of conversion, divided by (2) the fair market value of a share of common stock at the time of conversion. Because the fraction of a share of common stock into which class A common stock is convertible is determinable only at the time of a conversion, shares of common stock that may be issuable upon conversion of class A common stock are not included in the shares of common stock beneficially owned in the foregoing table.

                                          SERIES A
                                         CONVERTIBLE                 COMMON                    CLASS A
                                       PREFERRED STOCK                STOCK                 COMMON STOCK
                                   -----------------------   -----------------------   -----------------------
                                                PERCENTAGE                PERCENTAGE                PERCENTAGE   PERCENT
                                   NUMBER OF        OF       NUMBER OF        OF       NUMBER OF        OF         OF
                                     SHARES       CLASS        SHARES       CLASS        SHARES       CLASS       TOTAL
                                   ----------   ----------   ----------   ----------   ----------   ----------   -------
5% SHAREHOLDERS
HMTF/CC Investments, LLC(1)......  78,000,000     100.0%             --        --              --        --        58.5%
  c/o Hicks, Muse, Tate & Furst
  Incorporated
  200 Crescent Court, Suite 1600
  Dallas, Texas 75201
James N. Mills(2)................          --        --              --        --      13,333,333     100.0%       10.0%
  100 South Hanley, Suite 400
  St. Louis, Missouri 63105
Walter J. Kreiseder(3)...........          --        --      21,000,000      50.0%             --        --        15.8%
  800 Corporate Grove Drive
  Buffalo Grove, Illinois
    60089-4552
Gerald J. Sommers(4).............          --        --      21,000,000      50.0%             --        --        15.8%
  800 Corporate Grove Drive
  Buffalo Grove, Illinois
    60089-4552

                                          SERIES A
                                         CONVERTIBLE                 COMMON                    CLASS A
                                       PREFERRED STOCK                STOCK                 COMMON STOCK
                                   -----------------------   -----------------------   -----------------------
                                                PERCENTAGE                PERCENTAGE                PERCENTAGE   PERCENT
                                   NUMBER OF        OF       NUMBER OF        OF       NUMBER OF        OF         OF
                                     SHARES       CLASS        SHARES       CLASS        SHARES       CLASS       TOTAL
                                   ----------   ----------   ----------   ----------   ----------   ----------   -------
DIRECTORS AND EXECUTIVE OFFICERS
James N. Mills(2)................          --        --              --        --      13,333,333     100.0%       10.0%
Walter J. Kreiseder(3)...........          --        --      21,000,000      50.0%             --        --        15.8%
Gerald J. Sommers(4).............          --        --      21,000,000      50.0%             --        --        15.8%
Dan H. Blanks (5)................  78,000,000     100.0%             --        --              --        --        58.5%
Jack D. Furst(6).................  78,000,000     100.0%             --        --              --        --        58.5%
David M. Sindelar(7).............          --        --              --        --       4,000,000      30.0%        3.0%
Wesley D. DeHaven................          --        --              --        --              --        --          --
All directors/executive officers
  as a group(7 persons)..........  78,000,000     100.0%     42,000,000     100.0%     13,333,333     100.0%      100.0%

---------------

(1) Consists solely of shares of our series A convertible preferred stock owned of record by HMTF/CC Investments, LLC, a limited liability company whose managing member is HMTF/Courtesy GP, LLC. Mr. Thomas O. Hicks is the sole member and manager of HMTF/Courtesy GP, LLC and, accordingly, may be deemed to be the beneficial owner of our series A convertible preferred stock held directly or indirectly by HMTF/CC Investments, LLC. In addition, Mr. Hicks holds a minority limited liability company interest in HMTF/CC Investments, LLC. Mr. Hicks disclaims beneficial ownership of shares of our series A convertible preferred stock owned by HMTF/CC Investments, LLC.

(2) Includes 4,400,000 shares of class A common stock owned of record by Mr. Mills and 8,933,333 shares of class A common stock owned of record by certain persons subject to an irrevocable proxy in favor of Mr. Mills. Mr. Mills disclaims beneficial ownership of shares of our class A common stock not owned by him. See "Certain Relationships and Related Transactions -- The Shareholders Agreement."

(3) Includes 10,500,000 shares of common stock owned of record by a personal trust for which Mr. Kreiseder serves as trustee and 10,500,000 shares of common stock owned of record by four children's trusts. Mr. Kreiseder disclaims beneficial ownership of shares of our common stock owned by the children's trusts.

(4) Includes 8,400,000 shares of common stock owned of record by a personal trust for which Mr. Sommers serves as trustee and 12,600,000 shares of common stock owned of record by four children's trusts. Mr. Sommers disclaims beneficial ownership of shares of our common stock owned by the children's trusts.

(5) Mr. Blanks holds a minority limited liability company interest in HMTF/CC Investments, LLC. Mr. Blanks disclaims beneficial ownership of shares of our series A convertible preferred stock owned by HMTF/CC Investments, LLC.

(6) Mr. Furst holds a minority limited liability company interest in HMTF/CC Investments, LLC. Mr. Furst disclaims beneficial ownership of shares of our series A convertible preferred stock owned by HMTF/CC Investments, LLC.

(7) Includes 3,600,000 shares of class A common stock owned of record by Mr. Sindelar and 400,000 shares of class A common stock owned of record by two children's trusts of which Mr. Sindelar serves as trustee. Mr. Sindelar disclaims beneficial ownership of shares of our class A common stock owned by the children's trusts.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     Set forth below is a description of certain transactions entered into between us and certain of our shareholders or affiliates during the last three years. Some of these relationships continue to be in effect and may result in conflicts of interest between us and those shareholders or affiliates.

THE SHAREHOLDERS AGREEMENT

     Each holder of common stock, series A convertible preferred stock and class A common stock entered into a shareholders agreement with us upon consummation of the recapitalization. In accordance with the terms of the shareholders agreement, our Board of Directors consists of six directors, made up of two Hicks Muse designees, two Mills & Partners designees and Walter J. Kreiseder and Gerald J. Sommers. Also, the number of members of the Board of Directors may be expanded by the mutual agreement of Hicks Muse and Mills & Partners to include independent directors who are reasonably acceptable to Mr. Kreiseder and Mr. Sommers. Each party to the shareholders agreement agreed to vote his or its shares of common stock, series A convertible preferred stock and class A common stock and take all other actions necessary to give effect to the agreements contained therein, including without limitation the election of the Hicks Muse designees, the Mills & Partners designees and Mr. Kreiseder and Mr. Sommers to the Board of Directors.

     In addition, the shareholders agreement contains an irrevocable proxy in connection with which the initial holders of class A common stock and their transferees granted to James N. Mills, or to Hicks Muse if Mr. Mills is no longer an officer or director, the power to vote all shares of capital stock held by such parties on all matters concerning the election of directors as provided in the shareholders agreement.

     The shareholders agreement, among other things, grants preemptive rights and certain registration rights to the parties thereto and contains provisions requiring the parties to the shareholders agreement to sell their shares of common stock in connection with certain sales of common stock by HMTF/CC Investments, LLC and its affiliates ("drag-along rights") and granting the parties to the shareholders agreement the right to include a portion of their shares of common stock in certain sales in which HMTF/ CC Investments, LLC and its affiliates do not exercise their drag-along rights ("tag-along rights"). The shareholders agreement will terminate on its tenth anniversary date, although the preemptive rights, drag-along rights and tag-along rights contained in the shareholders agreement will terminate earlier upon the consummation of a firm commitment underwritten public offering of our common stock.

MONITORING AND OVERSIGHT AND FINANCIAL ADVISORY AGREEMENTS

     Following consummation of the recapitalization, we entered into a monitoring and oversight agreement with an affiliate of Hicks Muse ("Hicks Muse Partners"), under which we will pay Hicks Muse Partners an annual fee, payable quarterly, in an initial amount equal to $500,000 for monitoring and oversight services to be provided to us. In addition, we will reimburse Hicks Muse Partners for its expenses incurred in connection with services rendered. The initial fee will be adjusted, but not below the amount of the initial fee, on January 1 of each calendar year to an amount equal to 0.2% of our budgeted consolidated annual net sales for our then-current fiscal year. Upon the acquisition by us or any of our subsidiaries of another entity or business, the fee will be adjusted prospectively in the same manner using the pro forma combined budgeted consolidated annual net sales.

     We also entered into a financial advisory agreement with Hicks Muse Partners under which Hicks Muse Partners received a financial advisory fee in an amount equal to $5.3 million for its services as financial advisor to us in connection with the recapitalization. We also reimbursed Hicks Muse Partners for its expenses incurred in connection with the recapitalization. In addition, Hicks Muse Partners will be entitled to receive a fee equal to 1.5% of the "transaction value", as defined below, for each "subsequent transaction", as defined below, in which we or any of our subsidiaries are involved. The term "transaction value" means the total value of the subsequent transaction, including without limitation, the aggregate amount of the funds required to complete the subsequent transaction, excluding any fees payable pursuant to the financial advisory agreement, including the amount of any indebtedness, preferred stock or similar items assumed, or remaining outstanding. The term "subsequent transaction" means any future proposal for a tender offer, acquisition, sale, merger, exchange offer, recapitalization, restructuring or other similar transaction directly or indirectly involving us or any of our subsidiaries or any of their respective subsidiaries and any other person or entity.

     Each of the monitoring and oversight agreement and the financial advisory agreement will terminate upon the earlier to occur of:

     - the tenth anniversary of its execution; or

     - the date on which Hicks Muse or its successors and their respective affiliates, including, without limitation, any equity fund sponsored by Hicks Muse or its successors, shall cease to own beneficially, any of our securities or the securities of any of our successors.

     Messrs. Hicks and Furst, who serve as two of our directors, are each principals of Hicks Muse Partners. In addition, we agreed to indemnify Hicks Muse Partners, its affiliates, and their respective directors, officers, controlling persons, if any, agents and employees from and against any and all claims, liabilities, losses, damages, expenses and fees and disbursements related to or arising out of or in connection with the services rendered by Hicks Muse Partners in connection with each of the monitoring and oversight agreement and the financial advisory agreement and not resulting from the bad faith, gross negligence or willful misconduct of Hicks Muse Partners. Hicks Muse Partners is also entitled to reimbursement for any expenses incurred by it in connection with rendering services allocable to us under the monitoring and oversight agreement and the financial advisory agreement.

     The monitoring and oversight agreement and the financial advisory agreement each make available the resources of Hicks Muse Partners concerning a variety of financial and operational matters. We do not believe that the services to be provided by Hicks Muse Partners could otherwise be obtained by us without the addition of personnel or the engagement of outside professional advisors. In our opinion, the fees to be provided for under these agreements reasonably reflect the benefits to be received by us.

REAL PROPERTY LEASES

     We lease two of our properties from entities in which two of our directors, Walter J. Kreiseder and Gerald J. Sommers, hold beneficial interests. The lessor of our facility in Wheeling, Illinois is KS/Wheeling L.L.C., a limited liability company of which Messrs. Kreiseder and Sommers are the only members. We have leased this property since September 1986, and the term of the lease expires in August 2007. We paid a total of $360,000 in rent in 1998. We lease the land on which one of our Buffalo Grove, Illinois facilities is located from Cole Taylor Bank, trustee of a trust for the benefit of Messrs. Kreiseder and Sommers. We have leased this property since August 1996, and the term of the lease expires in August 2011. We paid a total of $334,691 in rent in 1998. The terms of the leases are equivalent to terms available from independent third parties.

NOTES PURCHASE COMMITMENT

     In connection with the consummation of the recapitalization, TCW/Crescent Mezzanine, L.L.C. and its affiliates (collectively, "TCW"), made a stand-by commitment to purchase the entire $100 million aggregate principal amount of the notes we originally offered. In consideration for this commitment, TCW received approximately $2.4 million in cash and warrants to purchase 1,800,000 shares of our common stock for $0.50 per share. In addition, TCW invested $10.0 million in HMTF/CC Investments, LLC. TCW/Crescent Mezzanine, L.L.C. is an affiliate of Hicks Muse.

                     DESCRIPTION OF SENIOR CREDIT FACILITY

     In connection with the consummation of the recapitalization, we entered into the senior credit facility. The following is a summary description of the principal terms of the senior credit facility. The credit agreement has been filed as an exhibit to the registration statement, of which this prospectus is a part. Capitalized terms used in this section and not otherwise defined in this prospectus shall have the meanings given to them in the senior credit facility.

     General. The senior credit facility is provided by a syndicate of banks and other financial institutions (the "Lenders") for which Bank of America, National Association ("Bank of America") acts as administrative agent (the "Administrative Agent"), Credit Suisse First Boston acts as the syndication agent (the "Syndication Agent"), Bankers Trust Company acts as documentation agent, and Banc of America Securities LLC acts as lead arranger and book manager. The senior credit facility provides for borrowing of up to $55.0 million under a revolving credit facility (the "Revolving Facility") and for borrowings of up to an aggregate of $145.0 million under two term loan facilities (the "Term Facilities"). The proceeds of the Loans, as defined below, were used to:

     - refinance the outstanding principal amount of our indebtedness outstanding at the time of the recapitalization;

     - consummate the recapitalization;

     - pay fees and expenses incurred in connection with the recapitalization;
       and

     - provide for working capital and other general corporate purposes, including acquisitions.

The senior credit facility may be amended at any time, including to increase the amount thereof, in accordance with the terms of the senior credit facility.

     Revolving Facility. The Revolving Facility provides for borrowings of up to $55.0 million (the "Revolving Loans"), which may include up to $10.0 million of Letters of Credit and $5.0 million of Swing Line Loans. The Revolving Facility is available on a revolving basis ending on the sixth anniversary of the closing date of the recapitalization.

     Term Facilities. Under the senior credit facility, there are two term loan facilities as follows:

     - a six year term loan facility (the "Term A Facility"); and

     - a seven year term loan facility (the "Term B Facility").

     The Term A Facility was made available to us in a single borrowing on the closing date of the recapitalization pursuant to which term loans ("Term A Loans") were made. The maximum amount available under the Term A Facility is $65.0 million. Once repaid, the Term A Loans may not be reborrowed. Term A Loans will amortize in quarterly installments as set forth below. The final maturity for all Term A Loans is the sixth anniversary of the closing date of the recapitalization.

     The Term B Facility was made available to us in a single borrowing on the closing date of the recapitalization pursuant to which term loans ("Term B Loans") were made. The maximum amount available under the Term B Facility is $80.0 million. Once repaid, the Term B Loans may not be reborrowed. Term B Loans will amortize in quarterly installments as set forth below. The final maturity for all Term B Loans is the seventh anniversary of the closing date of the recapitalization (the Term A Loans, the Term B Loans and the Revolving Loans are collectively referred herein as, the "Loans").

     The annual amortization of the Term A Loans and Term B Loans is as follows, payable in equal quarterly installments in each loan year other than loan year 2, which is payable at the end of loan year 2:

                                                          TERM A FACILITY    TERM B FACILITY
                                                          ---------------    ---------------
Loan Year 1.............................................    $         0        $         0
Loan Year 2.............................................    $ 3,000,000        $   200,000
Loan Year 3.............................................    $12,000,000        $   800,000
Loan Year 4.............................................    $15,000,000        $   800,000
Loan Year 5.............................................    $17,000,000        $   800,000
Loan Year 6.............................................    $18,000,000(1)     $   800,000
Loan Year 7.............................................    $         0        $76,600,000(1)

---------------

(1) Or such other amounts then outstanding.

     Interest. The Loans bear interest at:

     - the reserve adjusted LIBOR rate plus the applicable margins set forth below (the "LIBOR Applicable Margin"); or

     - the Administrative Agent's alternate base rate plus the applicable margins set forth below (the "Base Rate Applicable Margin"); in each case determined in accordance with our Leverage Ratio.

                                 LIBOR APPLICABLE MARGIN         BASE RATE APPLICABLE MARGIN
                             -------------------------------   -------------------------------
                             REVOLVING LOANS                   REVOLVING LOANS
LEVERAGE RATIO               AND TERM A LOANS   TERM B LOANS   AND TERM A LOANS   TERM B LOANS
--------------               ----------------   ------------   ----------------   ------------
> 4.50:1...................        2.50%            3.00%            1.25%            1.75%
> 4.00:1 < 4.50:1..........        2.25             2.75             1.00             1.50
> 3.50:1 < 4.00:1..........        2.00             2.50             0.75             1.25
<3.50:1....................        1.75             2.50             0.50             1.25

Interest periods for LIBOR rate loans shall be, at our option, one, two, three or six months or, if available to all Lenders, nine or twelve months, and shall be payable on the last business day of the applicable interest period therefor or, if earlier, on the end of each third-month date following the commencement of such interest period.

     Our interest expense for our borrowings under the senior credit facility is subject to reduction based upon improvement in our leverage ratio. The leverage ratio is defined as total debt, less cash and cash equivalents, to running four quarter EBITDA. For example, as set forth in the above table, if the leverage ratio improves to 4.50:1.00, but greater than or equal to 4.00:1.00, our interest expense will decrease by 25 basis points.

     Optional and Mandatory Prepayments. Outstanding Loans may be voluntarily prepaid without penalty; provided that, we shall pay LIBOR rate breakage costs, if any, for any prepayment other than at the end of a LIBOR interest period. LIBOR breakage costs are costs that would be incurred by us if we make a prepayment of any LIBOR borrowing on a day other than the last day of the interest period relating to such LIBOR borrowing. LIBOR borrowings are for one, two, three, six, nine, or twelve month contract interest periods. Breakage costs cannot be quantified until a prepayment occurs, and the actual costs depend on the length of the original interest period, the amount prepaid and the date of the actual prepayment. The breakage costs would not be material, as they generally represent the difference between the rate for the original contract interest period and the rate we would have paid for the shorter period.

     Mandatory prepayments will be required:

     - upon the receipt of the net cash proceeds from the sale of assets other than in the ordinary course of business or from settlements of casualty claims and condemnation proceedings, subject to particular exceptions, to the extent such proceeds are not reinvested in our business and the business of our subsidiaries within 12 months after receipt of an amount equal to the lesser of 100% of such net cash proceeds and an amount, if any, that would result in the Leverage Ratio being less than 3.50 to 1.00;

     - beginning on April 2001, an amount equal to the lesser of 70% of excess cash flow pursuant to an annual sweep arrangement and an amount, if any, that would result in the Leverage Ratio being less than 3.50 to 1.00; and

     - from 100% of the net cash proceeds from the issuance of future debt by us or any of our subsidiaries, subject to particular exceptions.

Mandatory prepayments shall be applied pro rata to reduce the outstanding principal amount of Term A Loans and the Term B Loans and applied first to the next two installments of Term A Loans and Term B Loans as we elect, and second to the remaining installments of Term A Loans and Term B Loans pro rata based on the number of then remaining installments.

     Fees. Commencing on the closing date of the recapitalization, a non-refundable fee (the "Commitment Fee") began to accrue on the daily average unused portion of the commitment amount of the Revolving Facility, whether or not then available, payable quarterly in arrears and on the final maturity date of the Revolving Facility, whether by stated maturity or otherwise. The Commitment Fee is initially 0.50% per annum, and will decrease to 0.375% per annum based on improvements to our Leverage Ratio.

     Security. The senior credit facility is secured by:

     - a first-priority perfected lien on substantially all of our domestic property and assets, tangible and intangible, and the domestic property and assets, tangible and intangible, of our subsidiaries;

     - a first-priority pledge of the common stock of all of our existing and future domestic subsidiaries; and

     - a first-priority pledge of 65% of the common stock of all of our direct material foreign subsidiaries, with various exceptions.

     Guarantees. Our payment obligations under the senior credit facility are guaranteed on a senior basis by all of our direct and indirect domestic subsidiaries, with various exceptions.

     Covenants. The senior credit facility contains financial covenants pursuant to which we must maintain a minimum interest coverage ratio and a maximum Leverage Ratio. In addition, the senior credit facility contains covenants pertaining to our management and operations and the management and operations of our subsidiaries. The senior credit facility also subjects us and our subsidiaries to restrictions, subject in each case to various exceptions, on:

     - the incurrence of additional debt and contingent obligations;

     - the granting of liens on our assets;

     - the making of dividends or similar distributions;

     - the sale of assets or similar transfers other than in the ordinary course of business;

     - the making of selected acquisitions and investments;

     - the consummation of mergers and consolidations; and

     - entering into selected transactions with affiliates.

     Events of Default. The senior credit facility contains customary events of default, including:

     - payment defaults;

     - breach of representations and warranties;

     - covenant defaults;

     - cross-defaults to particular other indebtedness;

     - selected events of bankruptcy and insolvency;

     - ERISA events;

     - judgment defaults;

     - actual or asserted invalidity of any security interests; and

     - change of control.
\

                               THE EXCHANGE OFFER

PURPOSE AND EFFECT

     We sold the old notes on June 30, 1999. In connection with that placement, we entered into the registration rights agreement, which requires us to file a registration statement under the Securities Act with respect to the new notes. Upon the effectiveness of the registration statement, we will offer you and the other holders of the old notes the opportunity to exchange your old notes for new notes of the same principal amount. The new notes will be issued without a restrictive legend and generally may be reoffered and resold by you without registration under the Securities Act. The registration rights agreement further provides that we must use our reasonable best efforts to:

     - cause the registration statement with respect to the exchange offer to be declared effective on or before December 27, 1999; and

     - consummate the exchange offer on or before February 10, 2000.

     Except as provided below, upon the completion of the exchange offer, our obligations with respect to the registration of the old notes and the new notes will terminate. We filed a copy of the registration rights agreement as an exhibit to the registration statement, of which this prospectus is a part. The summary in this prospectus of the material provisions of the registration rights agreement does not purport to be complete and is qualified in its entirety by reference to the registration rights agreement. As a result of the timely filing and the effectiveness of the registration statement, we will not owe certain liquidated damages provided for in the registration rights agreement. Following the completion of the exchange offer, except as set forth in the paragraph immediately below, any old notes you do not tender will not have any further registration rights and your old notes will continue to be subject to particular restrictions on transfer. Accordingly, the liquidity of the market for the old notes could be negatively affected upon completion of the exchange offer.

     In order to participate in the exchange offer, you must represent to us among other things, that:

     - the new notes acquired in connection with the exchange offer are being obtained in the ordinary course of your business;

     - you are not engaging in and do not intend to engage in a distribution of the new notes;

     - you do not have an arrangement or understanding with any person to participate in a distribution of the new notes; and

     - you are not our "affiliate," as defined in Rule 405 under the Securities Act.

Under the registration rights agreement, if:

     - prior to the consummation of the exchange offer, we, or the holders of a majority of the aggregate principal amount of the notes, determine that the new notes would not be freely tradable without restriction under the Securities Act and the Exchange Act and without material restrictions under applicable blue sky or state securities laws;

     - applicable interpretations of the SEC would not permit the consummation of the exchange offer;

     - the exchange offer is not consummated within 180 days of the original offering for any reason; or

     - in the case of a holder not permitted to participate in the exchange offer or any holder participating in the exchange offer that receives new notes that may not be sold without restriction under state and federal securities laws, the holders notifies us within 120 days of consummation of the exchange offer, we will be required to file a "shelf" registration statement for a continuous offering under Rule 415 under the Securities Act in respect of the old notes.

Other than set forth in this paragraph, you will not have the right to participate in the "shelf" registration statement nor otherwise require that we register your old notes under the Securities Act. See "-- Procedures for Tendering."

     Based on interpretations of the SEC's staff set forth in no-action letters issued to third parties unrelated to us, we believe that, with the exceptions set forth below, your new notes issued in connection with the exchange offer in exchange for your old notes may be offered for resale, resold, and otherwise transferred by you without compliance with the registration and prospectus delivery requirements of the Securities Act if:

     - the new notes acquired in connection with the exchange offer are being obtained in the ordinary course of your business;

     - you are not engaging in and do not intend to engage in a distribution of the new notes;

     - you do not have an arrangement or understanding with any person to participate in a distribution of the new notes; and

     - you are not our "affiliate," as defined in Rule 405 under the Securities Act.

     If you tender in the exchange offer for the purpose of participating in a distribution of the new notes, you cannot rely on this interpretation by the SEC's staff and must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction. If you are a broker-dealer that receives the new notes for your own account in exchange for old notes, where such old notes were acquired by you as a result of market making activities or other trading activities, you must acknowledge that you will deliver a prospectus in connection with any resale of your new notes. See the section entitled "Plan of Distribution." If you are a broker-dealer who acquired old notes directly from us and not as a result of market-making activities or other trading activities, you may not rely on the SEC's interpretations discussed above or participate in the exchange offer and must comply with the prospectus delivery requirements of the Securities Act in order to sell your new notes.

CONSEQUENCES OF FAILURE TO EXCHANGE

     Following the completion of the exchange offer, except as set forth in the second paragraph under "-- Purpose and Effect" above, any old notes you do not tender will not have any further registration rights and your old notes will continue to be subject to particular restrictions on transfer. Accordingly, the liquidity of the market for your old notes could be negatively affected upon completion of the exchange offer if you do not participate in the exchange offer.

TERMS OF THE EXCHANGE OFFER

     Upon the terms and subject to the conditions set forth in this prospectus and in the letter of transmittal, we will accept any and all old notes that you validly tender and do not withdraw prior to 5:00 p.m., New York City time, on January 25, 2000, or such date and time to which we extend the offer. We will issue to you $1,000 principal amount of new notes in exchange for each $1,000 principal amount of outstanding of your old notes we accept in the exchange offer. You may tender some or all of your old notes in connection with the exchange offer. However, you may only tender your old notes in integral multiples of $1,000 in principal amount.

     The form and terms of the new notes are substantially the same as the form and terms of the old notes except that the new notes have been registered under the Securities Act and will not bear legends restricting their transfer. The new notes will evidence the same debt as the old notes and will be issued in connection with, and entitled to the benefits of, the indenture pursuant to which your old notes were issued.

     As of the date of this prospectus, old notes representing $100.0 million aggregate principal amount were outstanding and there was one registered holder, a nominee of the DTC. This prospectus, together with the letter of transmittal, is being sent to DTC's nominee and to others believed to have beneficial interests in the old notes. We intend to conduct the exchange offer in accordance with the applicable requirements of the Securities Act and the rules and regulations of the SEC under the Securities Act.

     We shall be deemed to have accepted validly tendered old notes when, as, and if we have given oral or written notice of our acceptance to the exchange agent. The exchange agent will act as agent for you for the purpose receiving your new notes from us. If your tendered old notes are not accepted for exchange because of an invalid tender, the occurrence of certain other events set forth in this prospectus or otherwise, certificates for any of your unaccepted old notes will be returned, without expense, to you as promptly as practicable after January 25, 2000, unless we extend the exchange offer.

     If you participate in the exchange offer, you will not be required to pay brokerage commissions or fees or, subject to the instructions in the letter of transmittal, transfer taxes with respect to the exchange of your old notes in connection with the exchange offer. We will pay all charges and expenses, other than particular applicable taxes, in connection with the exchange offer. See "-- Fees and Expenses."

EXPIRATION DATE; EXTENSIONS; AMENDMENTS

     The expiration date shall be 5:00 p.m., New York City time, on January 25, 2000, unless we, in our sole discretion, extend the exchange offer, in which case the expiration date shall mean the latest date and time to which the exchange offer is extended. In order to extend the exchange offer, we will notify the exchange agent and each registered holder of any extension by oral or written notice prior to 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date. We reserve the right, in our discretion, to:

     - delay accepting any old notes, to extend the exchange offer or, if any of the conditions set forth under "-- Conditions to Exchange Offer" shall not have been satisfied, to terminate the exchange offer, by giving oral or written notice of such delay, extension or termination to the exchange agent; or

     - amend the terms of the exchange offer in any manner.

     In the event that we make a material or fundamental change to the terms of the exchange offer, we will file a post-effective amendment to the registration statement.

PROCEDURES FOR TENDERING

     Except as set forth under "-- Book Entry Transfer," to tender in the exchange offer you must complete, sign, and date the letter of transmittal, or a copy of the letter of transmittal, have the signatures guaranteed if required by the letter of transmittal, and mail or otherwise deliver the letter of transmittal or copy to the exchange agent prior to the expiration date. In addition:

     - certificates for your old notes must be received by the exchange agent along with the letter of transmittal prior to the expiration date;

     - a timely confirmation of a book-entry transfer (a "Book-Entry Confirmation") of your old notes, if that procedure is available, into the exchange agent's account at DTC (the "Book-Entry Transfer Facility") in accordance with to the procedure for book-entry transfer described below, must be received by the exchange agent prior to the expiration date; or

     - you must comply with the guaranteed delivery procedures described below.

     To be tendered effectively, the letter of transmittal and other required documents must be received by the exchange agent at the address set forth under "-- Exchange Agent" prior to the expiration date.

     A tender of your old notes that is not withdrawn before the expiration date will constitute your agreement with us to be bound by the terms and subject to the conditions of this prospectus and the letter of transmittal.

     THE METHOD OF DELIVERY OF YOUR OLD NOTES AND THE LETTER OF TRANSMITTAL AND ALL OTHER REQUIRED DOCUMENTS TO THE EXCHANGE AGENT IS AT YOUR ELECTION AND RISK. INSTEAD OF DELIVERY BY MAIL, WE RECOMMEND THAT YOU USE AN OVERNIGHT OR HAND DELIVERY SERVICE. IN ALL CASES, YOU SHOULD ALLOW SUFFICIENT TIME TO ASSURE DELIVERY TO THE EXCHANGE AGENT BEFORE THE EXPIRATION DATE. DO NOT SEND THE LETTER OF TRANSMITTAL OR YOUR OLD NOTES TO US. YOU MAY REQUEST THAT YOUR BROKER, DEALER, COMMERCIAL BANK, TRUST COMPANY OR NOMINEE EFFECT THESE TRANSACTIONS FOR YOU.

     If you want to tender and your old notes are registered in the name of a broker, dealer, commercial bank, trust company, or other nominee, you should contact the registered holder promptly and instruct the registered holder to tender on your behalf. If you want to tender on your own behalf, you must, prior to completing and executing the letter of transmittal and delivering your old notes, either make appropriate arrangements to register ownership of the old notes in the your name or obtain a properly completed bond power from the registered holder. The transfer of registered ownership may take considerable time.

     Unless you are a registered holder who requests that the new notes be mailed to you and issued in your name or you are a member of or participant in the Securities Transfer Agents Medallion Program, the New York Stock Exchange Medallion Signature Program, the Stock Exchange Medallion Program, or an "Eligible Guarantor Institution" within the meaning of Rule 17Ad-15 under the Securities Exchange Act of 1934, as amended, each an "Eligible Institution," an Eligible Institution must guarantee your signature on a letter of transmittal or a notice of withdrawal.

     If the letter of transmittal is signed by a person other than the registered holder of your old notes listed in the letter of transmittal, your old notes must be endorsed or accompanied by a properly completed bond power, signed by the registered holder as that registered holder's name appears on the old notes.

     If a trustee, executor, administrator, guardian, attorney-in-fact, officer of a corporation, or other person acting in a fiduciary or representative capacity signs the letter of transmittal or any notes or bond powers on your behalf, that person must indicate their capacity when signing, and submit satisfactory evidence to us with the letter of transmittal demonstrating their authority to act on your behalf.

     We will decide all questions as to the validity, form, eligibility, acceptance, and withdrawal of tendered old notes, and our determination will be final and binding. We reserve the absolute right to reject any and all old notes not properly tendered or the acceptance of which would be unlawful in the opinion of our counsel. We also reserve the right to waive any defects, irregularities, or conditions of tender particular to your old notes. Our interpretation of the terms and conditions of the exchange offer, including the instructions in a letter of transmittal, will be final and binding on all parties. You must cure any defects or irregularities in connection with tenders of old notes within such time as we shall determine. Although we intend to notify you of defects or irregularities with respect to the tender of your old notes, we, the exchange agent, or any other person shall not incur any liability for failure to give such notification. Tender of your old notes will not be deemed to have been made until such defects or irregularities have been cured or waived. Any of your old notes received by the exchange agent that are not properly tendered and as to which the defects or irregularities have not been cured or waived will be returned by the exchange agent to you, unless otherwise provided in the letter of transmittal, as soon as practicable following the expiration date.

     We reserve the right to purchase or make offers for any old notes that remain outstanding after the expiration date or to terminate the exchange offer and, to the extent permitted by law, purchase old notes in the open market, in privately negotiated transactions or otherwise. The terms of any purchases or offers could differ from the terms of the exchange offer.

     By tendering, you will represent to us that, among other things:

     - the new notes acquired in connection with the exchange offer are being obtained in the ordinary course of your business, whether or not you are the registered holder;

     - you are not engaging in and do not intend to engage in a distribution of the new notes;

     - you do not have an arrangement or understanding with any person to participate in the distribution of the new notes; and

     - you are not our "affiliate," as defined under Rule 405 of the Securities Act.

     In all cases, issuance of new notes for your old notes we accept for exchange in connection with the exchange offer will be made only after timely receipt by the exchange agent of:

     - certificates for your old notes or a timely Book-Entry Confirmation of your old notes into the exchange agent's account at the Book-Entry Transfer Facility;

     - a properly completed and duly executed letter of transmittal or, with respect to the DTC and its participants, electronic instructions in which the tendering holder acknowledges its receipt of and agreement to be bound by the letter of transmittal; and

     - all other required documents.

     If your tendered old notes are not accepted for any reason set forth in the terms and conditions of the exchange offer or if your old notes are submitted for a greater principal amount than you desire to exchange, your unaccepted or non-exchanged old notes will be returned without expense to you or, in the case of old notes tendered by book-entry transfer into the exchange agent's account at the Book-Entry Transfer Facility in accordance with the book-entry transfer procedures described below, such nonexchanged old notes will be credited to an account maintained with such Book-Entry Transfer Facility, as promptly as practicable after the expiration or termination of the exchange offer.

     If you are a broker-dealer that receives new notes for your own account in exchange for your old notes, where you acquired your old notes as a result of market-making activities or other trading activities, you must acknowledge that you will deliver a prospectus in connection with any resale of your new notes. See the section entitled "Plan of Distribution."

BOOK-ENTRY TRANSFER

     The exchange agent will make requests to establish accounts at the Book-Entry Transfer Facility for purposes of the exchange offer within two business days after the date of this prospectus. If you are a financial institution that is a participant in the Book-Entry Transfer Facility's systems, you may make book-entry delivery of your old notes being tendered by causing the Book-Entry Transfer Facility to transfer your old notes into the exchange agent's account at the Book-Entry Transfer Facility in accordance with the appropriate procedures for transfer. However, although you may deliver your old notes through book-entry transfer at the Book-Entry Transfer Facility, a letter of transmittal or copy of the letter of transmittal, with any required signature guarantees and any other required documents, must, except as set forth in the following paragraph, be transmitted to and received by the exchange agent on or prior to the expiration date or the guaranteed delivery procedures set forth below must be complied with.

     DTC's ATOP is the only method of processing exchange offers through DTC. To accept the exchange offer through ATOP, participants in DTC must send electronic instructions to DTC through DTC's communication system instead of sending a signed, hard copy letter of transmittal. DTC is obligated to communicate those electronic instructions to the exchange agent. To tender notes through ATOP, the electronic instructions sent to DTC and transmitted by DTC to the exchange agent must contain the participant's acknowledgment of its receipt of and agreement to be bound by the letter of transmittal for the notes.

GUARANTEED DELIVERY PROCEDURES

     If you are the registered holder of old notes and desire to tender your old notes and your old notes are not immediately available, time will not permit your old notes or other required documents to reach the exchange agent before the expiration date or you cannot complete the procedure for book-entry transfer on a timely basis, you may tender your old notes if:

     - the tender is made through an Eligible Institution;

     - prior to the expiration date, the exchange agent received from such Eligible Institution a properly completed and duly executed Notice of Guaranteed Delivery, in the form provided by us; and

     - the letter of transmittal and certificates for all physically tendered old notes, in proper form for transfer, or a Book-Entry Confirmation and all other documents required by the applicable letter of transmittal are received by the exchange agent within three NYSE trading days after the date of execution of the Notice of Guaranteed Delivery.

     The Notice of Guaranteed Delivery shall state your name and address and the amount of old notes tendered, that the tender is being made thereby and guaranteeing that within three NYSE trading days after the date of execution of the Notice of Guaranteed Delivery, the letter of transmittal and certificates for all physically tendered old notes, in proper form for transfer, or a Book-Entry Confirmation and any other documents required by the applicable letter of transmittal will be deposited by the Eligible Institution with the exchange agent.

WITHDRAWAL RIGHTS

     You may withdraw your tender of your old notes at any time prior to 5:00 p.m., New York City time, on the expiration date.

     For your withdrawal to be effective, a written or, for a DTC participant, electronic ATOP transmission notice of withdrawal must be received by the exchange agent at its address set forth in this prospectus prior to 5:00 p.m., New York City time, on the expiration date.

     Your notice of withdrawal must:

     - specify your name;

     - identify your old notes to be withdrawn, including the certificate number or numbers and principal amount of your old notes;

     - be signed by you in the same manner as the original signature on the letter of transmittal by which your old notes were tendered or be accompanied by documents of transfer sufficient to have the trustee of your old notes register the transfer of your old notes into your name; and

     - specify the name in which any such old notes are to be registered, if you do not want your old notes registered in your name.

     We will determine all questions as to the validity, form, and eligibility of your notice and our determination shall be final and binding on all you. Any old notes you withdraw will not be considered to have been validly tendered. We will return your old notes which have been tendered but not exchanged without cost to the you as soon as practicable after withdrawal, rejection of tender, or termination of the exchange offer. You may retender your properly withdrawn old notes by following one of the above procedures before the expiration date.

CONDITIONS TO THE EXCHANGE OFFER

     Notwithstanding any other provision of the exchange offer, we shall not be required to accept for exchange, or to issue new notes in exchange for, any of your old notes and may terminate or amend the exchange offer if at any time before the acceptance of your old notes for exchange or the exchange of the new notes for such old notes, we determine that the exchange offer violates applicable law, any applicable interpretation of the staff of the SEC or any order of any governmental agency or court of competent jurisdiction.

     The foregoing conditions are for our sole benefit and we may assert the foregoing conditions regardless of the circumstances giving rise to the conditions. We may waive in whole or in part at any time and from time to time these conditions in our sole discretion. Our failure at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time.

     In addition, we will not accept for exchange any of your old notes tendered, and no new notes will be issued in exchange for any your old notes, if at such time any stop order shall be threatened or in effect with respect to the registration statement of which this prospectus constitutes a part or the qualification of the indenture under the Trust Indenture Act of 1939. In any such event we are required to use every reasonable effort to obtain the withdrawal of any stop order at the earliest possible time.

EXCHANGE AGENT

     All executed letters of transmittal should be directed to the exchange agent. The Bank of New York has been appointed as exchange agent for the exchange offer. Questions, requests for assistance and requests for additional copies of this prospectus or of the letter of transmittal should be directed to the exchange agent addressed as follows:

                              THE BANK OF NEW YORK

      By Registered or Certified Mail:              By Hand or Overnight Delivery:
            The Bank of New York                         The Bank of New York
             101 Barclay Street                           101 Barclay Street
                 Floor 7-E                         Corporate Trust Services Window
          New York, New York 10286                           Ground Level
        Attention: Tolutope Adeyosu                    New York, New York 10286
                                                     Attention: Tolutope Adeyosu

                                 By Facsimile:
                          (Eligible Institutions Only)
                                 (212) 815-6339

                               For Information or
                           Confirmation by Telephone:
                                 (212) 815-3738

     Originals of all documents sent by facsimile should be sent promptly by registered or certified mail, by hand or by overnight delivery service.

FEES AND EXPENSES

     We will not make any payments to brokers, dealers or others soliciting acceptances of the exchange offer. The principal solicitation is being made by mail; however, additional solicitations may be made in person or by telephone by our officers and employees.

     We will pay estimated cash expenses in the aggregate of $225,000 incurred in connection with the exchange offer. These expenses include fees and expenses of the exchange agent, accounting, legal, printing, and related fees and expenses.

TRANSFER TAXES

     You will not be obligated to pay any transfer taxes in connection with the exchange offer, unless you request that we register new notes in the name of, or request that old notes not tendered or not accepted in the exchange offer be returned to, a person other than the registered tendering holder, in which case you will be responsible for the payment of any applicable transfer tax on the notes.

                          DESCRIPTION OF THE NEW NOTES

GENERAL

     The new notes will be issued under an indenture, dated as of July 30, 1999, entered into between LLS and The Bank of New York, as trustee, a copy of which is available upon request to LLS. The following summary of the principal provisions of the indenture and the new notes does not purport to be complete. The indenture has been filed as an exhibit to the registration statement of which this prospectus is a part.

     Principal of, premium, if any, and interest on the new notes will be payable, and the new notes may be exchanged or transferred, at the office or agency of LLS in the Borough of Manhattan, The City of New York, which initially shall be the corporate trust office of the trustee in New York, New York, except that, at the option of LLS, payment of interest may be made by check mailed to the address of the holders as such address appears in the note register.

     The new notes will be issued only in fully registered form, without coupons, in denominations of $1,000 and any integral multiple of $1,000. No service charge will be made for any registration of transfer or exchange of new notes, but LLS may require payment of a sum sufficient to cover any transfer tax or other similar governmental charge payable in connection therewith.

TERMS OF NOTES

     The new notes will be unsecured, senior subordinated obligations of LLS, limited to $100.0 million aggregate principal amount, and will mature on August 1, 2009. Each new note will bear interest at the rate of 11.625% per year from the date of issuance, or from the most recent date to which interest has been paid or provided for. Interest will be payable semiannually on February 1 and August 1 of each year commencing on February 1, 2000 to holders of record at the close of business on the July 15 or January 15 immediately preceding the interest payment date.

OPTIONAL REDEMPTION

     Except as set forth below, the notes will not be redeemable at the option of LLS prior to August 1, 2004. On and after that date, the notes will be redeemable, at the option of LLS, in whole or in part, at any time upon not less than 30 nor more than 60 days prior notice mailed by first-class mail to each holder's registered address. The notes will be redeemable at the following redemption prices, expressed as percentages of principal amount, plus accrued and unpaid interest to the redemption date, subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date:

     If redeemed during the 12-month period commencing on August 1 of the years set forth below:

PERIOD                                                 REDEMPTION PRICE
------                                                 ----------------
2004................................................       105.813%
2005................................................       103.875%
2006................................................       101.938%
2007 and thereafter.................................       100.000%

     Notwithstanding the foregoing, at any time and from time to time prior to August 1, 2002, LLS may redeem in the aggregate up to $35.0 million principal amount of the notes with the net cash proceeds of one or more Equity Offerings by LLS so long as there is a Public Market at the time of such redemption. Any redemption in the above manner will be made at a redemption price, expressed as a percentage of principal amount, of 111.625%, plus accrued and unpaid interest, if any, to the redemption date, subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date in respect of then outstanding notes. At least $65.0 million of the notes must remain outstanding after each redemption.

     At any time on or prior to August 1, 2004, the notes may also be redeemed as a whole, but not in part, at the option of LLS upon the occurrence of a Change of Control, upon not less than 30 nor more than 60 days prior notice, but in no event more than 90 days after the occurrence of a Change of Control, mailed by first-class mail to each holder's registered address. Any redemption in this manner will be made at a redemption price equal to 100% of the principal amount of the notes plus the Applicable Premium as of, and accrued and unpaid interest, if any, to, the date of redemption (the "Redemption Date"), subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date in respect of then outstanding notes.

     "Applicable Premium" means, with respect to a note at any Redemption Date, the greater of:

     - 1.0% of the principal amount of the note; and

     - the excess of (1) the present value at the time of (a) the redemption price of the note at August 1, 2004 (such redemption price being described under "-- Optional Redemption") plus (b) all required interest payments due on the note through August 1, 2004, computed using a discount rate equal to the Treasury Rate plus 100 basis points, over (2) the principal amount of the note.

     "Treasury Rate" means the yield to maturity at the time of computation of United States Treasury securities with a constant maturity, as compiled and published in the most recent Federal Reserve Statistical Release H.15 (519) which has become publicly available at least two business days prior to the Redemption Date or, if the Statistical Release is no longer published, any publicly available source or similar market data, most nearly equal to the period from the Redemption Date to August 1, 2004; provided, however, that if the period from the Redemption Date to August 1, 2004 is not equal to the constant maturity of a United States Treasury security for which a weekly average yield is given, the Treasury Rate shall be obtained by linear interpolation, calculated to the nearest one-twelfth of a year, from the weekly average yields of United States Treasury securities for which such yields are given, except that if the period from the Redemption Date to August 1, 2004 is less than one year, the weekly average yield on actually traded United States Treasury securities adjusted to a constant maturity of one year shall be used.

     Selection. In the case of any partial redemption, selection of the notes for redemption will be made by the trustee on a pro rata basis, by lot or by any other method as the trustee in its sole discretion shall deem to be fair and appropriate, although no note of $1,000 in original principal amount or less will be redeemed in part. If any note is to be redeemed in part only, the notice of redemption relating to the note shall state the portion of the principal amount of the note to be redeemed. A new note in principal amount equal to the unredeemed portion of the note will be issued in the name of the holder upon cancellation of the original note.

RANKING AND SUBORDINATION

     The payment of the principal of, premium, if any, and interest on the notes is subordinated in right of payment, as described in the indenture, to the payment when due of all Senior Indebtedness of LLS. However, payment from the money or the proceeds of U.S. Government Obligations held in any defeasance trust described under the section entitled "Defeasance" below is not subordinate to any Senior Indebtedness or subject to the restrictions described in this section.

     As of September 30, 1999, there was approximately $145.0 million of Senior Indebtedness outstanding. In addition, there was approximately $55.0 million available under the senior credit facility as of September 30, 1999, for the general corporate purposes and working capital needs of LLS, all of which would be Senior Indebtedness if borrowed. Although the indenture contains limitations on the amount of additional Indebtedness that LLS may incur, under certain circumstances the amount of that Indebtedness could be substantial and, in any case, that Indebtedness may be Senior Indebtedness. See the section entitled "-- Certain Covenants -- Limitation on Indebtedness" below.

     All the operations of LLS are conducted through its Subsidiaries. Each Subsidiary has guaranteed the obligations of LLS under the senior credit facility. Although the indenture limits the incurrence of

Indebtedness of the Subsidiaries, such limitation is subject to a number of significant qualifications; moreover, the indenture does not impose any limitation on the incurrence by the Subsidiaries of liabilities that are not considered Indebtedness under the indenture. See the section entitled
"-- Certain Covenants -- Limitation on Indebtedness."

     "Senior Indebtedness" is defined as the Bank Indebtedness and all other Indebtedness of LLS, including interest and fees on the Indebtedness, unless, in the instrument creating or evidencing the same or under which the same is outstanding, it is provided that the obligations in respect of that Indebtedness are not superior in right of payment to the notes; provided, however, that Senior Indebtedness will not include:

     - any obligation of LLS to any Subsidiary;

     - any liability for Federal, state, foreign, local or other taxes owed or owing by LLS;

     - any accounts payable or other liability to trade creditors arising in the ordinary course of business, including Guarantees thereof or instruments evidencing those liabilities; or

     - any Indebtedness, Guarantee or obligation of LLS that is expressly subordinate or junior in right of payment to any other Indebtedness, Guarantee or obligation of LLS, including any Senior Subordinated Indebtedness and any Subordinated Indebtedness.

     The notes are effectively subordinated to the obligations of the Subsidiaries, including the guarantee by the Subsidiaries of obligations under the credit agreement, because LLS is a holding company. In the event of an insolvency, liquidation or other reorganization of any of the Subsidiaries, the creditors of LLS, including the holders of the notes, as well as shareholders of LLS, will have no right to proceed against the assets of the Subsidiaries or to cause the liquidation or bankruptcy of the Subsidiaries under applicable bankruptcy laws. Creditors of such Subsidiaries, including lenders under the senior credit facility, would be entitled to payment in full from such assets before LLS, as a shareholder, would be entitled to receive any distribution from the Subsidiaries. Except to the extent that LLS itself may be a creditor with recognized claims against the Subsidiaries, claims of creditors of the Subsidiaries will have priority with respect to the assets and earnings of the Subsidiaries over the claims of creditors of LLS, including claims under the notes.

     Only Indebtedness of LLS that is Senior Indebtedness will rank senior to the notes in accordance with the provisions of the indenture. LLS has agreed in the indenture that it will not incur, directly or indirectly, any Indebtedness that is subordinate or junior in right of payment to Senior Indebtedness unless such Indebtedness is Senior Subordinated Indebtedness or is contractually subordinated in right of payment to Senior Subordinated Indebtedness. Unsecured Indebtedness is not deemed to be subordinate or junior to Secured Indebtedness merely because it is unsecured nor is any Indebtedness deemed to be subordinate or junior to other Indebtedness merely because it matures after such other Indebtedness.

     During the continuance of any default in the payment of the principal of, premium, if any, interest or liquidated damages, if any, on Designated Senior Indebtedness or any other default with respect to any Designated Senior Indebtedness under which the maturity thereof may be accelerated immediately without further notice, except notice as may be required to effect the acceleration, or the expiration of any applicable grace periods, LLS may not pay principal of, premium, if any, or interest on, the notes or make any deposit under the provisions set forth in the section entitled "Defeasance" below and may not otherwise purchase, redeem or retire any notes (collectively, "pay the notes"), except in:

     - Capital Stock, other than Disqualified Stock, issued by LLS to pay interest on the notes or issued in exchange for the notes;

     - securities substantially identical to the notes issued by LLS in payment of interest on the notes; or

     - securities issued by LLS which are subordinated to Senior Indebtedness at least to the same extent as the notes and having an Average Life at least equal to the remaining Average Life of the notes, for a period (a "Payment Blockage Period") commencing upon the receipt by the trustee, with a copy to LLS, of written notice (a "Blockage Notice") of default from the Representative of the holders of the Designated Senior Indebtedness specifying an election to effect a Payment Blockage Period and ending 179 days after that date, or earlier if such Payment Blockage Period is terminated (1) by written notice to the trustee and LLS from the Person or Persons who gave such Blockage Notice, (2) because the default giving rise to the Blockage Notice is no longer continuing or (3) because the Designated Senior Indebtedness has been repaid in full.

     Notwithstanding the provisions described in the immediately preceding sentence, unless the holders of such Designated Senior Indebtedness or the Representative of such holders have accelerated the maturity of such Designated Senior Indebtedness, LLS may resume payments on the notes after the end of such Payment Blockage Period. Not more than one Blockage Notice may be given in any consecutive 360-day period, irrespective of the number of defaults with respect to Designated Senior Indebtedness during such period.

     Upon any payment or distribution of the assets of LLS to creditors upon a total or partial liquidation or dissolution or reorganization or bankruptcy of or similar proceeding relating to LLS or its property, the holders of Senior Indebtedness will be entitled to receive payment in full of the Senior Indebtedness before the holders of the notes are entitled to receive any payment. Until the Senior Indebtedness is paid in full, any payment or distribution to which holders of the notes would be entitled but for the subordination provisions of the indenture will be made to holders of the Senior Indebtedness as their interests may appear.

     If payment of the notes is accelerated because of an Event of Default, LLS and the trustee shall promptly notify the holders of the Designated Senior Indebtedness or the Representative of such holders of the acceleration. If any Designated Senior Indebtedness is outstanding, LLS may not pay the notes until five Business Days after such holders or the Representative of the Designated Senior Indebtedness receive notice of such acceleration and, thereafter, may pay the notes only if the subordination provisions of the Indenture otherwise permit payment at that time.

     By reason of the subordination provisions contained in the Indenture, in the event of insolvency, creditors of LLS who are holders of Senior Indebtedness may recover more, ratably, than the noteholders.

CHANGE OF CONTROL

     Upon the occurrence of any of the following events (each a "Change of Control"), each holder will have the right to require LLS to repurchase all or any part of its notes at a purchase price in cash equal to 101% of the principal amount of the notes, plus accrued and unpaid interest, if any, to the date of purchase, subject to the right of holders of record on the relevant record date to receive accrued and unpaid interest due on the relevant interest payment date in respect of then outstanding notes:

          - any sale, lease, exchange or other transfer, in one transaction or a series of related transactions, of all or substantially all of the assets of LLS and its Subsidiaries to any Person or group of related Persons for purposes of Section 13(d) of the Exchange Act (a "Group"), whether or not otherwise in compliance with the provisions of the indenture, other than to Hicks Muse, Mills & Partners, or any of their Affiliates, officers or directors (the "Permitted Holders"); or

          - a majority of the Board of Directors of LLS shall be made up of Persons who are not Continuing Directors; or

          - the acquisition by any Person or Group, other than the Permitted Holders or any direct or indirect Subsidiary of any Permitted Holder, of the power, directly or indirectly, to vote or direct the voting of securities having more than 50% of the ordinary voting power for the election of directors of LLS.

     Within 30 days following any Change of Control, unless LLS has mailed a redemption notice with respect to all the outstanding notes in connection with such Change of Control, LLS shall mail a notice to each holder with a copy to the trustee stating:

     - that a Change of Control has occurred and that the holder has the right to require LLS to purchase the holder's notes at a purchase price in cash equal to 101% of the principal amount of the notes plus accrued and unpaid interest, if any, to the date of purchase, subject to the right of holders of record on a record date to receive accrued and unpaid interest on the relevant interest payment date in respect of the then outstanding notes;

     - the repurchase date, which shall be no earlier than 30 days nor later than 60 days from the date the notice is mailed; and

     - the procedures determined by LLS, consistent with the indenture, that a holder must follow in order to have its notes purchased.

     LLS will comply, to the extent applicable, with the requirements of Section 14(e) of the Exchange Act and any other securities laws or regulations in connection with the repurchase of notes under this covenant. To the extent that the provisions of any securities laws or regulations conflict with provisions of the indenture, LLS will comply with the applicable securities laws and regulations and shall not be deemed to have breached its obligations described in the indenture.

     The definition of "Change of Control" includes, among other transactions, a disposition of all or substantially all of the property and assets of LLS and its Subsidiaries. With respect to the disposition of property or assets, the phrase "all or substantially all" as used in the indenture varies according to the facts and circumstances of the transaction, has no clearly established meaning under New York law, which is the choice of law under the indenture, and is subject to interpretation by courts. Accordingly, there may be a degree of uncertainty in determining whether a transaction would involve a disposition of "all or substantially all" of the property or assets of a Person, and therefore it may be unclear whether a Change of Control has occurred and LLS is required to make an offer to repurchase the notes.

     The occurrence of some events that would be a Change of Control would also constitute a default under the Credit Agreement. Future Senior Indebtedness of LLS and future Indebtedness of its Subsidiaries may also contain prohibitions of events that would be a Change of Control or require such Indebtedness to be repurchased upon a Change of Control. Moreover, the exercise by the holders of their right to require LLS to repurchase the notes could cause a default under Senior Indebtedness of LLS, even if the Change of Control itself does not. Finally, the ability of LLS to pay cash to the holders upon a repurchase may be limited by the then-existing financial resources of LLS. LLS cannot be sure that sufficient funds will be available when necessary to make any required repurchases. Even if sufficient funds were otherwise available, the terms of the Bank Indebtedness will prohibit the prepayment of notes by LLS prior to their scheduled maturity. Consequently, if LLS is not able to prepay the Bank Indebtedness and any other Senior Indebtedness containing similar restrictions or obtain requisite consents, as described above, LLS will be unable to fulfill its repurchase obligations if holders of notes exercise their repurchase rights following a Change of Control, resulting in a default under the indenture.

CERTAIN COVENANTS

     The Indenture contains various covenants including, among others, the following:

     Limitation on Indebtedness. LLS shall not, and shall not permit any of its Restricted Subsidiaries to, Incur any Indebtedness; provided, however, that LLS and any of its Restricted Subsidiaries may incur Indebtedness if on the date of the occurrence the Consolidated Coverage Ratio would be greater than 2.00:1.00.

     Notwithstanding the above paragraph LLS and its Restricted Subsidiaries may incur the following Indebtedness:

     - Indebtedness Incurred under:

          (1) the Credit Agreement including, without limitation, any renewal, extension, refunding, restructuring, replacement or refinancing thereof referred to in the second clause of its definition, or

          (2) any other agreements or indentures governing Senior Indebtedness; provided, however, that the aggregate principal amount of all Indebtedness Incurred under this clause does not exceed $200.0 million at any time outstanding, less the aggregate principal amount thereof repaid with the net proceeds of Asset Dispositions, to the extent, in the case of a repayment of revolving credit Indebtedness, the commitment to advance the loans repaid has been terminated;

     - Indebtedness represented by Capitalized Lease Obligations, mortgage financings or purchase money obligations, in each case Incurred for the purpose of financing all or any part of the purchase price or cost of construction or improvement of property used in a Related Business or Incurred to Refinance any the purchase price or cost of construction or improvement, in each case Incurred no later than 365 days after the date of the acquisition or the date of completion of the construction or improvement; provided, however, that the principal amount of any Indebtedness Incurred under this clause shall not exceed $15.0 million at any time outstanding;

     - Permitted Indebtedness; and

     - Indebtedness, other than Indebtedness described above, in a principal amount which, when taken together with the principal amount of all other Indebtedness Incurred under to this clause and then outstanding, will not exceed $40.0 million, it being understood that any Indebtedness Incurred under this clause shall cease to be deemed Incurred or outstanding for purposes of this clause, but shall be deemed to be Incurred for purposes of the foregoing paragraph, from and after the first date on which LLS or its Restricted Subsidiaries could have Incurred such Indebtedness under the above paragraph without reliance upon this clause.

     In addition, LLS shall not Incur any Secured Indebtedness which is not Senior Indebtedness unless at the same time effective provision is made to secure the notes equally and ratably with the Secured Indebtedness for so long as the Secured Indebtedness is secured by a Lien.

     LLS will not permit any Unrestricted Subsidiary to Incur any Indebtedness other than Non-Recourse Debt; provided, however, if any the Indebtedness ceases to be Non-Recourse Debt, the event shall be deemed to constitute an Incurrence of Indebtedness by LLS or a Restricted Subsidiary.

     LLS will not Incur any Indebtedness if the Indebtedness is subordinate or junior in right of payment to any Senior Indebtedness, unless the Indebtedness is Senior Subordinated Indebtedness or is contractually subordinated in right of payment to Senior Subordinated Indebtedness.

     For purposes of determining compliance with any U.S. dollar-denominated restriction on the Incurrence of Indebtedness, the U.S. dollar-equivalent principal amount of Indebtedness denominated in a foreign currency shall be calculated based on the relevant currency exchange rate in effect on the date the Indebtedness was Incurred, in the case of term debt, or first committed, in the case of revolving credit debt; provided that if the Indebtedness is Incurred to refinance other indebtedness denominated in a foreign currency, and the refinancing would cause the applicable U.S. dollar-denominated restriction to be exceeded if calculated at the relevant currency exchange rate in effect on the date of the refinancing, such U.S. dollar-denominated restriction shall be deemed not to have been exceeded so long as the principal amount of such refinancing Indebtedness does not exceed the principal amount of the Indebtedness being refinanced. The principal amount of any Indebtedness Incurred to refinance other Indebtedness, if Incurred in a different currency from the Indebtedness being refinanced, shall be calculated based on the currency exchange rate applicable to the currencies in which the respective Indebtedness is denominated that is in effect on the date of the refinancing.

     Limitation on Restricted Payments. LLS shall not, and shall not permit any of its Restricted Subsidiaries, directly or indirectly, to:

     - declare or pay any dividend or make any distribution on or in respect of its Capital Stock, including any payment in connection with any merger or consolidation involving the Company or any of its Restricted Subsidiaries, except,

          (1) dividends or distributions payable in its Capital Stock, other than Disqualified Stock, or in options, warrants or other rights to purchase its Capital Stock, other than Disqualified Stock, and

          (2) dividends or distributions payable to LLS or a Restricted Subsidiary of LLS, and if the Restricted Subsidiary is not a Wholly-Owned Subsidiary, to its other holders of Capital Stock on a pro rata basis;

     - purchase, redeem, retire or otherwise acquire for value any Capital Stock of LLS held by Persons other than a Restricted Subsidiary of LLS or any Capital Stock of a Restricted Subsidiary of LLS held by Persons other than LLS or another Restricted Subsidiary of LLS, in either case, other than in exchange for its Capital Stock, other than Disqualified Stock or to the extent that after giving effect to the purchase, redemption, retirement or acquisition, the Restricted Subsidiary would become a Wholly Owned Subsidiary;

     - purchase, repurchase, redeem, defease or otherwise acquire or retire for value, prior to scheduled maturity, scheduled repayment or scheduled sinking fund payment, any Subordinated Indebtedness other than the purchase, repurchase or other acquisition of Subordinated Indebtedness purchased in anticipation of satisfying a sinking fund obligation, principal installment or final maturity, in each case due within one year of the date of purchase, repurchase or acquisition; or

     - make any Investment, other than a Permitted Investment, in any Person,

any such dividend, distribution, purchase, redemption, repurchase, defeasance, other acquisition, retirement or Investment being referred to in the above clauses as a "Restricted Payment" at the time LLS or such Restricted Subsidiary makes such Restricted Payment, if at the time LLS or such Restricted Subsidiary makes such Restricted Payment,

     - a Default shall have occurred and be continuing or would result from the Restricted Payment;

     - LLS is not able to incur an additional $1.00 of Indebtedness under the first paragraph of the covenant entitled "Limitation on Indebtedness" above; or

     - the aggregate amount of the Restricted Payment and all other Restricted Payments declared or made subsequent to the Issue Date would exceed the sum of:

          (1) 50% of the Consolidated Net Income accrued during the period, treated as one accounting period, from the Issue Date to the end of the most recent fiscal quarter ending prior to the date of the Restricted Payment as to which financial results are available, or, in case the Consolidated Net Income shall be a deficit, minus 100% of the deficit;

          (2) the aggregate net proceeds received by LLS from the issue or sale of its Capital Stock, other than Disqualified Stock, or other capital contributions after the Issue Date, other than net proceeds received from an issuance or sale of its Capital Stock to a Subsidiary of LLS or an employee stock ownership plan or similar trust; provided, however, that the value of any non cash net proceeds, which in each case shall be assets of the type used in a Related Business or Capital Stock of a Person engaged in a Related Business, shall be as determined by the Board of Directors in good faith, except that in the event the value of any non cash net proceeds shall be $15.0 million or more, the value shall be as determined in writing by an independent investment banking firm of nationally recognized standing;

          (3) the aggregate Net Cash Proceeds received by LLS from the issue or sale of its Capital Stock, other than Disqualified Stock, to an employee stock ownership plan or similar trust subsequent to the Issue Date; provided, however, that if the plan or trust Incurs any Indebtedness owed to or Guaranteed by LLS or any of its Restricted Subsidiaries to finance the acquisition of the Capital Stock, the aggregate amount shall be limited to the Net Cash Proceeds less such Indebtedness Incurred to or Guaranteed by LLS or any of its Restricted Subsidiaries and any increase in the Consolidated Net Worth of LLS resulting from principal repayments made by the plan or trust with respect to Indebtedness Incurred by it to finance the purchase of the Capital Stock;

          (4) the amount by which Indebtedness of LLS is reduced on the balance sheet of LLS upon the conversion or exchange, other than by a Restricted Subsidiary of LLS, after the Issue Date of any Indebtedness of LLS for Capital Stock, other than Disqualified Stock, of LLS, less the amount of any cash, or other property, distributed by LLS upon the conversion or exchange;

          (5) the amount equal to the net reduction in Investments since the Issue Date, other than Permitted Investments, made by LLS or any of its Restricted Subsidiaries in any Person resulting from

              (a) repurchases or redemptions of such Investments by the Person, proceeds realized upon the sale of such Investment to an unaffiliated purchaser, and repayments of loans or advances or other transfers of assets by such Person to LLS or any Restricted Subsidiary of LLS or

              (b) the redesignation of Unrestricted Subsidiaries as Restricted
                  Subsidiaries, valued in each case as provided in the definition of "Investment," not to exceed, in the case of any Unrestricted Subsidiary, the amount of Investments previously made by LLS or any Restricted Subsidiary in such Unrestricted Subsidiary, which amount was included in the calculation of the amount of Restricted Payments; provided, however, that no amount shall be included under this clause (5) to the extent it is already included in Consolidated Net Income;

          (6) the aggregate Net Cash Proceeds received by a Person in consideration for the issuance of the Person's Capital Stock, other than Disqualified Stock, which are held by the Person at the time the Person is merged with and into the Company in accordance with the "Merger and Consolidation" covenant after to the Issue Date; provided, however, that at the time of or immediately following the merger LLS uses an amount equal to such Net Cash Proceeds to redeem or repurchase its Capital Stock; and

          (7) $5.0 million since the Issue Date.

     The above provisions shall not prohibit:

     - any purchase or redemption of Capital Stock or Subordinated Indebtedness of LLS made by exchange for, or out of the proceeds of the substantially concurrent sale of, Capital Stock of LLS, other than Disqualified Stock and other than Capital Stock issued or sold to a Subsidiary or an employee stock ownership plan or similar trust; provided, however, that
       (1) the purchase or redemption shall be excluded in the calculation of the amount of Restricted Payments and (2) the Net Cash Proceeds from the sale shall be excluded from clause (2) above;

     - any purchase or redemption of Subordinated Indebtedness of LLS made by exchange for, or out of the proceeds of the substantially concurrent sale of, Subordinated Indebtedness of LLS; provided, however, that the purchase or redemption shall be excluded in the calculation of the amount of Restricted Payments;

     - any purchase or redemption of Subordinated Indebtedness from Net Available Cash to the extent permitted under "Limitation on Sales of Assets and Subsidiary Stock" below; provided, however, that the purchase or redemption shall be excluded in the calculation of the amount of Restricted Payments;

     - dividends paid within 60 days after the date of declaration if on the date of declaration the dividend would have complied with the requirements above;

     - payments of dividends on the common stock of LLS after an initial public offering of common stock of LLS in an annual amount not to exceed 6% of the gross proceeds, before deducting underwriting discounts and commissions and other fees and expenses of the offering, received by LLS from shares of common stock sold for its account, and not for the account of any stockholder, in a initial public offering;

     - payments by LLS to repurchase its Capital Stock or other securities from members of its management in an aggregate amount not to exceed $10.0 million since the Issue Date;

     - payments to enable LLS to redeem or repurchase stock purchase or similar rights granted by LLS with respect to its Capital Stock in an aggregate amount not to exceed $5.0 million since the Issue Date;

     - payments, not to exceed $200,000 in the aggregate since the Issue Date, to enable LLS to make cash payments to holders of its Capital Stock instead of issuing fractional shares of its Capital Stock; and

     - payments made in connection with any merger, consolidation or sale of assets effected in accordance with the "Merger and Consolidation" covenant; provided, however, that no such payment may be made under this clause unless, after giving effect to the transaction, and the incurrence of any Indebtedness in connection therewith and the use of the proceeds thereof, LLS would be able to Incur $1.00 of additional Indebtedness, other than Permitted Indebtedness, in compliance with the "Limitation on Indebtedness" covenant such that, after Incurring that $1.00 of additional Indebtedness, the Consolidated Coverage Ratio would be greater than 3.5:1.00; provided, however, that in the case of the fifth, sixth, seventh, eighth, and ninth points no Default or Event of Default shall have occurred or be continuing at the time of such payment or as a result thereof; provided further, however, that for purposes of determining the aggregate amount expended for Restricted Payments in accordance with clause (3) of the immediately preceding paragraph, only the amounts expended under points four through nine shall be included.

     Limitation on Restrictions on Distributions from Restricted
Subsidiaries. LLS shall not, and shall not permit any of its Restricted Subsidiaries to, create or permit to exist or become effective any consensual encumbrance or restriction on the ability of any such Restricted Subsidiary to:

     - pay dividends or make any other distributions on its Capital Stock or pay any Indebtedness or other obligation owed to LLS;

     - make any loans or advances to LLS; or

     - transfer any of its property or assets to LLS; except:

        (1) any encumbrance or restriction under an agreement in effect at or entered into on the Issue Date, including the Credit Agreement;

        (2) any encumbrance or restriction with respect to a Restricted Subsidiary under an agreement relating to any Indebtedness or Preferred Stock issued by the Restricted Subsidiary on or prior to the date on which the Restricted Subsidiary was acquired by LLS and outstanding on that date, other than Indebtedness or Preferred Stock issued as consideration in, or to provide all or any portion of the funds or credit support utilized to consummate, the transaction or series of related transactions in which the Restricted Subsidiary became a Restricted Subsidiary of LLS or was acquired by LLS;

        (3) any encumbrance or restriction with respect to the Restricted Subsidiary under an agreement evidencing Indebtedness Incurred without violation of the indenture or effecting a refinancing of Indebtedness issued under an agreement referred to in clauses (1) or
            (2) or this clause (3) or contained in any amendment to an agreement referred to in clauses (1) or (2) or this clause (3); provided, however, that the encumbrances and restrictions with respect to the Restricted Subsidiary contained in any of such agreement, refinancing agreement or amendment, taken as a whole, are not materially less favorable to the holders, as determined in good faith by the senior management of LLS or Board of Directors, than encumbrances and restrictions with respect to such Restricted Subsidiary contained in agreements in effect at, or entered into on, the Issue Date;

        (4) in the case of point three above, any encumbrance or restriction (a) that restricts in a customary manner the subletting, assignment or transfer of any property or asset that is a lease, license, conveyance or contract or similar property or asset, (b) by virtue of any transfer of, agreement to transfer, option or right with respect to, or Lien on, any property or assets of LLS or any Restricted Subsidiary not otherwise prohibited by the indenture, (c) that is included in a licensing agreement to the extent the restrictions limit the transfer of the property subject to the licensing agreement or (d) arising or agreed to in the ordinary course of business and that does not, individually or in the aggregate, detract from the value of property or assets of LLS or any of its Subsidiaries in any manner material to LLS or any the Restricted Subsidiary as determined in good faith by senior management;

        (5) in the case of point three above, restrictions contained in security agreements, mortgages or similar documents securing Indebtedness of a Restricted Subsidiary to the extent such restrictions restrict the transfer of the property subject to the security agreements;

        (6) any restriction with respect to such a Restricted Subsidiary imposed under an agreement entered into for the sale or disposition of all or substantially all the Capital Stock or assets of the Restricted Subsidiary pending the closing of the sale or disposition;

        (7) encumbrances or restrictions with respect to Indebtedness of Foreign Subsidiaries; provided that (a) such encumbrances or restrictions do not limit in any manner the ability of the Restricted Subsidiaries of LLS from performing any of the acts referred to in points one through three above and (b) the aggregate principal amount of the Indebtedness of the Foreign Subsidiaries of LLS which includes such an encumbrance or restriction does not exceed $25.0 million; and

        (8) encumbrances or restrictions arising or existing by reason of applicable law.

     Limitation on Sales of Assets and Subsidiary Stock. LLS shall not, and shall not permit any of its Restricted Subsidiaries to, make any Asset Disposition unless:

     - LLS or its Restricted Subsidiary receives consideration at the time of the Asset Disposition at least equal to the fair market value, as determined in good faith by the senior management or the Board of Directors, including as to the value of all non-cash consideration, of the shares and assets subject to the Asset Disposition;

     - at least 75% of the consideration from the Asset Disposition received by LLS or such Restricted Subsidiary is in the form of cash or cash equivalents; and

     - an amount equal to 100% of the Net Available Cash from the Asset Disposition is applied by LLS, or such Restricted Subsidiary, as the case may be:

        (1) first, to the extent LLS or any Restricted Subsidiary elects, or is required by the terms of any Senior Indebtedness, to prepay, repay or purchase (a) Senior Indebtedness or (b) Indebtedness, other than Preferred Stock, of a Wholly-Owned Subsidiary, in each case other than Indebtedness owed to LLS, within 180 days from the later of the date of such Asset Disposition or the receipt of such Net Available Cash;

        (2) second, within one year from the receipt of such Net Available Cash, to the extent of the balance of such Net Available Cash after application in accordance with clause (1), at the election of LLS either (a) to the investment in or acquisition of Additional Assets or (b) to prepay, repay or purchase Senior Indebtedness or Indebtedness, other than Preferred Stock, of a Wholly-Owned Subsidiary, in each case other than Indebtedness owed to LLS; and

        (3) third, within 45 days after the later of the application of Net Available Cash in accordance with clauses (1) and (2) and the date that is one year from the receipt of such Net Available Cash, to the extent of the balance of such Net Available Cash after application in accordance with clauses (1) and (2), to make an offer to purchase notes and other Senior Subordinated Indebtedness, to the extent required under the terms thereof, pro rata at 100% of the tendered principal amount thereof, or 100% of the accreted value of such other Senior Subordinated Indebtedness so tendered, if the Senior Subordinated Indebtedness was issued at a discount, plus accrued and unpaid interest, if any, thereon to the date of purchase.

     The balance of the Net Available Cash after application in accordance with clauses (1), (2) and (3) may be used by LLS in any manner not otherwise prohibited under the indenture. Notwithstanding anything in this section to the contrary, in connection with any prepayment, repayment or purchase of Indebtedness under clause (1), (2) or (3) above, LLS or such Restricted Subsidiary shall retire such Indebtedness and shall cause the related loan commitment, if any, to be permanently reduced in an amount equal to the principal amount so prepaid, repaid or purchased. Notwithstanding the foregoing provisions, LLS and its Restricted Subsidiaries shall not be required to apply any Net Available Cash in accordance with this covenant except to the extent that the aggregate Net Available Cash from all Asset Dispositions since the Issue Date which are not applied in accordance with this covenant at any time exceed $5.0 million. LLS shall not be required to make an offer for notes under this covenant if the Net Available Cash available for the offer, after application of the proceeds as provided in clauses (1) and (2), is less than $10.0 million for any particular Asset Disposition, which lesser amounts shall be carried forward for purposes of determining whether an offer is required with respect to the Net Available Cash from any later Asset Disposition.

     For the purposes of this covenant, the following will be deemed to be cash:
(1) the assumption by the transferee of Senior Indebtedness of LLS or Indebtedness of any Restricted Subsidiary of LLS and the release of LLS or the Restricted Subsidiary from all liability on such Senior Indebtedness or Indebtedness in connection with the Asset Disposition, in which case LLS shall, without further action, be deemed to have applied the assumed Indebtedness in accordance with clause (1) of the preceding paragraph, and (2) securities received by LLS or any Restricted Subsidiary of LLS from the transferee that are promptly converted by LLS or such Restricted Subsidiary into cash.

     Notwithstanding the foregoing, LLS and its Restricted Subsidiaries will be permitted to consummate an Asset Swap if:

     - immediately after giving effect to the Asset Swap, no Default or Event of Default shall have occurred or be continuing;

     - in the event the Asset Swap involves an aggregate amount in excess of $2.5 million, the terms of the Asset Swap have been approved by a majority of the members of the Board of Directors; and

     - in the event the Asset Swap involves an aggregate amount in excess of $10.0 million, LLS has received a written opinion from an independent investment banking firm of nationally recognized standing that the Asset Swap is fair to LLS or the Restricted Subsidiary, from a financial point of view.

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

     In the event of an Asset Disposition that requires the purchase of notes under clause (3) above, LLS will be required to purchase notes tendered in connection with an offer for the notes at a purchase price of 100% of their principal amount plus accrued and unpaid interest, if any, to the purchase date in accordance with the procedures, including prorating in the event of oversubscription as well as proration required as a result of tenders of other Senior Subordinated Indebtedness, set forth in the indenture. If the aggregate purchase price of the notes tendered in connection with the offer is less than the Net Available Cash allotted to the purchase of the notes, LLS may use the remaining Net Available Cash for any purpose not prohibited by the indenture. Upon the consummation of the purchase of notes properly tendered in response to the offer to purchase, the amount of Net Available Cash subject to future offers to purchase shall be deemed to be reset to zero.

     LLS will comply, to the extent applicable, with the requirements of Section 14(e) of the Exchange Act and any other securities laws or regulations in connection with the repurchase of notes under the indenture. To the extent that the provisions of any securities laws or regulations conflict with provisions of this covenant, LLS will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under the indenture.

     Limitation on Affiliate Transactions. LLS will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, enter into or conduct any transaction, including the purchase, sale, lease or exchange of any property or the rendering of any service, with any Affiliate of LLS other than a Wholly-Owned Subsidiary (an "Affiliate Transaction") unless:

     - the terms of the Affiliate Transaction are no less favorable to LLS or the Restricted Subsidiary than those that could be obtained at the time of the transaction in arm's-length dealings with a Person who is not the an Affiliate;

     - in the event the Affiliate Transaction involves an aggregate amount in excess of $5.0 million, the terms of the transaction have been approved by a majority of the members of the Board of Directors and by a majority of the disinterested members of the Board, if any, and the majority or majorities, as the case may be, determines that the Affiliate Transaction satisfies the criteria in the first point above; and

     - in the event the Affiliate Transaction involves an aggregate amount in excess of $10.0 million, LLS has received a written opinion from an independent investment banking firm of nationally recognized standing that the Affiliate Transaction is fair to LLS or the Restricted Subsidiary from a financial point of view.

     The foregoing paragraph shall not apply to:

     - any Restricted Payment permitted to be made under the covenant described under "Limitation on Restricted Payments" covenant;

     - any issuance of securities, or other payments, awards or grants in cash, securities or otherwise pursuant to, or the funding of, employment arrangements, stock options and stock ownership plans approved by the Board of Directors;

     - loans or advances to employees in the ordinary course of business of LLS or any of its Restricted Subsidiaries;

     - any transaction between Wholly-Owned Subsidiaries;

     - indemnification agreements with, and the payment of fees and indemnities to, directors, officers and employees of LLS and its Restricted Subsidiaries, in the ordinary course of business;

     - transactions under agreements as in existence on the Issue Date;

     - any employment, non-competition or confidentiality agreements entered into by LLS or any of its Restricted Subsidiaries with its employees in the ordinary course of business;

     - the issuance of Capital Stock of LLS, other than Disqualified Stock;

     - any obligations of LLS under the monitoring and oversight agreement and the financial advisory agreement; and

     - transactions under supply or similar agreements entered into in the ordinary course of business on customary terms that are not less favorable to LLS than those that would have been obtained in a similar transaction with an unrelated Person, as determined in good faith by senior management of LLS.

     Limitation on Capital Stock of Restricted Subsidiaries. LLS will not permit any of its Restricted Subsidiaries to issue any Capital Stock, other than Preferred Stock, to any Person, other than to LLS or a Wholly-Owned Subsidiary of LLS, or permit any Person, other than LLS or a Wholly-Owned Subsidiary of LLS, to own any Capital Stock, other than Preferred Stock, of a Restricted Subsidiary of LLS, if in either case as a result thereof such Restricted Subsidiary would no longer be a Restricted Subsidiary of LLS; provided, however, that this provision shall not prohibit (1) LLS or any of its Restricted Subsidiaries from selling, leasing or otherwise disposing of all of the Capital Stock of any Restricted Subsidiary or (2) the designation of a Restricted Subsidiary as an Unrestricted Subsidiary in compliance with the indenture.

     Rule 144A Information Requirement. LLS will furnish to the holders, upon their request, and to prospective purchasers designated by such holders, the information required to be delivered under Rule 144A(d)(4) under the Securities Act for so long as is required for an offer or sale of the notes to qualify for an exemption under Rule 144A.

     Reports. The indenture provides that so long as any of the notes are outstanding, LLS will provide to the holders and file with the SEC, to the extent the submissions are accepted for filing by the SEC, copies of the annual reports and of the information, documents and other reports that LLS would have been required to file with the SEC under Sections 13 or 15(d) of the Exchange Act regardless of whether LLS is then obligated to file such reports.

     Merger and Consolidation. LLS shall not consolidate with or merge with or into, or convey, transfer or lease all or substantially all its assets to, any Person, unless:

     - the resulting, surviving or transferee Person (the "Successor Company") shall be a corporation, partnership, trust or limited liability company organized and existing under the laws of the United States, any state or the District of Columbia, and the Successor Company, if not LLS, shall expressly assume, by supplemental indenture, executed and delivered to the trustee, in form satisfactory to the trustee, all the obligations of LLS under the notes and the indenture;

     - immediately after giving effect to the transaction, and treating any Indebtedness that becomes an obligation of the Successor Company or any Subsidiary of the Successor Company as a result of the transaction as having been incurred by the Successor Company or such Restricted Subsidiary at the time of the transaction, no Default or Event of Default shall have occurred and be continuing;

     - immediately after giving effect to the transaction, the Successor Company would be able to incur at least an additional $1.00 of Indebtedness under the first paragraph of "Limitation on Indebtedness"; and

     - LLS shall have delivered to the trustee an Officers' Certificate and an Opinion of Counsel, each stating that the consolidation, merger or transfer and the supplemental indenture, if any, comply with the indenture.

     The Successor Company will succeed to, and be substituted for, and may exercise every right and power of, LLS under the indenture, but, in the case of a lease of all or substantially all its assets, LLS will not be released from the obligation to pay the principal of and interest on the notes.

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

     Notwithstanding the second and third points above, (1) any Restricted Subsidiary of LLS may consolidate with, merge into or transfer all or part of its properties and assets to LLS and (2) LLS may merge with an Affiliate incorporated solely for the purpose of reincorporating LLS in another jurisdiction to realize tax or other benefits, provided, that the trustee shall receive an Opinion of Counsel that, as a result of such Affiliate merger, the holders of the notes will not recognize income, gain or loss for Federal income tax purposes as a result of the Affiliate merger and will be subject to Federal income tax on the same amount and in the same manner and at the same times as would have been the case if the Affiliate merger had not occurred.

EVENTS OF DEFAULT

     Each of the following constitutes an Event of Default under the indenture:

     - a default in any payment of interest on any note when due, continued for 30 days, whether or not such payment is prohibited by the provisions described under "Ranking and Subordination" above;

     - a default in the payment of principal of any note when due at its Stated Maturity, upon optional redemption, upon required repurchase, upon declaration or otherwise, whether or not the payment is prohibited by the provisions described under "Ranking and Subordination" above;

     - the failure by LLS to comply with its obligations in the covenant described under "Certain Covenants -- Merger and Consolidation" above;

     - the failure by LLS to comply with its obligations under the covenants described under "Certain Covenants -- Limitation on Indebtedness,"
       "-- Limitation on Restricted Payments," "-- Limitation on Restrictions on Distributions from Restricted Subsidiaries," "-- Limitation on Sales of Assets and Subsidiary Stock," or "Change of Control" above, in each case, other than a failure to purchase notes, which shall constitute an Event of Default under point two above;

     - the failure by the LLS to comply for 30 days after notice with its obligations in the covenant described under "Certain Covenants" above, other than those referred to in points three and four above;

     - the failure by LLS to comply for 30 days after notice with its other agreements contained in the indenture;

     - Indebtedness of LLS or any Restricted Subsidiary is not paid within any applicable grace period after final maturity or is accelerated by the holders because of a default and the total amount of the Indebtedness unpaid or accelerated exceeds $15.0 million and the default shall not have been cured, including by way of repayment, or the acceleration rescinded after a 10 day period (the "cross acceleration provision");

     - particular events of bankruptcy, insolvency or reorganization of LLS or a Significant Subsidiary (the "bankruptcy provisions"); or

     - any judgment or decree for the payment of money in excess of $15.0 million, to the extent not covered by insurance, is rendered against LLS or a Significant Subsidiary and the judgment or decree shall remain undischarged or unstayed for a period of 60 days after the judgment becomes final and non-appealable (the "judgment default provision"). However, a default under point five or six will not constitute an Event of Default until the trustee or the holders of 25% in principal amount of the outstanding notes notify LLS of the Default and LLS does not cure the Default within the time specified in point five or six hereof after receipt of the notice.

     If an Event of Default occurs and is continuing, the trustee or the holders of at least 25% in principal amount of the outstanding notes by notice to LLS and the trustee may declare the principal of and accrued and unpaid interest, if any, on all the notes to be due and payable. Upon a declaration, the principal and accrued and unpaid interest shall be immediately due and payable. If an Event of Default relating to particular events of bankruptcy, insolvency or reorganization of LLS occurs and is continuing,
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

the principal of and accrued and unpaid interest on all the notes will become and be immediately due and payable without any declaration or other act on the part of the trustee or any holders. Under certain circumstances, the holders of a majority in principal amount of the outstanding notes may rescind any acceleration with respect to the notes and its consequences.

     Subject to the provisions of the indenture relating to the duties of the trustee, if an Event of Default occurs and is continuing, the trustee will be under no obligation to exercise any of the rights or powers under the indenture at the request or direction of any of the holders unless the holders have offered to the trustee reasonable indemnity or security against any loss, liability or expense. Except to enforce the right to receive payment of principal, premium, if any, or interest when due, no holder may pursue any remedy with respect to the indenture or the notes unless:

     - the holder has previously given the trustee notice that an Event of Default is continuing;

     - holders of at least 25% in principal amount of the outstanding notes have requested the trustee to pursue the remedy;

     - the holders have offered the trustee reasonable security or indemnity against any loss, liability or expense;

     - the trustee has not complied with the request within 30 days after the receipt of the request and the offer of security or indemnity; and

     - the holders of a majority in principal amount of the outstanding notes have not given the Trustee a direction that, in the opinion of the trustee, is inconsistent with such request within such 30-day period.

     Subject to various restrictions, the holders of a majority in principal amount of the outstanding notes are given the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee or of exercising any trust or power conferred on the trustee. The trustee, however, may refuse to follow any direction that conflicts with law or the indenture or that the trustee determines is unduly prejudicial to the rights of any other holder or that would involve the trustee in personal liability.

     The indenture provides that if a Default or Event of Default occurs and is continuing and is known to the trustee, the trustee must mail to each holder notice of the Default or Event of Default within 90 days after it occurs. However, except in the case of a Default or Event of Default in the payment of principal of, premium, if any, or interest on any note, the trustee may withhold notice if and so long as its board of directors, a committee of its board of directors or a committee of its trust officers in good faith determines that withholding notice is in the interests of the holders of the notes. In addition, LLS is required to deliver to the trustee, within 120 days after the end of each fiscal year, a certificate indicating whether the signers know of any Default or Event of Default that occurred during the previous year. LLS also is required to deliver to the trustee, within 30 days after the occurrence thereof, written notice of any events which would constitute certain Defaults.

AMENDMENTS AND WAIVERS

     Subject to particular exceptions, the indenture may be amended with the written consent of the holders of at least a majority in principal amount of the notes then outstanding and any past default or noncompliance with any provisions may be waived with the written consent of the holders of at least a majority in principal amount of the notes then outstanding. However, without the consent of each holder of an outstanding note affected, no amendment may, among other things:

     - reduce the amount of notes whose holders must consent to an amendment;

     - reduce the stated rate of or extend the stated time for payment of interest on any note;

     - reduce the principal of or extend the Stated Maturity of any note;

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

     - reduce the premium payable upon the redemption or repurchase of any note or change the time at which any note may be redeemed as described under "Optional Redemption" above;

     - make any note payable in money other than that stated in the note;

     - impair the right of any holder to receive payment of principal of and interest on the holder's notes on or after the due dates or to institute suit for the enforcement of any payment on or with respect to the holder's notes; or;

     - make any change in the amendment provisions which require each holder's consent or in the waiver provisions.

     Without the consent of any holder, LLS and the trustee may amend the indenture to cure any ambiguity, omission, defect or inconsistency, to provide for the assumption by a successor corporation, partnership, trust or limited liability company of the obligations of LLS under the indenture, to provide for uncertificated notes in addition to or in place of certificated notes, provided that the uncertificated notes are issued in registered form for purposes of
Section 163(f) of the Internal Revenue Code, or in a manner such that the uncertificated notes are described in Section 163(f)(2)(B) of the Internal Revenue Code, to make any change in the subordination provisions in the indenture that would limit or terminate the benefits available to any holder of Senior Indebtedness, to add any Guarantee with respect to the notes, to secure the notes, to add to the covenants of LLS for the benefit of the holders or to surrender any right or power conferred upon LLS, to provide for the issuance of exchange notes, to make any other change that does not adversely affect the rights of any holder or to comply with any requirement of the SEC in connection with the qualification of the indenture under the Trust Indenture Act. However, no amendment may be made to the subordination provisions of the indenture that adversely affects the rights of any holder of Senior Indebtedness then outstanding unless the holders of the Senior Indebtedness, or any group or representative thereof authorized to give a consent, consent to the change.

     After an amendment under the indenture becomes effective, LLS is required to mail to the holders a notice briefly describing the amendment. However, the failure to give such notice to all the holders, or any defect in the notice, will not impair or affect the validity of the amendment.

DEFEASANCE

     LLS at any time may terminate all its obligations under the notes and the indenture ("legal defeasance"), except for particular obligations, including those respecting the defeasance trust and obligations to register the transfer or exchange of the notes, to replace mutilated, destroyed, lost or stolen notes and to maintain a registrar and paying agent in respect of the notes. LLS at any time may terminate its obligations under substantially all its covenants in the indenture including those covenants described under "Certain Covenants" (other than "Merger and Consolidation"), the operation of the cross acceleration provision, the bankruptcy provisions with respect to Significant Subsidiaries and the judgment default provision described under "Events of Default" above and the limitations contained in points three and four under "Certain
Covenants -- Merger and Consolidation" above ("covenant defeasance").

     LLS may exercise its legal defeasance option notwithstanding its prior exercise of its covenant defeasance option. If LLS exercises its legal defeasance option, payment of the notes may not be accelerated because of an Event of Default with respect thereto. If LLS exercises its covenant defeasance option, payment of the notes may not be accelerated because of an Event of Default specified in points four, five, seven or eight with respect only to Significant Subsidiaries or nine under "Events of Default" above or because of the failure of LLS to comply with points three or four under "Certain
Covenants -- Merger and Consolidation" above.

     In order to exercise either defeasance option, LLS must irrevocably deposit in trust (the "defeasance trust") with the trustee money or U.S. Government Obligations for the payment of principal, premium, if any, and interest on the notes to maturity or any redemption date specified by LLS, as the case may be, and must comply with certain other conditions, including delivery to the trustee of an Opinion of Counsel

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

to the effect that holders of the notes will not recognize income, gain or loss for Federal income tax purposes as a result of such deposit and defeasance and will be subject to Federal income tax on the same amount and in the same manner and at the same times as would have been the case if such deposit and defeasance had not occurred and, in the case of legal defeasance only, the Opinion of Counsel must be based on a ruling of the Internal Revenue Service or other change in applicable Federal income tax law.

DEFINITIONS

     "Additional Assets" means:

     - any property or assets, other than Indebtedness and Capital Stock, in a Related Business;

     - the Capital Stock of a Person that becomes a Restricted Subsidiary as a result of the acquisition of its Capital Stock by LLS or a Restricted Subsidiary of LLS;

     - Capital Stock constituting a minority interest in any Person that at the time is a Restricted Subsidiary of LLS; or

     - Permitted Investments of the type and in the amounts described in point eight of its definition; provided, however, that, in the case of points two and three, such Restricted Subsidiary is primarily engaged in a Related Business.

     "Affiliate" of any specified Person means any other Person, directly or indirectly, controlling or controlled by or under direct or indirect common control with the specified Person. For the purposes of this definition, "control," when used with respect to any Person means the power to direct the management and policies of the Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise; and the terms "controlling" and "controlled" have meanings correlative to the foregoing.

     "Asset Disposition" means any sale, lease, transfer, issuance or other disposition, or series of related sales, leases, transfers, issuances or dispositions that are part of a common plan, of shares of Capital Stock of a Restricted Subsidiary, other than directors' qualifying shares, property or other assets (each referred to for the purposes of this definition as a "disposition") by LLS or any of its Restricted Subsidiaries, including any disposition by means of a merger, consolidation or similar transaction, other than:

     - a disposition by a Restricted Subsidiary to LLS or by LLS or a Restricted Subsidiary to a Wholly-Owned Subsidiary;

     - a disposition of inventory in the ordinary course of business;

     - a disposition of obsolete or worn out equipment or equipment that is no longer useful in the conduct of the business of LLS and its Restricted Subsidiaries and that is disposed of in each case in the ordinary course of business;

     - dispositions of property for net proceeds which, when taken collectively with the net proceeds of any other dispositions under this point that were consummated since the beginning of the calendar year in which the disposition is consummated, do not exceed 1.50% of the consolidated book value of the assets of LLS as of the most recent date prior to the disposition for which a consolidated balance sheet of LLS has been regularly prepared;

     - transactions permitted by the "Merger and Consolidation" covenant;

     - transactions permitted by the "Limitation on Restricted Payments" covenant; and

     - any transaction that constitutes a Change of Control.

     "Asset Swap" means the execution of a definitive agreement, subject only to customary closing conditions that LLS in good faith believes will be satisfied, for a substantially concurrent purchase and sale, or exchange, of Productive Assets between LLS or any of its Restricted Subsidiaries and another Person or group of affiliated Persons; provided, however, that any amendment to or waiver of any closing

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condition that individually or in the aggregate is material to the Asset Swap shall be deemed to be a new Asset Swap.

     "Attributable Indebtedness" in respect of a Sale/Leaseback Transaction means, as at the time of determination, the present value, discounted at the interest rate borne by the notes, compounded annually, of the total obligations of the lessee for rental payments during the remaining term of the lease included in such Sale/Leaseback Transaction, including any period for which the lease has been extended.

     "Average Life" means, as of the date of determination, with respect to any indebtedness, the quotient obtained by dividing (1) the sum of the products of the numbers of years from the date of determination to the dates of each successive scheduled principal payment of the Indebtedness or redemption multiplied by the amount of the payment by (2) the sum of all the payments.

     "Bank Indebtedness" means any and all amounts, whether outstanding on the Issue Date or incurred after that date, payable or guaranteed by LLS under or in respect of the Credit Agreement or any Interest Rate Agreement or Currency Agreement with a holder of Bank Indebtedness and any related notes, collateral documents, letters of credit and guarantees, including principal, premium, if any, interest, including interest accruing on or after the filing of any petition in bankruptcy or for reorganization relating to LLS whether or not a claim for post filing interest is allowed in such proceedings, fees, charges, expenses, reimbursement obligations, guarantees and all other amounts payable thereunder or in respect thereof.

     "Capitalized Lease Obligation" means an obligation that is required to be classified and accounted for as a capitalized lease for financial reporting purposes in accordance with GAAP, and the amount of Indebtedness represented by such obligation shall be the capitalized amount of the obligation determined in accordance with GAAP, and the Stated Maturity of the obligation shall be the date of the last payment of rent or any other amount due under the lease prior to the first date the lease may be terminated without penalty.

     "Capital Stock" of any Person means any and all shares, interests, rights to purchase, warrants, options, participations or other equivalents of or interests in, however designated, equity of the Person, including any Preferred Stock, but excluding any debt securities convertible into equity.

     "Consolidated Cash Flow" for any period means the Consolidated Net Income for the period, plus, without duplication, the following to the extent deducted in calculating the Consolidated Net Income:

     - income tax expense;

     - Consolidated Interest Expense;

     - depreciation expense;

     - amortization expense;

     - exchange or translation losses on foreign currencies; and

     - all other non-cash items reducing Consolidated Net Income, excluding any non-cash item to the extent it represents an accrual of or reserve for cash disbursements for any subsequent period prior to the Stated Maturity of the notes, and less, to the extent added in calculating Consolidated Net Income, (1) exchange or translation gains on foreign currencies and
       (2) non-cash items, excluding such non-cash items to the extent they represent an accrual for cash receipts reasonably expected to be received prior to the Stated Maturity of the notes, in each case for the period.

     Notwithstanding the above, the income tax expense, depreciation expense and amortization expense of a Subsidiary of LLS shall be included in Consolidated Cash Flow only to the extent, and in the same proportion, that the net income of the Subsidiary was included in calculating Consolidated Net Income.

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     "Consolidated Coverage Ratio" as of any date of determination means the ratio of:

     - the aggregate amount of Consolidated Cash Flow for the period of the most recent four consecutive fiscal quarters ending prior to the date of determination and as to which financial statements are available to

     - Consolidated Interest Expense for such four fiscal quarters; provided, however, that

       (1) if LLS or any of its Restricted Subsidiaries has Incurred any Indebtedness since the beginning of the period that remains outstanding or if the transaction giving rise to the need to calculate Consolidated Coverage Ratio is an incurrence of Indebtedness, or both, Consolidated Cash Flow and Consolidated Interest Expense for the period shall be calculated after giving effect on a pro forma basis to

           (a) the Indebtedness as if it had been Incurred on the first day of the period, provided that if the Indebtedness is Incurred under a revolving credit facility or similar arrangement or under any predecessor revolving credit or similar arrangement only that portion of the Indebtedness that constitutes the one year projected minimum balance of the Indebtedness, as determined in good faith by senior management and assuming a constant level of sales shall be deemed outstanding for purposes of this calculation and

           (b) the discharge of any other Indebtedness repaid, repurchased, defeased or otherwise discharged with the proceeds of the new Indebtedness as if the discharge had occurred on the first day of the period,

       (2) if since the beginning of the period any Indebtedness of LLS or any of its Restricted Subsidiaries has been repaid, repurchased, defeased or otherwise discharged, other than Indebtedness under a revolving credit or similar arrangement unless the revolving credit Indebtedness has been permanently repaid and has not been replaced, Consolidated Interest Expense for the period shall be calculated after giving pro forma effect thereto as if the Indebtedness had been repaid, repurchased, defeased or otherwise discharged on the first day of such period,

       (3) if since the beginning of the period LLS or any of its Restricted Subsidiaries shall have made any Asset Disposition or if the transaction giving rise to the need to calculate the Consolidated Coverage Ratio is an Asset Disposition, Consolidated Cash Flow for the period shall be reduced by an amount equal to the Consolidated Cash Flow, if positive, attributable to the assets which are the subject of the Asset Disposition for the period or increased by an amount equal to the Consolidated Cash Flow, if negative, attributable to the Asset Disposition for the period, and Consolidated Interest Expense for such period shall be

           (a) reduced by an amount equal to the Consolidated Interest Expense attributable to any Indebtedness of LLS or any of its Restricted Subsidiaries repaid, repurchased, defeased or otherwise discharged with respect to LLS and its continuing Restricted Subsidiaries in connection with the Asset Disposition for the period or, if the Capital Stock of any Restricted Subsidiary of LLS is sold, the Consolidated Interest Expense for the period directly attributable to the Indebtedness of such Restricted Subsidiary to the extent LLS and its continuing Restricted Subsidiaries are no longer liable for the Indebtedness after such sale, and

           (b) increased by interest income attributable to the assets which are the subject of the Asset Disposition for the period,

       (4) if since the beginning of the period LLS or any of its Restricted Subsidiaries, by merger or otherwise, shall have made an Investment in any Restricted Subsidiary of LLS, or any Person which becomes a Restricted Subsidiary of LLS, or an acquisition of assets, including any Investment in a Restricted Subsidiary of LLS or any acquisition of assets occurring in connection with a transaction causing a calculation to be made under this definition, which constitutes all or substantially all of an operating unit of a business, or if the transaction giving rise to the 67 calculation is a transaction subject to the "Mergers and Consolidations" covenant, Consolidated Cash Flow and Consolidated Interest Expense for the period shall be calculated after giving pro forma effect to the transaction, including the Incurrence of any Indebtedness and the use of the proceeds from the transaction, as if the Investment or acquisition occurred on the first day of such period and

     (5) if since the beginning of the period any Person, that subsequently became a Restricted Subsidiary of LLS or was merged with or into LLS or any Restricted Subsidiary of LLS since the beginning of the period, shall have made any Asset Disposition, Investment or acquisition of assets that would have required an adjustment pursuant to clause (3) or
         (4) above if made by LLS or a Restricted Subsidiary of LLS during the period, Consolidated Cash Flow and Consolidated Interest Expense for the period shall be calculated after giving pro forma effect to the Asset Disposition as if the Asset Disposition, Investment or acquisition occurred on the first day of the period.

     For purposes of this definition, whenever pro forma effect is to be given to an acquisition of assets, the amount of income or earnings relating the acquisition and the amount of Consolidated Interest Expense associated with any Indebtedness Incurred in connection with the acquisition, the pro forma calculations shall be determined in good faith by a responsible financial or accounting officer of LLS. If any Indebtedness bears a floating rate of interest and is being given pro forma effect, the interest expense on that Indebtedness shall be calculated as if the rate in effect on the date of determination had been the applicable rate for the entire period, taking into account any Interest Rate Agreement applicable to that Indebtedness if the Interest Rate Agreement has a remaining term in excess of 12 months.

     "Consolidated Interest Expense" means, for any period, the total interest expense of LLS and its Restricted Subsidiaries, plus, to the extent not included in the interest expense of LLS:

     - interest expense attributable to capital leases;

     - amortization of debt discount;

     - capitalized interest;

     - non-cash interest expense;

     - commissions, discounts and other fees and charges owed with respect to letters of credit and bankers' acceptance financing;

     - interest actually paid by LLS or any Restricted Subsidiary under any Guarantee of Indebtedness or other obligation of any other Person;

     - net payments, whether positive or negative, under Interest Rate
       Agreements;

     - the cash contributions to any employee stock ownership plan or similar trust to the extent the contributions are used by the plan or trust to pay interest or fees to any Person, other than LLS, in connection with Indebtedness Incurred by the plan or trust; and

     - cash and Disqualified Stock dividends in respect of all Preferred Stock of Restricted Subsidiaries and Disqualified Stock of LLS held by Persons other than LLS or a Wholly Owned Subsidiary and less (1) to the extent included in the interest expense, the amortization of capitalized debt issuance costs and debt discount solely to the extent relating to the issuance and sale of Indebtedness together with any equity security as part of an investment unit and (2) interest income.

     Notwithstanding the foregoing, the Consolidated Interest Expense with respect to any Restricted Subsidiary of LLS, that was not a Wholly-Owned Subsidiary, shall be included only to the extent, and in the same proportion, that the net income of such Restricted Subsidiary was included in calculating Consolidated Net Income.

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

     "Consolidated Net Income" means, for any period, the net income (loss) of LLS and its consolidated Restricted Subsidiaries; provided, however, that there shall not be included in such Consolidated Net Income:

     - any net income (loss) of any person acquired by LLS or any of its Restricted Subsidiaries in a pooling of interests transaction for any period prior to the date of the acquisition;

     - any net income of any Restricted Subsidiary of LLS if the Restricted Subsidiary is subject to restrictions, directly or indirectly, on the payment of dividends or the making of distributions by the Restricted Subsidiary, directly or indirectly, to LLS, other than restrictions in effect on the Issue Date with respect to a Restricted Subsidiary of LLS and other than restrictions that are created or exist in compliance with the "Limitation on Restrictions on Distributions from Restricted Subsidiaries" covenant, excluding clause 6 thereof from the operation of this point;

     - any gain or loss realized upon the sale or other disposition of any assets of LLS or its consolidated Restricted Subsidiaries, including in connection with any Sale/Leaseback Transaction, which are not sold or otherwise disposed of in the ordinary course of business and any gain or loss realized upon the sale or other disposition of any Capital Stock of any Person;

     - any extraordinary gain or loss;

     - the cumulative effect of a change in accounting principles;

     - one-time transaction expenses incurred in connection with the recapitalization that are not capitalized or amortized under GAAP;

     - charges relating to the writeoff of acquired in-process research and development expenses and other intangibles in connection with the application of the purchase method of accounting to the net assets of a Person acquired by LLS and its Restricted Subsidiaries and charges relating to writeoff of intangible assets;

     - charges relating to start-up or organizational costs of any facilities purchased or otherwise opened by LLS or any of its consolidated Restricted Subsidiaries, after the Issue Date, including any operating inefficiencies associated therewith, not to exceed $4.0 million in the aggregate per facility;

     - the net income of any Person, other than a Restricted Subsidiary, except to the extent of the lesser of (1) dividends or distributions paid to LLS or any of its Restricted Subsidiaries by the Person and (2) the net income of the Person, but in no event less than zero, and the net loss of the Person, other than an Unrestricted Subsidiary, shall be included only to the extent of the aggregate Investment of LLS or any of its Restricted Subsidiaries in the Person;

     - any non-cash expenses attributable to grants or exercises of employee stock options.

     Notwithstanding the foregoing, for the purpose of the covenant described under "Certain Covenants -- Limitation on Restricted Payments" only, there shall be excluded from Consolidated Net Income any dividends, repayments of loans or advances or other transfers of assets from Unrestricted Subsidiaries to LLS or a Restricted Subsidiary to the extent the dividends, repayments or transfers increase the amount of Restricted Payments permitted under such covenant pursuant to clause (4) of that covenant.

     "Consolidated Net Worth" means the total of the amounts shown on the balance sheet of LLS and its consolidated Restricted Subsidiaries, determined on a consolidated basis in accordance with GAAP, as of the end of the most recent fiscal quarter of LLS ending prior to the taking of any action for the purpose of which the determination is being made and for which financial statements are available, but in no event ending more than 180 days prior to the taking of such action, as (1) the par or stated value of all outstanding Capital Stock of LLS plus (2) paid-in capital or capital surplus relating to such Capital Stock plus
(3) any retained earnings or earned surplus less (a) any accumulated deficit and
(b) any amounts attributable to Disqualified Stock.

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     "Continuing Director" means, as of the date of determination, any Person who: (1) was a member of the Board of Directors on the Issue Date; (2) was nominated for election or elected to the Board of Directors with the affirmative vote of a majority of the Continuing Directors who were members of such Board of Directors at the time of nomination or election; or (3) is a representative of a Permitted Holder.

     "Credit Agreement" means (1) the Credit Agreement, dated as of July 30, 1999, among LLS, Bank of America, National Association, as Administrative Agent, Credit Suisse First Boston, as Syndication Agent, Bankers Trust Company, as Documentation Agent, and the lenders from time to time parties thereto, as the same may be amended, supplemented or otherwise modified from time to time, and
(2) any renewal, extension, refunding, restructuring, replacement or refinancing of the Credit Agreement, whether with the original Administrative Agent and lenders or another administrative agent or agents or one or more other lenders and whether provided under the original Credit Agreement or one or more other credit or other agreements or indentures.

     "Currency Agreement" means in respect of a Person any foreign exchange contract, currency swap agreement or other similar agreement as to which the Person is a party or a beneficiary.

     "Default" means any event which is, or after notice or passage of time or both would be, an Event of Default.

     "Designated Senior Indebtedness" means (1) the Bank Indebtedness and (2) any other Senior Indebtedness which, at the date of determination, has an aggregate principal amount outstanding of, or under which, at the date of determination, the holders of the Senior Indebtedness are committed to lend up to, at least $20.0 million and is specifically designated by LLS in the instrument evidencing or governing such Senior Indebtedness as "Designated Senior Indebtedness" for purposes of the indenture.

     "Disqualified Stock" means, with respect to any Person, any Capital Stock of the Person which by its terms, or by the terms of any security into which it is convertible or for which it is exchangeable, or upon the happening of any event:

     - matures other than as a result of a Change of Control or is mandatorily redeemable pursuant to a sinking fund obligation or otherwise;

     - is convertible or exchangeable for Indebtedness or Disqualified Stock, excluding capital stock which is convertible or exchangeable solely at the option of LLS or a Restricted Subsidiary; or

     - is redeemable at the option of the holder of the Capital Stock, other than as a result of a Change of Control, in whole or in part, in each case on or prior to the Stated Maturity of the notes, provided, that only the portion of Capital Stock which so matures or is mandatorily redeemable, is so convertible or exchangeable or is so redeemable at the option of the holder of the Capital Stock prior to the Stated Maturity shall be deemed to be Disqualified Stock.

     "Equity Offering" means an offering for cash by LLS of its common stock, or options, warrants or rights with respect to its common stock.

     "Foreign Subsidiaries" means a Restricted Subsidiary not organized or existing under the laws of the United States, any state, the District of Columbia, or any territory.

     "Guarantee" means any obligation, contingent or otherwise, of any Person directly or indirectly guaranteeing any Indebtedness of any other Person and any obligation, direct or indirect, contingent or otherwise, of the Person:

     - to purchase or pay, or advance or supply funds for the purchase or payment of, such Indebtedness of the other Person, whether arising by virtue of partnership arrangements, or by agreement to keep-well, to purchase assets, goods, securities or services, to take-or-pay, or to maintain financial statement conditions or otherwise; or

     - entered into for purposes of assuring in any other manner the obligee of the Indebtedness of the payment thereof or to protect the obligee against loss in respect thereof, in whole or in part;

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

       provided, however, that the term "Guarantee" shall not include endorsements for collection or deposit in the ordinary course of business. The term "Guarantee" used as a verb has a corresponding meaning.

     "Incur" means issue, assume, Guarantee, incur or otherwise become liable for; provided, however, that any Indebtedness or Capital Stock of a Person existing at the time the person becomes a Restricted Subsidiary, whether by merger, consolidation, acquisition or otherwise, shall be deemed to be incurred by the Restricted Subsidiary at the time it becomes a Restricted Subsidiary.

     "Indebtedness" means, with respect to any Person on any date of determination, without duplication:

     - the principal of and premium, if any, in respect of indebtedness of the Person for borrowed money;

     - the principal of and premium, if any, in respect of obligations of the Person evidenced by bonds, debentures, notes or other similar instruments;

     - all obligations of the Person in respect of letters of credit or other similar instruments, including reimbursement obligations with respect to the letters of credit, other than obligations with respect to letters of credit securing obligations, other than obligations described in points one, two and five, entered into in the ordinary course of business of the Person to the extent that the letters of credit are not drawn upon or, if and to the extent drawn upon, the drawing is reimbursed no later than the third business day following receipt by the Person of a demand for reimbursement following payment on the letter of credit;

     - all obligations of the Person to pay the deferred and unpaid purchase price of property or services except trade payables and accrued expenses incurred in the ordinary course of business, which purchase price is due more than six months after the date of placing the property in service or taking delivery and title thereto or the completion of the services;

     - all Capitalized Lease Obligations and all Attributable Indebtedness of the Person;

     - all Indebtedness of other Persons secured by a Lien on any asset of the Person, whether or not the Indebtedness is assumed by the Person;

     - all Indebtedness of other Persons to the extent Guaranteed by the Person;

     - the amount of all obligations of the Person with respect to the redemption, repayment or other repurchase of any Disqualified Stock or, with respect to any Restricted Subsidiary of LLS, any Preferred Stock of the Restricted Subsidiary to the extent the obligation arises on or before the Stated Maturity of the notes but excluding, in each case, any accrued dividends; and

     - to the extent not otherwise included in this definition, obligations under Currency Agreements and Interest Rate Agreements.

     The amount of Indebtedness of any Person at any date shall be the outstanding principal amount of all unconditional obligations as described above, as the amount would be reflected on a balance sheet prepared in accordance with GAAP, and the maximum liability of the Person, upon the occurrence of the contingency giving rise to the obligation, of any contingent obligations described above at such date.

     "Interest Rate Agreement" means with respect to any Person any interest rate protection agreement, interest rate future agreement, interest rate option agreement, interest rate swap agreement, interest rate cap agreement, interest rate collar agreement, interest rate hedge agreement or other similar agreement or arrangement as to which such Person is party or a beneficiary.

     "Investment" in any Person means any direct or indirect advance, loan, other than advances to customers in the ordinary course of business, or other extension of credit, including by way of Guarantee or similar arrangement, but excluding any debt or extension of credit represented by a bank deposit other than a time deposit, or capital contribution to, by means of any transfer of cash or other property to others or any payment for property or services for the account or use of others, or any purchase or acquisition of

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Capital Stock, Indebtedness or other similar instruments issued by the Person.
For purposes of the "Limitation on Restricted Payments" covenant,

     - "Investment" shall include the portion, proportionate to the equity interest of LLS in a Restricted Subsidiary to be designated as an Unrestricted Subsidiary, of the fair market value of the net assets of that Restricted Subsidiary at the time that the Restricted Subsidiary is designated an Unrestricted Subsidiary; provided, however, that upon a redesignation of the Unrestricted Subsidiary as a Restricted Subsidiary, LLS shall be deemed to continue to have a permanent "Investment" in an Unrestricted Subsidiary in an amount, if positive, equal to (1) LLS' "Investment" in the Subsidiary at the time of the redesignation less (2) the portion, proportionate to the equity interest of LLS in the Subsidiary, of the fair market value of the net assets of the Subsidiary at the time that the Subsidiary is so re-designated a Restricted Subsidiary; and

     - any property transferred to or from an Unrestricted Subsidiary shall be valued at its fair market value at the time of the transfer, in each case as determined in good faith by the Board of Directors and evidenced by a resolution of the Board of Directors certified in an Officers' Certificate to the Trustee.

     "Issue Date" means the date on which the notes were originally issued.

     "Lien" means any mortgage, pledge, security interest, encumbrance, lien or charge of any kind (including any conditional sale or other title retention agreement or lease in the nature thereof).

     "Net Available Cash" from an Asset Disposition means cash payments received, including any cash payments received by way of deferred payment of principal under a note or installment receivable or otherwise, but only as and when received, but excluding any other consideration received in the form of assumption by the acquiring Person of Indebtedness or other obligations relating to the properties or assets subject to the Asset Disposition, therefrom, in each case net of:

     - all legal, title and recording tax expenses, commissions and other fees and expenses incurred, and all Federal, state, foreign and local taxes required to be paid or accrued as a liability under GAAP in connection with the Asset Disposition;

     - all payments made on any Indebtedness which is secured by any assets subject to the Asset Disposition, in accordance with the terms of any Lien upon those assets, or which must by its terms, or in order to obtain a necessary consent to the Asset Disposition, or by applicable law, be repaid out of the proceeds from the Asset Disposition;

     - all distributions and other payments required to be made to any Person owning a beneficial interest in assets subject to sale or minority interest holders in Subsidiaries or joint ventures as a result of the Asset Disposition;

     - the deduction of appropriate amounts to be provided by the seller as a reserve, in accordance with GAAP, against any liabilities associated with the assets disposed of in the Asset Disposition and retained by LLS or any Restricted Subsidiary of LLS after the Asset Disposition; and

     - any portion of the purchase price from an Asset Disposition placed in escrow, whether as a reserve for adjustment of the purchase price, for satisfaction of indemnities in respect of the Asset Disposition or otherwise in connection with the Asset Disposition; provided, however, that upon the termination of the escrow, Net Available Cash shall be increased by any portion of escrow funds released to LLS or any Restricted Subsidiary.

     "Net Cash Proceeds" means, with respect to any issuance or sale of Capital Stock, the cash proceeds of the issuance or sale net of attorneys' fees, accountants' fees, underwriters' or placement agents' fees, discounts or commissions and brokerage, consultant and other fees actually incurred in connection with the issuance or sale and net of taxes paid or payable as a result of the issuance or sale.

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     "Non-Recourse Debt" means Indebtedness (1) as to which neither LLS nor any
Restricted Subsidiary (a) provides any guarantee or credit support of any kind, including any undertaking, guarantee, indemnity, agreement or instrument that would constitute Indebtedness, or (b) is directly or indirectly liable, as a guarantor or otherwise, and (2) no default with respect to which, including any rights that the holders may have to take enforcement action against an Unrestricted Subsidiary, would permit upon notice, lapse of time or both any holder of any other Indebtedness of LLS or any Restricted Subsidiary to declare a default under such other Indebtedness or cause the payment of the indebtedness to be accelerated or payable prior to its stated maturity.

     "Permitted Indebtedness" means:

     - Indebtedness of LLS owing to and held by any Wholly-Owned Subsidiary or Indebtedness of a Restricted Subsidiary owing to and held by LLS or any Wholly-Owned Subsidiary; provided, however, that any subsequent issuance or transfer of any Capital Stock or any other event which results in any such Wholly-Owned Subsidiary ceasing to be a Wholly-Owned Subsidiary or any subsequent transfer of any such Indebtedness, except to LLS or a Wholly-Owned Subsidiary, shall be deemed, in each case, to constitute the Incurrence of such Indebtedness by the issuer thereof;

     - Indebtedness represented by (1) the notes, (2) any Indebtedness, other than the Indebtedness described in points one, two and four of the second paragraph of the covenant described under "Limitation on Indebtedness" and other than Indebtedness Incurred under point one above or points four, five, six or seven below, outstanding on the Issue Date and (3) any Refinancing Indebtedness Incurred in respect of any Indebtedness described in this point two or Incurred under the first paragraph of the covenant described under "Limitation on Indebtedness";

     - (1) Indebtedness of a Restricted Subsidiary Incurred and outstanding on the date on which the Restricted Subsidiary was acquired by LLS or its Restricted Subsidiaries, other than Indebtedness Incurred as consideration in, or to provide all or any portion of the funds or credit support utilized to consummate, the transaction or series of related transactions in connection with which the Restricted Subsidiary became a Subsidiary or was otherwise acquired by LLS; provided, however, that at the time the Restricted Subsidiary is acquired by LLS, LLS would have been able to Incur $1.00 of additional Indebtedness under the first paragraph of the covenant described under "Limitation on Indebtedness" above after giving effect to the Incurrence of the Indebtedness under this point three and (2) Refinancing Indebtedness Incurred by LLS or a Restricted Subsidiary in respect of Indebtedness Incurred by the Restricted Subsidiary under this point three;

     - Indebtedness (1) in respect of performance bonds, bankers' acceptances and surety or appeal bonds provided by LLS or any of its Restricted Subsidiaries to their customers in the ordinary course of business, (2) in respect of performance bonds or similar obligations of LLS or any of its Restricted Subsidiaries for or in connection with pledges, deposits or payments made or given in the ordinary course of business in connection with or to secure statutory, regulatory or similar obligations, including obligations under health, safety or environmental obligations, (3) arising from Guarantees to suppliers, lessors, licensees, contractors, franchisees or customers of obligations, other than Indebtedness, Incurred in the ordinary course of business and (4) under Currency Agreements and Interest Rate Agreements; provided, however, that in the case of Currency Agreements and Interest Rate Agreements, the Currency Agreements and Interest Rate Agreements are entered into for bona fide hedging purposes of LLS or its Restricted Subsidiaries, as determined in good faith by the Board of Directors or senior management, and correspond in terms of notional amount, duration, currencies and interest rates, as applicable, to Indebtedness of LLS or its Restricted Subsidiaries Incurred without violation of the indenture or to business transactions of LLS or its Restricted Subsidiaries on customary terms entered into in the ordinary course of business;

     - Indebtedness arising from agreements providing for indemnification, adjustment of purchase price or similar obligations, or from Guarantees or letters of credit, surety bonds or performance bonds securing any obligations of LLS or any of its Restricted Subsidiaries under the agreements, in each case Incurred in connection with the disposition of any business, assets or Restricted Subsidiary of
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

       LLS, other than Guarantees of Indebtedness or other obligations Incurred by any Person acquiring all or any portion of the business assets or Restricted Subsidiary of LLS for the purpose of financing the acquisition, in a principal amount not to exceed the gross proceeds actually received by LLS or any of its Restricted Subsidiaries in connection with the disposition, provided, however, that the principal amount of any Indebtedness Incurred under this point five, when taken together with all Indebtedness Incurred under this point five and then outstanding since the Issue Date, shall not exceed $15.0 million;

     - Indebtedness consisting of (1) Guarantees by LLS or a Restricted Subsidiary of Indebtedness Incurred by a Wholly-Owned Subsidiary without violation of the indenture and (2) Guarantees by a Restricted Subsidiary of Senior Indebtedness Incurred by LLS without violation of the indenture, so long as the Restricted Subsidiary could have Incurred the Indebtedness directly without violation of the indenture;

     - Indebtedness arising from agreements with governmental agencies of any foreign country, or political subdivision or agency thereof, relating to the construction of plants and the purchase and installation, including related training costs, of equipment to be used in a Related Business; provided that the Indebtedness (1) has a maturity in excess of ten years and 91 days and (2) in the aggregate does not exceed $15.0 million since the Issue Date;

     - Indebtedness of all Foreign Subsidiaries for working capital purposes and overdraft facilities in an aggregate amount not to exceed $15.0 million at any one time outstanding; and

     - Indebtedness arising from the honoring by a bank or other financial institution of a check, draft or similar instrument drawn against insufficient funds in the ordinary course of business, provided that such Indebtedness is extinguished promptly in accordance with customary practices.

     "Permitted Investment" means an Investment by LLS or any of its Restricted Subsidiaries in:

     - a Wholly-Owned Subsidiary of LLS; provided, however, that the primary business of the Wholly-Owned Subsidiary is a Related Business;

     - another Person if as a result of the Investment the other Person becomes a Wholly-Owned Subsidiary of LLS or is merged or consolidated with or into, or transfers or conveys all or substantially all its assets to, LLS or a Wholly-Owned Subsidiary of LLS; provided, however, that in each case the Person's primary business is a Related Business;

     - Temporary Cash Investments;

     - receivables owing to LLS or any of its Restricted Subsidiaries, if created or acquired in the ordinary course of business and payable or dischargeable in accordance with customary trade terms;

     - payroll, travel and similar advances to cover matters that are expected at the time of the advances ultimately to be treated as expenses for accounting purposes and that are made in the ordinary course of business;

     - loans or advances to employees for purposes of purchasing the common stock of LLS in an aggregate amount outstanding at any one time not to exceed $7.5 million since the Issue Date and other loans and advances to employees made in the ordinary course of business consistent with past practices of LLS or the Restricted Subsidiary;

     - stock, obligations or securities received in settlement of debts created in the ordinary course of business and owing to LLS or any of its Restricted Subsidiaries or in satisfaction of judgments or claims;

     - a Person engaged in a Related Business or a loan or advance to LLS the proceeds of which are used solely to make an investment in a Person engaged in a Related Business or a Guarantee by LLS of Indebtedness of any Person in which the Investment has been made; provided, however, that no Permitted Investments may be made pursuant to this clause eight to the extent the amount

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

       thereof would, when taken together with all other Permitted Investments made pursuant to this point eight since the Issue Date, exceed $20.0 million in the aggregate, plus, to the extent not previously reinvested, any return of capital realized since the Issue Date on Permitted Investments made pursuant to this point eight, or any release or other cancellation of any Guarantee constituting the Permitted Investment;

     - Persons to the extent the Investment is received by LLS or any Restricted Subsidiary as consideration for Asset Dispositions effected in compliance with the covenant described under "Limitations on Sales of Assets and Subsidiary Stock";

     - prepayments and other credits to suppliers made in the ordinary course of business consistent with the past practices of LLS and its Restricted Subsidiaries; and

     - Investments in connection with pledges, deposits, payments or performance bonds made or given in the ordinary course of business in connection with or to secure statutory, regulatory or similar obligations, including obligations under health, safety or environmental obligations.

     "Person" means any individual, corporation, partnership, joint venture, association, joint-stock company, trust, unincorporated organization, government or any agency or political subdivision of government or any other entity.

     "Preferred Stock" means, as applied to the Capital Stock of any corporation, Capital Stock of any class or classes, however designated, which is preferred as to the payment of dividends, or as to the distribution of assets upon any voluntary or involuntary liquidation or dissolution of the corporation, over shares of Capital Stock of any other class of such corporation.

     "Productive Assets" means assets of a kind used or usable by LLS and its Restricted Subsidiaries in the business of LLS or any Related Business.

     A "Public Market" exists at any time with respect to the common stock of LLS if (1) the common stock of LLS is then registered with the SEC under Section 12(b) or 12(g) of the Exchange Act and traded either on a national securities exchange or in the National Association of Securities Dealers Automated Quotation System and (2) at least 15% of the total issued and outstanding common stock of LLS has been distributed prior to that time by means of an effective registration statement under the Securities Act.

     "Refinancing Indebtedness" means Indebtedness that is Incurred to refund, refinance, replace, renew, repay or extend, including in connection with any defeasance or discharge mechanism, (collectively, "refinance") any Indebtedness existing on the Issue Date or Incurred in compliance with the indenture, including Indebtedness of LLS that refinances Indebtedness of any Restricted Subsidiary and Indebtedness of any Restricted Subsidiary that refinances Indebtedness of another Restricted Subsidiary, including Indebtedness that refinances Refinancing Indebtedness, provided, however, that (1) the Refinancing Indebtedness has a Stated Maturity no earlier than the earlier of (a) the ninety-first day after the Stated Maturity of the notes and (b) the Stated Maturity of the Indebtedness being refinanced, (2) the Refinancing Indebtedness has an Average Life at the time such Refinancing Indebtedness is Incurred that is equal to or greater than the lesser of (a) the Average Life of the notes and
(b) the Average Life of the Indebtedness being refinanced, and (3) such Refinancing Indebtedness is Incurred in an aggregate principal amount, or if issued with original issue discount, an aggregate issue price, that is equal to, or 101% of, in the case of a refinancing of the notes in connection with a Change of Control, or less than the sum of the aggregate principal amount, or if issued with original issue discount, the aggregate accredited value, then outstanding of the Indebtedness being refinanced, plus applicable premium and reasonable costs paid in connection with such refinancing.

     "Related Business" means any business which is the same as or related, ancillary or complementary to any of the businesses of LLS and its Restricted Subsidiaries on the Issue Date, as reasonably determined by the Board of Directors.

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

     "Representative" means any trustee, agent or representative, if any, of an issue of Senior Indebtedness.

     "Restricted Subsidiary" means any Subsidiary of LLS other than an Unrestricted Subsidiary.

     "Sale/Leaseback Transaction" means an arrangement relating to property now owned or hereafter acquired whereby LLS or a Restricted Subsidiary transfers property to a Person and LLS or a Subsidiary leases it from the Person.

     "Secured Indebtedness" means any Indebtedness of LLS secured by a Lien.

     "Senior Subordinated Indebtedness" means the notes and any other Indebtedness of LLS that specifically provides that it is to rank pari passu with the notes in right of payment and is not subordinated by its terms in right of payment to any Indebtedness or other obligation of LLS which is not Senior Indebtedness.

     "Significant Subsidiary" means any Restricted Subsidiary that would be a "Significant Subsidiary" of LLS within the meaning of Rule 1-02 under Regulation S-X promulgated by the SEC.

     "Stated Maturity" means, with respect to any security, the date specified in the security as the fixed date on which the payment of principal of the security is due and payable, including under any mandatory redemption provision.

     "Subordinated Indebtedness" means any Indebtedness of LLS, whether outstanding on the Issue Date or Incurred after that date, which is subordinate or junior in right of payment to the notes under a written agreement.

     "Subsidiary" of any Person means any corporation, association, partnership or other business entity of which more than 50% of the total voting power of shares of Capital Stock or other interests, including partnership interests, entitled, without regard to the occurrence of any contingency, to vote in the election of directors, managers or trustees of the entity is at the time owned or controlled, directly or indirectly, by (1) the Person, (2) the Person and one or more Subsidiaries of the Person or (3) one or more Subsidiaries of the Person. Unless otherwise specified in this prospectus, each reference to a Subsidiary shall refer to a Subsidiary of LLS.

     "Temporary Cash Investments" means any of the following:

     - any Investment in direct obligations of the United States or any agency of the United States or obligations Guaranteed by the United States or any agency of the United States;

     - Investments in time deposit accounts, certificates of deposit and money market deposits maturing within 180 days of the date of acquisition thereof issued by a bank or trust company which is organized under the laws of the United States, any individual state or any foreign country recognized by the United States having capital, surplus and undivided profits aggregating in excess of $250.0 million, or the foreign currency equivalent of that amount, and whose long-term debt, or whose parent holding company's long-term debt, is rated "A" or such similar equivalent rating or higher by at least one nationally recognized statistical rating organization as defined in Rule 436 under the Securities Act;

     - repurchase obligations with a term of not more than 30 days for underlying securities of the types described in clause one above entered into with a bank meeting the qualifications described in point two above;

     - Investments in commercial paper, maturing not more than 180 days after the date of acquisition, issued by a corporation, other than an Affiliate of LLS, organized and in existence under the laws of the United States or any foreign country recognized by the United States with a rating at the time as of which any investment therein is made of "P-1" (or higher) according to Moody's Investors Service, Inc. or "A-1" (or higher) according to Standard and Poor's Ratings Group;

     - Investments in securities with maturities of six months or less from the date of acquisition issued or fully guaranteed by any state, commonwealth or territory of the United States, or by any political subdivision or taxing authority thereof, and rated at least "A" by Standard & Poor's Ratings Group or "A" by Moody's Investors Service, Inc.; and

     - Investments in mutual funds whose investment guidelines restrict substantially all of such funds' investments to those satisfying the provisions of points one through five above.

     "Unrestricted Subsidiary" mean:

     - any Subsidiary of LLS that at the time of determination shall be designated an Unrestricted Subsidiary by the Board of Directors in the manner provided below, and

     - any Subsidiary of an Unrestricted Subsidiary.

     The Board of Directors may designate any Subsidiary including any newly acquired or newly formed Subsidiary to be an Unrestricted Subsidiary unless the Subsidiary or any of its Subsidiaries owns any Capital Stock or Indebtedness of, or owns or holds any Lien on any property of, LLS or any Restricted Subsidiary of LLS that is not a Subsidiary of the Subsidiary to be so designated; provided, however, that either (1) the Subsidiary to be so designated has total consolidated assets of $10,000 or less or (2) if the Subsidiary has consolidated assets greater than $10,000, then such designation would be permitted under "Limitation on Restricted Payments." The Board of Directors may designate any Unrestricted Subsidiary to be a Restricted Subsidiary; provided, however, that immediately after giving effect to such designation (1) LLS could Incur $1.00 of additional Indebtedness under clause one of "Limitation on Indebtedness" and (2) no Default shall have occurred and be continuing. Any designation by the Board of Directors shall be evidenced to the trustee by promptly filing with the trustee a copy of the board resolution giving effect to the designation and an Officers' Certificate certifying that the designation complied with the above provisions.

     "U.S. Government Obligations" means direct obligations, or certificates representing an ownership interest in such obligations, of the United States, including any agency or instrumentality of the United States, for the payment of which the full faith and credit of the United States is pledged and which are not callable or redeemable at the issuer's option.

     "Voting Stock" of a corporation means all classes of Capital Stock of the corporation then outstanding and normally entitled to vote in the election of directors.

     "Wholly-Owned Subsidiary" means a Restricted Subsidiary of LLS, at least 99% of the Capital Stock of which, other than directors' qualifying shares, is owned by LLS or another Wholly-Owned Subsidiary.

BOOK-ENTRY, DELIVERY AND FORM

     The notes initially will be represented by one or more notes in registered, global form without interest coupons (collectively, the "Global Notes"). The Global Notes will be deposited upon issuance with the trustee as custodian for DTC, in New York, New York, and registered in the name of DTC or its nominee, in each case for credit to an account of a direct or indirect participant as described below.

     Except as set forth below, the Global Notes may be transferred, in whole and not in part, only to another nominee of DTC or to a successor of DTC or its nominee. Beneficial interests in the Global Notes may not be exchanged for notes in certificated form except in the limited circumstances described below. See the section entitled "-- Exchange of Book-Entry Notes for Certificated Notes."

     The notes, including beneficial interests in the Global Notes, will be subject to restrictions on transfer and will bear a restrictive legend. In addition, transfer of beneficial interests in the Global Notes will be subject to the applicable rules and procedures of DTC and its direct or indirect participants, which may change from time to time.

     The notes may be presented for registration of transfer and exchange at the offices of the Registrar.

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

DEPOSITORY PROCEDURES

     DTC has advised LLS that DTC is a limited-purpose trust company created to hold securities for its participating organizations (collectively, the "Participants") and to facilitate the clearance and settlement of transactions in those securities between Participants through electronic book-entry changes in accounts of Participants. The Participants include securities brokers and dealers, including the initial purchaser, banks, trust companies, clearing corporations and other organizations. Access to DTC's system is also available to other entities such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Participant, either directly or indirectly (collectively, the "Indirect Participants"). Persons who are not Participants may beneficially own securities held by or on behalf of DTC only through the Participants or Indirect Participants. The ownership interest and transfer of ownership interest of each actual purchaser of each security held by or on behalf of DTC are recorded on the records of the Participants and Indirect Participants.

     DTC has also advised LLS that under its procedures, (1) upon deposit of the Global Notes, DTC will credit the accounts of Participants designated by the initial purchaser with portions of the principal amount of Global Notes and (2) ownership of interests in the Global Notes will be shown on, and the transfer of ownership will be effected only through, records maintained by DTC, with respect to Participants, or by Participants and the Indirect Participants, with respect to other owners of beneficial interests in the Global Notes.

     Investors in the Global Notes may hold their interests directly through DTC, if they are Participants in the system, or indirectly through organizations that are Participants in the system. All interests in a Global Note may be subject to the procedures and requirements of DTC.

     The laws of some states require particular persons to take physical delivery in definitive form of securities that they own. Consequently, the ability to transfer beneficial interest in a Global Note to these persons may be limited to that extent. Because DTC can act only on behalf of Participants, which in turn act on behalf of Indirect Participants and certain banks, the ability of a person having a beneficial interest in a Global Note to pledge its interest to persons or entities that do not participate in the DTC system, or otherwise take actions in respect of its interest, may be affected by the lack of a physical certificate evidencing its interest. For certain other restrictions on the transferability of the notes, see the section entitled
"-- Exchange of Book-Entry Notes for Certificated Notes."

     EXCEPT AS DESCRIBED BELOW, OWNERS OF INTERESTS IN THE GLOBAL NOTES WILL NOT HAVE NOTES REGISTERED IN THEIR NAMES, WILL NOT RECEIVE PHYSICAL DELIVERY OF NOTES IN CERTIFICATED FORM AND WILL NOT BE CONSIDERED THE REGISTERED OWNERS OR HOLDERS OF THE NOTES UNDER THE INDENTURE FOR ANY PURPOSE.

     Payments in respect of the principal, premium, liquidated damages, if any, and interest on a Global Note registered in the name of DTC or its nominee will be payable by the trustee to DTC or its nominee in its capacity as the registered holder under the indenture. Under the terms of the indenture, LLS and the trustee will treat the persons in whose names the notes, including the Global Notes, are registered as the owners of the notes for the purpose of receiving such payments and for any and all other purposes whatsoever. Consequently, neither LLS, the trustee nor any agent of LLS or the trustee has or will have any responsibility or liability for (1) any aspect of DTC's records or any Participant's or Indirect Participant's records relating to or payments made on account of beneficial ownership interests in the Global Notes, or for maintaining, supervising or reviewing any of DTC's records or any Participant's or Indirect Participant's records relating to the beneficial ownership interests in the Global Notes or (2) any other matter relating to the actions and practices of DTC or any of its Participants or Indirect Participants.

     DTC has advised LLS that its current practice, upon receipt of any payment in respect of securities such as the notes, including principal and interest, is to credit the accounts of the relevant Participants with the payment on the payment date, in amounts proportionate to their respective holdings in principal amount of beneficial interests in the relevant security such as the Global Notes as shown on the records of DTC. Payments by Participants and the Indirect Participants to the beneficial owners of notes will be governed by standing instructions and customary practices and will not be the responsibility of DTC, the trustee or LLS. Neither LLS nor the trustee will be liable for any delay by DTC or its Participants in identifying the beneficial owners of the notes, and LLS and the trustee may conclusively rely on and will be protected in relying on instructions from DTC or its nominee as the registered owner of the notes for all purposes.

     Interests in the Global Notes will trade in DTC's Same-day Funds Settlement System and secondary market trading activity in the interests will, therefore, settle in immediately available funds, subject in all cases to the rules and procedures of DTC and its Participants. Transfers between Participants in DTC will be effected in accordance with DTC's procedures, and will be settled in same-day funds.

     DTC has advised LLS that it will take any action permitted to be taken by a holder of notes only at the direction of one or more Participants to whose account DTC interests in the Global Notes are credited and only in respect of the portion of the aggregate principal amount of the notes as to which the Participant or Participants has or have given direction. However, if there is an Event of Default under the notes, DTC reserves the right to exchange Global Notes for legended notes in certificated form, and to distribute such notes to its Participants.

     The information in this section concerning DTC and its book-entry system has been obtained from sources believed to be reliable, but LLS takes no responsibility for the accuracy of the information.

     Although DTC has agreed to the foregoing procedures to facilitate transfers of interests in the Global Notes among Participants in DTC it is under no obligation to perform or to continue to perform these procedures, and the procedures may be discontinued at any time. Neither the initial purchaser nor the trustee will have any responsibility for the performance by DTC or its Participants or Indirect Participants of their respective obligations under the rules and procedures governing their operations.

EXCHANGE OF BOOK-ENTRY NOTES FOR CERTIFICATED NOTES

     A Global Note is exchangeable for definitive notes in registered certificated form if (1) DTC (a) notifies LLS that it is unwilling or unable to continue as depositary for the Global Note and LLS then fails to appoint a successor depositary or (b) has ceased to be a clearing agency registered under the Exchange Act; (2) LLS, at its option, notifies the trustee in writing that it elects to cause the issuance of the notes in certificated form; or (3) there shall have occurred and be continuing to occur a Default or an Event of Default with respect to the notes. In addition, beneficial interests in a Global Note may be exchanged for certificated notes upon request but only upon instruction given to the trustee by or on behalf of DTC in accordance with customary procedures. In all cases, certificated notes delivered in exchange for any Global Note or beneficial interest therein will be registered in the names, and issued in any approved denominations, requested by or on behalf of the depositary, in accordance with its customary procedures, and will bear a restrictive legend.

CERTIFICATED NOTES

     Subject to certain conditions, any person having a beneficial interest in a Global Note may, upon request to the trustee, exchange its beneficial interest for notes in certificated form (a "Certificated Note"). Upon any such issuance, the trustee is required to register the Certificated Notes in the name of, and cause the same to be delivered to, the person or persons, or the nominee of any Person. All Certificated Notes would bear a restrictive legend. In addition, if
(1) LLS notifies the trustee in writing that the DTC is no longer willing or able to act as a depositary and LLS is unable to locate a qualified successor within 90 days or (2) LLS, at its option, notifies the trustee in writing that it elects to cause the issuance of notes in the form of Certificated Notes under the indenture, then, upon surrender by the Global Note Holder of its Global Note, notes in such form will be issued to each person that the Global Note Holder and the DTC identify as being the beneficial owner of the related notes.

     Neither LLS nor the trustee will be liable for any delay by the Global Note Holder or the DTC in identifying the beneficial owners of notes and the trustee may conclusively rely on, and will be protected in relying on, instructions from the Global Note Holder or the DTC for all purposes.

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

SAME DAY SETTLEMENT AND PAYMENT

     The indenture will require that payments in respect of the notes represented by a Global Note, including principal, premium, if any, interest and liquidated damages, if any, be made by wire transfer of immediately available next day funds to the accounts specified by the Global Note Holder. With respect to Certificated Notes, LLS will make all payments of principal, premium, if any, interest and liquidated damages, if any, by wire transfer of immediately available funds to the accounts specified by the holders or, if no such account is specified, by mailing a check to each the holder's registered address. LLS expects that secondary trading in the Certificated Notes will also be settled in immediately available funds.

                UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

     The following is a discussion of the United States federal income tax considerations relevant to the exchange of your old notes for new notes. The discussion is based upon the Internal Revenue Code of 1986, Treasury regulations, Internal Revenue Service rulings and pronouncements, and judicial decisions now in effect, all of which are subject to change at any time by legislative, judicial or administrative action. Any such changes may be applied retroactively in a manner that could adversely affect you. The description does not consider the effect of any applicable foreign, state, local or other tax laws or estate or gift tax considerations.

     YOU SHOULD CONSULT YOUR OWN TAX ADVISOR AS TO THE PARTICULAR TAX CONSEQUENCES TO YOU OF EXCHANGING YOUR OLD NOTES FOR NEW NOTES, INCLUDING THE APPLICABILITY AND EFFECT OF ANY STATE, LOCAL OR FOREIGN TAX LAWS.

EXCHANGE OF OLD NOTES FOR NEW NOTES

     The exchange of your old notes for new notes pursuant to the exchange offer should not constitute a sale or an exchange for federal income tax purposes. Consequently, you should have a basis for the new notes equal to the basis of your old notes and your holding period for the new notes should include the period during which your old notes were held. Accordingly, such exchange should have no federal income tax consequences to you.

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                              PLAN OF DISTRIBUTION

     If you are a broker-dealer that receives new notes for your own account in exchange for your old notes pursuant to the exchange offer, where your old notes were acquired as a result of market-making activities or other trading activities, you must acknowledge that you will deliver a prospectus in connection with any resale of your new notes. This prospectus, as it may be amended or supplemented from time to time, may be used by you in connection with resales of new notes received in exchange for your old notes where your old notes were acquired as a result of market-making activities or other trading activities. We have agreed that, for a period of 90 days after the consummation of the exchange offer, we will make this prospectus, as amended or supplemented, available to you for use in connection with any such resale. In addition, until March 26, 2000, if you effect a transaction in the new notes you may be required to deliver a prospectus.

     We will not receive any proceeds from any sale of new notes by broker-dealers. If you are a broker-dealer, new notes you receive for your own account in connection with the exchange offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the new notes or a combination of such methods of resale, at market prices prevailing at the time of resale, at prices related to such prevailing market prices or negotiated prices. You may make resales directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such broker-dealer or the purchasers of any such new notes. If you are a broker-dealer that resells new notes that were received by you for your own account pursuant to the exchange offer and you participate in a distribution of your new notes, you may be deemed to be an "underwriter" within the meaning of the Securities Act, and any profit on any resale of new notes and any commissions or concessions received by you may be deemed to be underwriting compensation under the Securities Act. The Letter of Transmittal states that by acknowledging that you will deliver and by delivering a prospectus, you will not be deemed to admit that you are an "underwriter" within the meaning of the Securities Act.

     For a period of 90 days after the registration statement is declared effective, we will promptly send additional copies of this prospectus and any amendment or supplement to this prospectus to you, if you are a broker-dealer that requests these documents in the Letter of Transmittal or otherwise. We have agreed to pay all expenses incident to the exchange offer, including the expenses of one counsel for the holders of the notes, other than commissions or concessions of any broker-dealers and will indemnify you, including any broker-dealers, against certain liabilities, including certain liabilities under the Securities Act.

                                 LEGAL MATTERS

     The validity of the notes will be passed upon for us by Weil, Gotshal & Manges LLP, Dallas, Texas and New York, New York.

                                    EXPERTS

     The financial statements of Courtesy Corporation and its affiliates as of September 30, 1998 and for each of the two fiscal years in the period ended September 30, 1998 included in this prospectus have been audited by Altschuler, Melvoin and Glasser LLP, independent auditors, as stated in their report appearing herein and have been so included in reliance on the report of such firm, given on their authority as experts in accounting and auditing.

     The financial statements and schedule of LLS Corp., formerly known as Courtesy Corporation and its affiliates, as of September 30, 1999 and for the fiscal year ended September 30, 1999 included in this prospectus have been audited by Arthur Andersen, LLP, independent public accountants, as indicated in their report with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said report.

                      WHERE YOU CAN FIND MORE INFORMATION

     We will be subject to the informational requirements of the Exchange Act and in accordance therewith will file reports and other information with the SEC. These reports and other information may be inspected and copied at the public reference facilities of the SEC at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the SEC's regional offices at 500 West Madison Street, Suite 1400, Chicago, Illinois 60611, and 7 World Trade Center, 13th Floor, New York, New York 10048. Copies of such material can also be obtained at prescribed rates by writing to the Public Reference Section of the SEC at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549.

     This prospectus does not contain all the information set forth in the registration statement filed with the SEC on Form S-4 with respect to the new notes and the exhibits and schedules thereto, particular portions of which have been omitted pursuant to the rules and regulations of the SEC. Statements made in this prospectus as to the contents of any contract, agreement or other document set forth all material elements of such documents, but are not necessarily complete. With respect to each such contact, agreement or other document filed as an exhibit to the registration statement, reference is hereby made to such exhibit for a more complete description of the matter involved. Copies of the registration statement and the exhibits thereto are on file with the SEC and may be examined without charge at the public reference facilities of the SEC described above. Copies of such materials can also be obtained at prescribed rates by writing to the Public Reference Section of the SEC at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. The reports, proxy statements and other information may also be obtained from the web site that the SEC maintains at http://www.sec.gov.

     We are required by the indenture to furnish the holders of the notes with copies of the annual reports and the information, documents and other reports specified in Sections 13 and 15(d) of the Exchange Act, as long as any notes are outstanding.

                       UNAUDITED PRO FORMA FINANCIAL DATA

     The following unaudited pro forma consolidated statements and pro forma combined statements of operations for the fiscal years ended September 30, 1999 and September 30, 1998, respectively (the "Pro Forma Financial Statements") give effect to the recapitalization as if it had occurred as of October 1, 1997.

     Hicks, Muse, Tate & Furst Incorporated, Mills & Partners, Inc., Courtesy Corporation (the "Company") and the Company's then-existing shareholders, including Walter J. Kreiseder, Gerald J. Sommers and certain family trusts controlled by them, completed a recapitalization of the Company, which included the following transactions:

     - the Company borrowed an aggregate of $150 million under its new $200 million senior credit facility;

     - the Company sold $100 million of senior subordinated notes due 2009;

     - Hicks Muse and its affiliates paid $1.00 per share for 78 million shares of the Company's series A convertible preferred stock and the principals and executives of Mills & Partners paid $0.01 per share for approximately
       13.3 million shares of the Company's class A common stock, which collectively represents 68.5% of the outstanding capital stock;

     - the Company purchased 266,807,342 shares of its common stock from Walter
       J. Kreiseder, Gerald J. Sommers and the trusts for $1.00 per share; and

     - Walter J. Kreiseder, Gerald J. Sommers and the trusts retained 42 million shares of common stock, which represents 31.5% of the Company's outstanding capital stock.

The proceeds from the foregoing were used to purchase shares of the Company's common stock from Walter J. Kreiseder, Gerald J. Sommers and the trusts, repay existing indebtedness and accrued interest outstanding at the time of the recapitalization and pay fees and expenses.

     The pro forma adjustments are based upon available information and certain assumptions that management believes are reasonable and are described in the notes accompanying the Pro Forma Financial Statements. The Pro Forma Financial Statements are provided for information purposes only and do not purport to represent what our financial position or results of operations would actually have been had the recapitalization occurred at such dates or to project our financial position or results of operations at or for any future date or period.

     The Pro Forma Financial Statements and accompanying notes should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the audited combined financial statements of Courtesy Corporation and its affiliates and the audited consolidated financial statements of LLS Corp. and the notes thereto contained elsewhere in this prospectus.

                           LLS CORP. AND SUBSIDIARIES
            (FORMERLY KNOWN AS COURTESY CORPORATION AND AFFILIATES)

            UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS
                  FOR THE FISCAL YEAR ENDED SEPTEMBER 30, 1999
                                 (IN THOUSANDS)

                                                           CONSOLIDATED   TRANSACTIONS
                                                            HISTORICAL    ADJUSTMENTS      PRO FORMA
                                                           ------------   ------------     ---------
Net sales................................................    $171,703       $              $171,703
Cost of sales............................................     121,101                       121,101
Operating expenses.......................................      17,363                        17,363
                                                             --------       --------       --------
Income from operations...................................      33,239                        33,239
Interest expense, net....................................       6,835         16,740(1)      23,575
Amortization of deferred financing fees..................         428          2,141(2)       2,569
Transaction related expenses(3)..........................       1,220                         1,220
                                                             --------       --------       --------
Income before income taxes...............................      24,756        (18,881)         5,875
Income tax provision.....................................       3,260          1,840(4)       5,100
                                                             --------       --------       --------
Net income before minority interest......................      21,496        (20,721)           775
Minority interest........................................         171                           171
                                                             --------       --------       --------
Net income...............................................    $ 21,325       $(20,721)      $    604
                                                             ========       ========       ========

Other Financial Data:
  Depreciation and amortization(5)..........................                               $ 13,517
  EBITDA(6).................................................                               $ 46,756
  Adjusted EBITDA(7)........................................                               $ 47,765
  Ratio of earnings to fixed charges(8).....................                               $    1.2x

    See accompanying notes to the Unaudited Pro Forma Combined Statement of
                                   Operations

                           LLS CORP. AND SUBSIDIARIES
            (FORMERLY KNOWN AS COURTESY CORPORATION AND AFFILIATES)

     NOTES TO THE UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS
                  FOR THE FISCAL YEAR ENDED SEPTEMBER 30, 1999
                                 (IN THOUSANDS)

1. Reflects the interest expense on borrowings under the Senior Credit Facility and the issuance of the Senior Subordinated Notes due 2009 as if the recapitalization had been consummated as of the beginning of the period:

Senior Credit Facility(a)
  Tranche A Loans at 7.7%(b)................................  $ 5,005
  Tranche B Loans at 8.2%(c)................................    6,560
  Revolving Facility at 7.7%(b).............................      385
Senior Subordinated Notes due 2009 at 11.625%...............   11,625
Elimination of historical interest..........................   (6,835)
                                                              -------
          Net adjustment....................................  $16,740
                                                              =======

---------------

     (a)A one-half of one percent change in interest rates would impact interest expense for borrowings under the Senior Credit Facility in the amount of approximately $563.

     (b)Borrowings under the Tranche A Loans and the Revolving Facility require interest payments at the rate of 1.25% above the base rate or 2.50% above LIBOR.

     (c)Borrowings under the Tranche B Loans require interest payments at the rate of 1.75% above the base rate or 3.00% above LIBOR.

2. Reflects the amortization of deferred financing fees associated with the recapitalization as if the recapitalization had been consummated at the beginning of the period. These fees are amortized over the term of the related debt using the effective interest method and the straight-line method, which approximates the effective interest method.

3. Represents non-recurring recapitalization related expenses incurred by the pre-recapitalization shareholders which includes among other, bonus and legal fees.

4. Reflects the income tax effect of the pro forma adjustments described above and the status of the Company as a C corporation as if the recapitalization had been consummated as of the beginning of the period at an effective income tax rate of 40.0%. The deferred tax recognized on this change in tax status, estimated to be $2,750, was charged to income from continuing operations following the recapitalization.

5. Excludes amortization of deferred financing fees.

6. Earnings before interest, taxes, depreciation, amortization, minority interest and transaction related expenses ("EBITDA") is a key financial measure but should not be construed as an alternative to operating income or cash flows from operating activities, as determined in accordance with generally accepted accounting principles. EBITDA is generally considered to provide information regarding a company's ability to service indebtedness and it is included herein to provide additional information with respect to our ability to meet our future debt service requirements. EBITDA is also one of the financial measures by which our covenants are calculated under our debt instruments.

7. Adjusted EBITDA is presented in order to provide additional information for determining our ability to meet debt service requirements and to meet covenant requirements. Adjusted EBITDA reflects EBITDA, as defined in note
   (6), adjusted for certain preoperating costs associated with newly purchased facilities in Anderson, South Carolina and Lake Geneva, Wisconsin. These preoperating costs represent the costs incurred during the period prior to the facility generating revenues.

                            LLS CORP. AND AFFILIATES

8. For purposes of calculating the ratio of earnings to fixed charges, "earnings" represent earnings before income taxes plus fixed charges. "Fixed charges" consist of interest on all indebtedness, amortization of deferred financing fees and the portion (approximately 1/3) of rental expense that management believes is representative of the interest component of rent expense.

                           LLS CORP. AND SUBSIDIARIES
            (FORMERLY KNOWN AS COURTESY CORPORATION AND AFFILIATES)

              UNAUDITED PRO FORMA COMBINED STATEMENT OF OPERATIONS
                  FOR THE FISCAL YEAR ENDED SEPTEMBER 30, 1998
                      (IN THOUSANDS, EXCEPT RATIO AMOUNTS)

                                                             COMBINED    TRANSACTIONS
                                                            HISTORICAL   ADJUSTMENTS      PRO FORMA
                                                            ----------   ------------     ---------
Net sales.................................................   $172,608      $              $172,608
Cost of sales.............................................    120,986                      120,986
Operating expenses........................................     15,064        (1,580)(1)     13,484
                                                             --------      --------       --------
Income from operations....................................     36,558         1,580         38,138
Interest expense, net.....................................      1,315        23,010(2)      24,325
Amortization of deferred financing fees...................         --         2,569(3)       2,569
                                                             --------      --------       --------
Income before income taxes................................     35,243       (23,999)        11,244
Income tax provision......................................        188         4,309(4)       4,497
                                                             --------      --------       --------
Net income before minority interest.......................     35,055       (28,308)         6,747
Minority interest.........................................      1,225                        1,225
                                                             --------      --------       --------
Net income................................................   $ 33,830      $(28,308)      $  5,522
                                                             ========      ========       ========
Other Financial Data:
  Depreciation and amortization(5)........................                                $  9,896
  EBITDA(6)...............................................                                $ 48,034
  Adjusted EBITDA(7)......................................                                $ 49,977
  Ratio of earnings to fixed charges(8)...................                                     1.4x

    See accompanying notes to the Unaudited Pro Forma Combined Statement of
                                   Operations

                           LLS CORP. AND SUBSIDIARIES
            (FORMERLY KNOWN AS COURTESY CORPORATION AND AFFILIATES)

       NOTES TO THE UNAUDITED PRO FORMA COMBINED STATEMENT OF OPERATIONS
                  FOR THE FISCAL YEAR ENDED SEPTEMBER 30, 1998
                                 (IN THOUSANDS)
1. Reflects the net reduction in officers' compensation pursuant to the employment agreements, executed concurrent with the recapitalization.

2. Reflects the interest expense on borrowings under the Senior Credit Facility and the issuance of the Notes as if the recapitalization had been consummated as of the beginning of the period:

Senior Credit Facility(a)
  Tranche A Loans at 8.2%(b)................................  $ 5,330
  Tranche B Loans at 8.7%(c)................................    6,960
  Revolving Facility at 8.2%(b).............................      410
Senior Subordinated Notes due 2009 at 11.625%...............   11,625
Elimination of historical interest..........................   (1,315)
                                                              -------
          Net adjustment....................................  $23,010
                                                              =======

---------------

     (a) A one-half of one percent change in interest rates would impact interest expense for borrowings under the Senior Credit Facility in the amount of approximately $750.

     (b) Borrowings under the Tranche A Loans and the Revolving Facility require interest payments at the rate of 1.25% above the base rate or 2.50% above LIBOR.

     (c) Borrowings under the Tranche B Loans require interest payments at the rate of 1.75% above the base rate or 3.00% above LIBOR.

3. Reflects the amortization of deferred financing fees associated with the recapitalization as if the recapitalization had been consummated at the beginning of the fiscal year. These fees are amortized over the term of the related debt using the effective interest method and the straight-line method, which approximates the effective interest method.

4. Reflects the income tax effect of the pro forma adjustments described above and the status of the Company as a C corporation as if the recapitalization had been consummated as of the beginning of the fiscal year at an effective income tax rate of 40.0%. The deferred tax recognized on this change in tax status, estimated to be $2,588, will be charged to income from continuing operations following the recapitalization. This charge is not reflected in the pro forma combined statements of operations because it is a non-recurring charge directly attributable to the recapitalization.

5. Excludes amortization of deferred financing fees.

6. Earnings before interest, taxes, depreciation, amortization, minority interest and transaction related expenses ("EBITDA") is a key financial measure but should not be construed as an alternative to operating income or cash flows from operating activities, as determined in accordance with generally accepted accounting principles. EBITDA is generally considered to provide information regarding a company's ability to service indebtedness and it is included herein to provide additional information with respect to our ability to meet our future debt service requirements. EBITDA is also one of the financial measures by which our covenants are calculated under our debt instruments.

7. Adjusted EBITDA is presented in order to provide additional information for determining our ability to meet debt service requirements and to meet covenant requirements. Adjusted EBITDA reflects EBITDA, as defined in note
   (6), adjusted for certain preoperating costs associated with a newly constructed facility -- 600 Buffalo Grove. These preoperating costs represent the costs incurred during the period prior to the facility generating revenues.

                           LLS CORP. AND SUBSIDIARIES
            (FORMERLY KNOWN AS COURTESY CORPORATION AND AFFILIATES)

NOTES TO THE UNAUDITED PRO FORMA COMBINED STATEMENT OF OPERATIONS -- (CONTINUED)

8. For purposes of calculating the ratio of earnings to fixed charges, "earnings" represent earnings before income taxes plus fixed charges. "Fixed charges" consist of interest on all indebtedness, amortization of deferred financing fees and the portion (approximately 1/3) of rental expense that management believes is representative of the interest component of rent expense.

                         INDEX TO FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----
FINANCIAL STATEMENTS:
LLS Corp.
  Independent Auditors' Report..............................   F-2
  Consolidated Balance Sheet as of September 30, 1999.......   F-3
  Consolidated Statement of Operations for the year ended
     September 30, 1999.....................................   F-4
  Consolidated Statement of Stockholders' Equity for the
     year ended September 30, 1999..........................   F-5
  Consolidated Statement of Cash Flows for the year ended
     September 30, 1999.....................................   F-6
  Notes to Consolidated Financial Statements................   F-7
Courtesy Corporation and Affiliates
  Independent Auditors' Report..............................  F-14
  Combined Balance Sheet, September 30, 1998................  F-15
  Combined Statement of Income, Fiscal Years Ended September
     30, 1997 and 1998......................................  F-16
  Combined Statement of Changes in Stockholders' Equity,
     Fiscal Years Ended September 30, 1997 and 1998.........  F-17
  Combined Statement of Cash Flows, Fiscal Years Ended
     September 30, 1997 and 1998............................  F-18
  Notes to the Combined Financial Statements................  F-19

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Shareholders of LLS Corp.:

     We have audited the accompanying consolidated balance sheet of LLS Corp. (an Illinois corporation) as of September 30, 1999 and the related consolidated statements of operations, changes in stockholders' equity, and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

     We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of LLS Corp. as of September 30, 1999, and the consolidated results of their operations and their cash flows for the year then ended, in conformity with generally accepted accounting principles.

     Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The schedules listed in the index of financial statements are presented for purposes of complying with the Securities and Exchange Commission's rules and are not part of the basic financial statements. These schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, fairly state in all material respects the financial data required to be set forth therein in relation to the basic financial statements taken as a whole.

/s/ ARTHUR ANDERSEN LLP

St. Louis, Missouri
December 3, 1999

                                   LLS CORP.
            (FORMERLY KNOWN AS COURTESY CORPORATION AND AFFILIATES)

                           CONSOLIDATED BALANCE SHEET
                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                                              SEPTEMBER 30,
                                                                  1999
                                                              -------------
                                  ASSETS

Current assets:
  Cash......................................................    $   4,140
  Accounts receivable (less allowance of $494)..............       20,424
  Inventories...............................................       28,705
  Prepaid expenses and other................................          768
                                                                ---------
          Total current assets..............................       54,037
Property, plant and equipment, net..........................       86,072
Intangible assets, net......................................        6,537
Deferred financing costs, net...............................       20,719
Other assets................................................        1,835
                                                                ---------
          Total assets......................................    $ 169,200
                                                                =========

                   LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:
  Accounts payable..........................................    $  19,712
  Customers' deposits.......................................        7,645
  Accrued and other liabilities.............................        8,228
  Accrued interest..........................................        4,120
                                                                ---------
          Total current liabilities.........................       39,705
Long-term obligations.......................................      245,000
Other long-term liabilities.................................        8,166
                                                                ---------
          Total liabilities.................................      292,871
                                                                ---------
Stockholders' equity:
  Series A convertible preferred stock, $.01 par value,
     100,000,000 shares authorized, 78,000,000 shares issued
     and outstanding........................................          780
  Common stock, $.01 par value, 500,000,000 shares
     authorized, 55,333,333 shares issued and outstanding...          553
  Warrants for common stock.................................          900
  Additional paid-in capital................................       75,167
  Accumulated deficit.......................................     (201,071)
                                                                ---------
          Total stockholders' equity........................     (123,671)
                                                                ---------
          Total liabilities and stockholders' equity........    $ 169,200
                                                                =========

        See accompanying notes to the consolidated financial statements.

                                   LLS CORP.
            (FORMERLY KNOWN AS COURTESY CORPORATION AND AFFILIATES)

                      CONSOLIDATED STATEMENT OF OPERATIONS
                                 (IN THOUSANDS)

                                                               FISCAL YEAR
                                                                  ENDED
                                                              SEPTEMBER 30,
                                                                  1999
                                                              -------------
Net sales...................................................    $171,703
Operating expenses:
  Cost of sales.............................................     110,546
  Selling, general and administrative.......................      14,401
  Depreciation and amortization.............................      13,517
                                                                --------
Operating income............................................      33,239
Other expense:
  Interest expense..........................................       6,835
  Amortization of deferred financing costs..................         428
  Other.....................................................       1,220
                                                                --------
Income before income tax provision..........................      24,756
Income tax provision........................................       3,260
                                                                --------
Net income before minority interest.........................      21,496
Minority interest...........................................         171
                                                                --------
Net income..................................................    $ 21,325
                                                                ========

        See accompanying notes to the consolidated financial statements.

                                   LLS CORP.
            (FORMERLY KNOWN AS COURTESY CORPORATION AND AFFILIATES)

           CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
                  FOR THE FISCAL YEAR ENDED SEPTEMBER 30, 1999
                                 (IN THOUSANDS)

                                                                                      RETAINED         TOTAL
                                             SERIES A                  ADDITIONAL    EARNINGS/     STOCKHOLDERS'
                                COMMON      CONVERTIBLE                 PAID-IN     (ACCUMULATED      EQUITY
                                 STOCK    PREFERRED STOCK   WARRANTS    CAPITAL       DEFICIT)       (DEFICIT)
                                -------   ---------------   --------   ----------   ------------   -------------
Balance, September 30, 1998...  $    20        $ --           $ --      $   324      $  70,382       $  70,726
Reorganization adjustments
  (see note 1):
  Conversion redemption of
     common stock.............      (20)         --             --         (324)           344              --
  Conversion reissuance of
     common stock.............    3,088          --             --           --         (3,088)             --
Recapitalization adjustments
  (see note 1):
  Issuance of common stock....      133          --             --           --             --             133
  Issuance of series A
     convertible preferred
     stock....................       --         780             --       77,220             --          78,000
  Redemption of common stock..   (2,668)         --             --           --       (262,836)       (265,504)
  Issuance of warrants........       --          --            900           --             --             900
  Transaction fees and
     expenses.................       --          --             --       (2,053)            --          (2,053)
Distributions to
  stockholders................       --          --             --           --        (27,198)        (27,198)
Net income....................       --          --             --           --         21,325          21,325
                                -------        ----           ----      -------      ---------       ---------
Balance, September 30, 1999...  $   553        $780           $900      $75,167      $(201,071)      $(123,671)
                                =======        ====           ====      =======      =========       =========

        See accompanying notes to the consolidated financial statements.

                                   LLS CORP.
            (FORMERLY KNOWN AS COURTESY CORPORATION AND AFFILIATES)

                      CONSOLIDATED STATEMENT OF CASH FLOWS
                                 (IN THOUSANDS)

                                                               FISCAL YEAR
                                                                  ENDED
                                                              SEPTEMBER 30,
                                                                  1999
                                                              -------------
Cash flows from operating activities:
  Net income................................................    $  21,325
  Adjustment to reconcile net income to net cash from
    operating activities:
    Depreciation and amortization...........................       13,517
    Amortization of deferred financing costs................          428
    Deferred income taxes...................................        2,149
    Minority interest.......................................          171
    Change in assets and liabilities:
      Accounts receivable...................................         (740)
      Inventories...........................................       (3,773)
      Prepaid expenses and other............................        2,865
      Accounts payable......................................        6,551
      Customers' deposits...................................        1,253
      Accrued and other liabilities.........................        1,733
      Accrued interest......................................        3,935
                                                                ---------
         Net cash from operating activities.................       49,414
                                                                ---------
Cash flows from investing activities:
  Capital expenditures, net.................................      (20,800)
                                                                ---------
         Net cash from investing activities.................      (20,800)
                                                                ---------
Cash flows from financing activities:
  Proceeds from senior credit facility term loans...........      145,000
  Proceeds from issuance of notes...........................      100,000
  Repayments of long-term debt obligations..................      (28,925)
  Repayments of revolving credit borrowings.................       (1,000)
  Proceeds from issuance of common stock....................          133
  Proceeds from issuance of series A convertible preferred
    stock...................................................       78,000
  Redemption of common stock................................     (265,504)
  Financing costs and other.................................      (17,300)
  Redemption of minority interest...........................       (8,524)
  Distributions to stockholders.............................      (27,531)
                                                                ---------
         Net cash from financing activities.................      (25,651)
                                                                ---------
Net change in cash..........................................        2,963
Cash, beginning of period...................................        1,177
                                                                ---------
Cash, end of period.........................................    $   4,140
                                                                =========
Supplemental disclosure of cash flow information:
    Cash paid during the period for:
      Interest..............................................    $   2,900
                                                                =========
      Income taxes..........................................    $     244
                                                                =========
Non-cash transactions:
  Issuance of warrants for common stock.....................    $     900
                                                                =========

        See accompanying notes to the consolidated financial statements.

                                   LLS CORP.
            (FORMERLY KNOWN AS COURTESY CORPORATION AND AFFILIATES)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                      FISCAL YEAR ENDED SEPTEMBER 30, 1999
                       (IN THOUSANDS, EXCEPT SHARE DATA)

1. THE COMPANY

   LLS Corp., an Illinois corporation ("LLS" or the "Company"), formerly Courtesy Corporation ("Courtesy"), is engaged in the design, manufacture and distribution of various types of injection molded plastic parts and custom molds used in plastic injection molding. The Company operates in one industry segment, serving customers located primarily in the United States.

   On July 30, 1999, the Company completed a recapitalization (the "Recapitalization") through the following simultaneous transactions: (i) LLS received $78,133 in exchange for the issuance of 78,000,000 shares of its series A convertible preferred stock at $1.00 per share and 13,333,333 shares of class A common stock at $0.01 per share, (ii) LLS raised $150,300 from a senior credit facility (the "Senior Credit Facility") and $100,000 from the issuance of senior subordinated notes payable (the "Notes") and (iii) the proceeds from the issuance of equity, the issuance of the Notes and borrowings under the Senior Credit Facility were used to repay existing indebtedness and accrued interest for approximately $45,496, redeem approximately 67.0% of the outstanding capital stock at $1.00 per share from Walter J. Kreiseder, Gerald J. Sommers and certain family trusts controlled by them for approximately $265,504, and pay fees and expenses of approximately $17,300. The Company also incurred a non-cash expense of $900 in connection with the issuance of warrants to purchase 1,800,000 shares of its common stock for $0.50 per share. The warrants are exercisable on the first anniversary of the date of the Recapitalization and expire on the tenth anniversary thereof. In addition, approximately $133 was retained for operating purposes.

   Prior to the Recapitalization, Courtesy completed a Reorganization which included Creative Packaging Corporation ("Creative") and Courtesy Sales Corporation ("CSC") -- affiliated by reason of common ownership -- being reorganized as wholly-owned subsidiaries. The Reorganization included the following: (i) the shareholders of CSC exchanged their common stock for common stock in Courtesy making CSC a wholly-owned subsidiary of Courtesy,
   (ii) the shareholders of Creative exchanged their common stock for common stock in Courtesy making Creative a wholly-owned subsidiary of Courtesy,
   (iii) Courtesy amended its articles of incorporation to, among other things, recapitalize its outstanding capital stock and change its name to LLS Corp. and (iv) LLS organized a new wholly-owned subsidiary and contributed all of its assets and liabilities to this new subsidiary.

2. SIGNIFICANT ACCOUNTING POLICIES

   Principles of Consolidation -- The consolidated financial statements include the accounts of LLS and its wholly-owned subsidiaries. All material intercompany balances and transactions have been eliminated in consolidation.

   Revenue Recognition -- Sales of all the Company's products are recognized upon shipment or upon passage of title to the customer. Sales for services are recognized upon completion.

   Use of Estimates -- The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

   Inventories -- Inventories are stated at the lower of cost, determined under the first-in, first-out (FIFO) method, or market.

                                   LLS CORP.
            (FORMERLY KNOWN AS COURTESY CORPORATION AND AFFILIATES)

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

   Property, Plant and Equipment -- Property, plant and equipment is stated at cost. Depreciation is calculated using the straight-line method and accelerated methods. The average estimated useful lives utilized in calculating depreciation are as follows: buildings and improvements -- 15 to 39 years; machinery and equipment -- 5 to 7 years; and molds and tools -- 5 years.

   Intangible Assets -- On January 31, 1999, the minority interest was redeemed for $8,524. The Company recorded approximately $6,763 of goodwill in connection with the transaction. The goodwill is being amortized on a straight-line basis over an estimated useful life of twenty years.

   Deferred Financing Costs -- Deferred financing costs, consisting of fees and other expenses associated with debt financings are amortized over the term of the related debt using the effective interest method.

   Impairment of Long-lived Assets -- In the event that facts and circumstances indicate that the cost of any long-lived assets may be impaired, an evaluation of recoverability would be performed. If an evaluation is required, the estimated future undiscounted cash flows associated with the asset would be compared to the asset's carrying amount to determine if a write-down to market value or discounted cash flow value is required.

   Fair Value of Financial Instruments -- The Company's financial instruments are carried at fair value or amounts that approximate fair value.

   Significant Customers -- Sales to two significant customers during fiscal year 1999 approximated 34% of net sales, respectively. No other single customer accounted for more than 10% of net sales.

   Recent Accounting Pronouncements --

   In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"). In June 1999, the FASB issued SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities -- Deferral of the Effective Date of FASB Statement No. 133 -- an amendment of FASB Statement No. 133" ("SFAS 137"). SFAS 137 delays the effective date of SFAS 133 for one year, to fiscal years beginning after June 15, 2000 and thus, the Company will adopt SFAS 133 at that time. The Company does not currently hold any derivative instruments or participate in hedging activities. Accordingly, the adoption of SFAS 133 would have no impact on the consolidated financial statements as of September 30, 1999.

3. INVENTORIES

   The composition of inventories is as follows:

                                                              SEPTEMBER 30,
                                                                  1999
                                                              -------------
Raw materials...............................................     $ 8,138
Work-in-process.............................................       9,990
Finished goods..............................................      10,577
                                                                 -------
                                                                 $28,705
                                                                 =======

                                   LLS CORP.
            (FORMERLY KNOWN AS COURTESY CORPORATION AND AFFILIATES)

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

4. PROPERTY, PLANT AND EQUIPMENT

   The composition of property, plant and equipment is as follows:

                                                              SEPTEMBER 30,
                                                                  1999
                                                              -------------
Land........................................................    $  4,263
Buildings and improvements..................................      45,443
Machinery and equipment.....................................      78,600
Molds and tools.............................................      10,394
Construction in progress....................................       2,698
                                                                --------
                                                                 141,398
Less accumulated depreciation and amortization..............     (55,326)
                                                                --------
                                                                $ 86,072
                                                                ========

5. FINANCING COSTS AND RELATED PARTY TRANSACTIONS

   In connection with the Recapitalization, the Company incurred aggregate fees and costs of $18,200. Costs of $16,147 related to the Senior Credit Facility and the Notes (see note 6) are included in deferred financing costs and are being amortized over the terms of the related borrowings, using the effective interest method. Costs of $2,053 related to the issuance of the Company's series A convertible preferred stock and class A common stock have been deducted from the proceeds to reduce the carrying value of the stock.

   In connection with the Recapitalization and obtaining the related financing, the Company entered into a Financial Advisory Agreement with Hicks, Muse & Co. Partners, L.P. ("Hicks, Muse") pursuant to which the Company paid Hicks, Muse a cash fee of $5,295 as compensation for financial advisory services. The fees have been allocated based upon the issuance proceeds to the debt and equity securities issued in connection with the Recapitalization as deferred financing costs and reduction of equity proceeds, respectively. In connection with the Recapitalization and obtaining the related financing, the Company also entered into a Monitoring and Oversight Agreement (the "Agreement"). The Agreement provides that the Company shall pay Hicks, Muse an annual fee of $500, for ten years for monitoring and oversight services, adjusted annually on January 1 of each calendar year to an amount equal to .2% of the consolidated budgeted net sales of the Company of the then current fiscal year, but in no event less than $500 annually. The obligation under the Agreement and the related deferred financing costs have been recorded in the consolidated balance sheet.

6. LONG-TERM OBLIGATIONS

   The composition of long-term obligations is as follows:

                                                              SEPTEMBER 30,
                                                                  1999
                                                              -------------
Senior Credit Facility......................................    $145,000
Senior Subordinated Notes...................................     100,000
                                                                --------
                                                                $245,000
                                                                ========

                                   LLS CORP.
            (FORMERLY KNOWN AS COURTESY CORPORATION AND AFFILIATES)

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

   The schedule of principal payments for long-term obligations at September 30, 1999 is as follows:

2000........................................................  $      0
2001........................................................     3,200
2002........................................................    12,800
2003........................................................    15,800
2004........................................................    17,800
Thereafter..................................................   195,400
                                                              --------
                                                              $245,000
                                                              ========

   In connection with the Recapitalization on July 30, 1999, the Company executed a $200,000 Senior Credit Facility and issued $100,000 of Notes.

   The Senior Credit Facility provides for (i) a $65,000 term loan (the "Tranche A Loan") maturing July 31, 2005, (ii) an $80,000 term loan (the "Tranche B Loan") maturing July 31, 2006 (together with the Tranche A Loan, the "Term Loans") and (iii) a $55,000 revolving credit facility (the "Revolving Loans"). The Company may use the Revolving Loans for letters of credit of up to $10,000. The loans under the Senior Credit Facility bear interest, at the Company's election, at either the LIBOR Rate plus an applicable margin or the Base Rate plus an applicable margin. The applicable LIBOR Rate margin is 2.50% for the Tranche A Loan and Revolving Loans and 3.00% for the Tranche B Loan. The applicable Base Rate margin is 1.25% for the Tranche A Loan and Revolving Loans and 1.75% for the Tranche B Loan. The applicable margin with respect to the loans will be eligible for certain performance pricing step-downs. The Revolving Loans are subject to a commitment fee based on the undrawn portion of the Revolving Loans. The commitment fee is eligible for certain performance pricing step downs and is initially .050% per annum.

   The Company may, at its option, prepay the Term Loans without premium or penalty. Additionally, the Company may reduce or eliminate the Revolving Loans prior to maturity on July 31, 2005. The Senior Credit Facility is guaranteed unconditionally on a senior basis by the Company's direct and indirect domestic subsidiaries and is collateralized by a lien on substantially all assets of the Company and its wholly-owned subsidiaries. The Senior Credit Facility contains several financial covenants which, among other things, require the Company to maintain certain financial ratios and restrict the Company's ability to incur indebtedness, make capital expenditures and pay dividends

   The Notes bear interest at 11 5/8% per year, payable semi-annually on February 1, and August 1 of each year, commencing on February 1, 2000 and maturing on August 1, 2009. Except as set forth below, the Notes will not be redeemable at the option of the Company prior to August 1, 2004. On and after such date, the Notes are subject to redemption by the Company, in whole or in part, at specified redemption prices. In addition, prior to August 1, 2002, the Company may, subject to certain requirements, redeem up to $35,000 of Notes outstanding at a redemption price equal to 111.625% plus accrued and unpaid interest. The Notes may be redeemed at any time on or after August 1, 2004, in whole or in part by the Company.

   The Notes restrict, among other things, the incurrence of additional indebtedness by the Company, the payment of dividends and other distributions in respect of the Company's capital stock, the payment of dividends and other distributions by the Company's subsidiaries, the creation of liens on the properties and the assets of the Company to secure certain subordinated debt and certain mergers, sales of assets and transactions with affiliates.

                                   LLS CORP.
            (FORMERLY KNOWN AS COURTESY CORPORATION AND AFFILIATES)

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

7. INCOME TAXES

   Prior to the Recapitalization, the Company had elected S-Corporation Status under the Internal Revenue Code. Subsequent thereto, the Company elected C-Corporation Status under the Internal Revenue Code and began accounting for income taxes in accordance with the provisions of SFAS No. 109. The provision (benefit) for income taxes is as follows:

                                                               YEAR ENDED
                                                              SEPTEMBER 30,
                                                                  1999
                                                              -------------
Current:
  Federal...................................................     $  815
  State.....................................................        296
                                                                 ------
                                                                  1,111
Deferred:
  Federal...................................................     $1,880
  State.....................................................        269
                                                                 ------
                                                                  3,260
                                                                 ======

   Reconciliation between the statutory income tax rate and effective tax rate is summarized below:

                                                               YEAR ENDED
                                                              SEPTEMBER 30,
                                                                  1999
                                                              -------------
U.S. Federal statutory rate.................................     $ 8,664
Pre-recapitalization nontaxable income......................      (8,270)
State taxes.................................................         296
Deferred taxes established upon conversion to
  C-corporation.............................................       2,549
Other.......................................................          21
                                                                 -------
                                                                 $ 3,260
                                                                 =======

   The tax effects of significant temporary differences representing deferred tax assets and liabilities are as follows:

                                                               YEAR ENDED
                                                              SEPTEMBER 30,
                                                                  1999
                                                              -------------
Deferred Tax Assets:
  Accounts receivable reserves..............................     $  198
  Inventories...............................................        202
  Accrued liabilities not yet deductible....................        973
                                                                 ------
                                                                 $1,373
                                                                 ------
Deferred Tax Liabilities:
  Depreciation and amortization.............................     $3,522
                                                                 ------
  Net deferred tax liability................................     $2,149
                                                                 ======

                                   LLS CORP.
            (FORMERLY KNOWN AS COURTESY CORPORATION AND AFFILIATES)

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

8. RETIREMENT BENEFITS AND STOCK OPTION PLANS

   The Company maintains for the benefit of its eligible employees, several benefit plans, all of which conform to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as follows:

   Employees' Profit-sharing Plan -- This plan is maintained for the benefit of all eligible employees. The employer makes discretionary annual contributions in such amounts as may be determined by its Board of Directors, limited to amounts deductible for federal income tax purposes. Benefits vest in participants over a period of years, and distributions are made to participants (or to their beneficiaries) upon death, retirement or severance of employment. The employer contribution for the fiscal year ended September 30, 1999, amounted to $615.

   Employees' 401(k) Plan -- This plan is maintained for the benefit of all eligible employees and was established under the provisions of Section 401(k) of the Internal Revenue Code. Under such plan, employer contributions are discretionary. The employer contribution for the fiscal year ended September 30, 1999, amounted to $26.

   Qualified and Non-qualified Stock Option Plan (the "Option Plan") -- This plan provides for the granting of up to 7,017,543 shares of common stock to officers and key employees of the Company. Under the plan, options granted approximate market value of the common stock at the date of grant. Such options vest ratably over a five year period commencing on the first anniversary date after the date of grant, and vested options are exercisable at the discretion of the committee appointed to administer the Option Plan. Generally, an option may be exercised only if the holder is an officer or employee of the Company at the time of exercise. Options granted under the Option Plan are not transferable, except by will and the laws of descent and distribution.

   The Company has also granted Performance Options (the "Performance Options") to certain key executives. The Performance Options are exercisable only on the occurrence of certain events. The exercise price for the Performance Options is initially equal to $1.00 per share and, effective each anniversary of the grant date, the per share exercise price for the Performance Options is equal to the per share exercise price for the prior year multiplied by
   1.08. The Performance Options terminate on the tenth anniversary date of the date of grant. The Performance Options will be accounted for using variable plan accounting and accordingly there may be compensation expense in future periods to the extent that the fair value of the stock exceeds the exercise price of the Performance Options. No compensation expense was recognized in 1999 as the fair market value of the stock is equal to the exercise price.

   In accordance with SFAS No. 123, "Accounting for Stock-Based Compensation", the Company applies APB Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations in accounting for the Option Plan. Had compensation cost for the Option Plan and the Performance Options been determined based upon the fair value at the grant date for awards under these plans consistent with the methodology prescribed under SFAS 123, the effect on the Company's financial statements would have been immaterial. The Company granted 3,250,000 options under the Option Plan during fiscal 1999. All options granted have exercise prices of $1.00 and have remaining contractual lives of 10 years. None of the options granted were vested as of September 30, 1999. The Company granted 3,600,749 Performance options during fiscal 1999. All options granted currently have exercise prices of $1.00 and have remaining contractual lives of 10 years.

                                   LLS CORP.
            (FORMERLY KNOWN AS COURTESY CORPORATION AND AFFILIATES)

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

9. COMMITMENTS AND CONTINGENCIES

   Certain premises occupied by the Company are leased under various operating leases, some of which are owned by a partnership whose partners are officers and stockholders of the Company. All leases provide for payment by the lessee of costs applicable to operating the leased premises (inclusive of real estate taxes), and expire at various dates through fiscal 2011.

   Total rent expense was $1,210 during fiscal 1999.

   Future minimum rental payments applicable to the aforementioned leases are as follows:

                                                             RELATED    THIRD
FISCAL YEAR ENDED SEPTEMBER 30,                              PARTIES   PARTIES   TOTAL
-------------------------------                              -------   -------   ------
2000.......................................................  $  695     $261     $  956
2001.......................................................     695       --        695
2002.......................................................     695       --        695
2003.......................................................     695       --        695
2004.......................................................     695       --        695
Thereafter.................................................   3,425       --      3,425
                                                             ------     ----     ------
                                                             $6,900     $261     $7,161
                                                             ======     ====     ======

   The Company is subject to legal proceedings and claims which arise in the normal course of business. In the opinion of management, the ultimate liabilities with respect to these actions will not have a material adverse effect on the Company's financial condition, results of operations or cash flows.

                          INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
Courtesy Corporation

     We have audited the accompanying combined balance sheet of Courtesy Corporation and Affiliates (Note 1) (the "Company") as of September 30, 1998, and the related combined statements of income, changes in stockholders' equity and cash flows for each of the fiscal years in the two-year period ended September 30, 1998. Courtesy Corporation and Affiliates are under common ownership and management. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the combined financial statements referred to above present fairly, in all material respects, the combined financial position of Courtesy Corporation and Affiliates as of September 30, 1998, and the results of their operations and their cash flows for each of the fiscal years in the two-year period ended September 30, 1998, in conformity with generally accepted accounting principles.

                                        ALTSCHULER, MELVOIN AND GLASSER LLP

Chicago, Illinois
December 11, 1998 (except for
Notes 1 and 5 as to which the date is
July 30, 1999)

                      COURTESY CORPORATION AND AFFILIATES

                            COMBINED BALANCE SHEETS

                           ASSETS (pledged -- Note 5)

                                                              SEPTEMBER 30,
                                                                  1998
                                                              -------------
Current Assets:
  Cash......................................................  $  1,177,288
  Trade accounts receivable (net of allowance for doubtful
     accounts of $27,500)...................................    19,683,672
  Inventories (Notes 2 and 3)...............................    24,932,240
  Other current assets and prepaid expenses.................        80,009
                                                              ------------
                                                                45,873,209
                                                              ------------
Property, Plant and Equipment (at cost, net of accumulated
  depreciation and amortization -- Notes 2 and 4)...........    78,706,708
                                                              ------------
Other Assets................................................     5,245,972
                                                              ------------
                                                              $129,825,889
                                                              ============

                   LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities:
  Accounts payable..........................................  $ 13,161,690
  Revolving credit borrowings (Note 5)......................     1,000,000
  Current portion of long-term debt (Note 5)................     2,388,173
  Income taxes payable (Note 2).............................       200,000
  Customers' deposits.......................................     6,391,922
  Due to employee benefit plans (Note 7)....................       550,147
  Accrued salaries and other expenses.......................     5,979,088
                                                              ------------
                                                                29,671,020
                                                              ------------
Long-term Liabilities:
  Long-term debt (Note 5)...................................    26,536,666
  Deferred compensation obligation (Note 6).................       968,472
                                                              ------------
                                                                27,505,138
                                                              ------------
Minority Interest...........................................     1,923,336
                                                              ------------
Commitments and Contingencies (Note 9)
Stockholders' Equity (Note 8):
  Common stock..............................................        20,000
  Additional paid-in capital................................       324,310
  Retained earnings.........................................    70,382,085
                                                              ------------
                                                                70,726,395
                                                              ------------
                                                              $129,825,889
                                                              ============

         The accompanying notes are an integral part of this statement.

                      COURTESY CORPORATION AND AFFILIATES

                          COMBINED STATEMENT OF INCOME

                                                              FISCAL YEARS ENDED SEPTEMBER 30,
                                                              ---------------------------------
                                                                   1997              1998
                                                              ---------------   ---------------
Net Sales...................................................   $129,485,110      $172,607,862
Cost of Sales...............................................     88,153,076       120,985,809
                                                               ------------      ------------
Gross Profit................................................     41,332,034        51,622,053
Selling, General and Administrative Expenses................     11,973,898        15,063,672
                                                               ------------      ------------
Income from Operations......................................     29,358,136        36,558,381
Interest Expense............................................     (1,721,623)       (1,719,078)
Interest Income.............................................        186,705           403,972
                                                               ------------      ------------
Income before Income Taxes..................................     27,823,218        35,243,275
Income Tax Provision (Note 2)...............................        277,385           187,810
                                                               ------------      ------------
Net Income before Minority Interest.........................     27,545,833        35,055,465
Minority Interest...........................................     (1,060,101)       (1,224,984)
                                                               ------------      ------------
Net Income..................................................   $ 26,485,732      $ 33,830,481
                                                               ============      ============

         The accompanying notes are an integral part of this statement.

                      COURTESY CORPORATION AND AFFILIATES

             COMBINED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

                                                        ADDITIONAL                      TOTAL
                                              COMMON     PAID-IN       RETAINED     STOCKHOLDERS'
                                               STOCK     CAPITAL       EARNINGS        EQUITY
                                              -------   ----------   ------------   -------------
Balance, September 30, 1996.................  $20,000   $ 319,310    $ 39,301,791   $ 39,641,101
Distributions to stockholders...............                          (14,137,138)   (14,137,138)
Net income..................................                           26,485,732     26,485,732
                                              -------   ---------    ------------   ------------
Balance, September 30, 1997.................   20,000     319,310      51,650,385     51,989,695
Issuance of common stock....................                5,000                          5,000
Distributions to stockholders...............                          (15,098,781)   (15,098,781)
Net income..................................                           33,830,481     33,830,481
                                              -------   ---------    ------------   ------------
Balance, September 30, 1998.................  $20,000   $ 324,310    $ 70,382,085   $ 70,726,395
                                              =======   =========    ============   ============

         The accompanying notes are an integral part of this statement.

                      COURTESY CORPORATION AND AFFILIATES

                        COMBINED STATEMENT OF CASH FLOWS

                                                                  FISCAL YEARS ENDED
                                                                     SEPTEMBER 30,
                                                              ---------------------------
                                                                  1997           1998
                                                              ------------   ------------
Cash Flows from Operating Activities:
  Net income for period.....................................  $ 26,485,732   $ 33,830,481
  Adjustment to reconcile net income to net cash provided by operating activities:
    Depreciation and amortization...........................     8,224,055      9,895,858
    Gain on sale of property and equipment..................             0        (27,477)
    Deferred compensation...................................       193,958        159,394
    Minority interest.......................................     1,060,101      1,224,984
    Increase (Decrease) in cash from changes in:
      Trade accounts receivable.............................    (3,312,824)    (6,378,610)
      Inventories...........................................    (6,982,665)     4,248,536
      Other current assets and prepaid expenses.............       (69,729)       222,749
      Other assets..........................................    (1,566,461)      (344,798)
      Accounts payable......................................     1,281,337        116,043
      Income taxes payable..................................       192,000        (87,000)
      Customers' deposits...................................     5,752,051     (7,679,201)
      Due to employee benefit plans.........................        33,349        171,690
      Accrued salaries and other expenses...................    (1,221,138)     2,252,878
      Deferred compensation obligation......................      (400,000)      (400,000)
                                                              ------------   ------------
         Net cash provided by operating activities..........    29,669,766     37,205,527
                                                              ------------   ------------
Cash Flows from Investing Activities:
  Capital expenditures......................................   (13,937,312)   (31,330,007)
  Proceeds from sale of property and equipment..............             0         27,477
                                                              ------------   ------------
         Net cash used in investing activities..............   (13,937,312)   (31,302,530)
                                                              ------------   ------------
Cash Flows from Financing Activities:
  Proceeds from notes payable...............................       591,384     13,408,616
  Principal payments of notes payable.......................    (2,262,708)    (1,586,666)
  Proceeds (Repayments) of revolving credit borrowings,
    net.....................................................     1,000,000       (500,000)
  Repayments of capital lease obligation....................      (592,298)      (585,524)
  Proceeds from issuance of common stock....................             0          5,000
  Distributions to stockholders.............................   (14,636,724)   (15,847,808)
                                                              ------------   ------------
         Net cash used in financing activities..............   (15,900,346)    (5,106,382)
                                                              ------------   ------------
Net Increase (Decrease) in Cash.............................      (167,892)       796,615
Cash, Beginning of Period...................................       548,565        380,673
                                                              ------------   ------------
Cash, End of Period.........................................  $    380,673   $  1,177,288
                                                              ============   ============
Supplemental Disclosure of Cash Flow Information:
    Cash Paid During the Period for:
      Interest..............................................  $  1,569,844   $  1,646,324
                                                              ============   ============
      Income taxes..........................................  $     85,385   $    274,810
                                                              ============   ============

         The accompanying notes are an integral part of this statement.

                      COURTESY CORPORATION AND AFFILIATES

                   NOTES TO THE COMBINED FINANCIAL STATEMENTS

NOTE 1 -- BASIS OF PRESENTATION AND NATURE OF ACTIVITIES

     The combined financial statements include the accounts and activities of Courtesy Corporation ("Courtesy"), Creative Packaging Corporation ("Creative") and Courtesy Sales Corporation ("CSC" -- formed during fiscal 1998) (collectively, the "Company") which are affiliated by reason of common ownership and management. Because the companies are under common ownership, excluding an 11.11% minority interest in Creative, and management, the financial statements have been combined based on the historical costs of the underlying companies. All significant intercompany accounts and transactions have been eliminated in the combination.

     The Company is engaged in the design, manufacture and distribution of various types of injection molded plastic parts and custom molds used in plastic injection molding. The Company operates in one industry segment, serving customers located primarily in the United States.

     On January 31, 1999, the 11.11% minority interest in Creative was redeemed for $8,524,355 in cash. In its combined financial statements, the Company recorded approximately $6,763,000 of goodwill in connection with the purchase of this minority interest.

     Prior to the Recapitalization discussed below, the Company completed a Reorganization whereby (i) the shareholders of CSC exchanged their common stock for common stock in Courtesy making CSC a wholly-owned subsidiary of Courtesy,
(ii) the shareholders of Creative exchanged their common stock for common stock in Courtesy making Creative a wholly-owned subsidiary of Courtesy, (iii) Courtesy amended its articles of incorporation to, among other things, recapitalize its outstanding capital stock and change its name to LLS Corp. ("LLS") and (iv) LLS organized a new wholly-owned subsidiary and contributed all of its assets and liabilities to this new subsidiary.

     On July 30, 1999, the Company completed a recapitalization (the "Recapitalization") through the following simultaneous transactions: (i) LLS received $78,133,000 in exchange for the issuance of 78,000,000 shares of its Series A Convertible Preferred Stock at $1.00 per share and 13,333,333 shares of Class A Common Stock at $0.01 per share, (ii) LLS raised $150,300,000 from a senior credit facility (the "Senior Credit Facility") and $100,000,000 from the issuance of senior subordinated notes payable (the "Notes") and (iii) the proceeds from the issuance of equity, the issuance of the Notes and borrowings under the Senior Credit Facility were used to repay existing indebtedness and accrued interest for approximately $45,496,000, redeem approximately 67.0% of the outstanding capital stock from Walter J. Kreiseder, Gerald J. Sommers and certain family trusts controlled by them at $1.00 per share for approximately $265,504,000, and pay fees and expenses of approximately $17,300,000. The Company also incurred a non-cash expense of $900,000 in connection with the issuance of warrants to purchase 1,800,000 shares of its common stock for $0.50 per share. In addition, approximately $133,000 was retained for operating purposes.

NOTE 2 -- SIGNIFICANT ACCOUNTING POLICIES

     A summary of significant accounting policies followed by the Company is as follows:

          Revenue Recognition -- Sales of all the Company's products are recognized upon shipment or upon passage of title to the customer.

          Use of Estimates -- In preparing financial statements in conformity with generally accepted accounting principles, management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

                      COURTESY CORPORATION AND AFFILIATES

          Inventories -- Inventories are stated at the lower of cost, determined under the first-in, first-out (FIFO) method, or market.

          Depreciation and Amortization -- Provisions for depreciation and amortization of plant and equipment are computed on both straight-line and accelerated methods for financial reporting purposes, based on the estimated useful lives of the assets. For income tax reporting purposes, such provisions are computed principally under accelerated methods, as permitted by the Internal Revenue Code.

          Impairment of Long-lived Assets -- In the event that facts and circumstances indicate that the cost of any long-lived assets may be impaired, an evaluation of recoverability would be performed. If an evaluation is required, the estimated future undiscounted cash flows associated with the asset would be compared to the asset's carrying amount to determine if a write-down to market value or discounted cash flow value is required.

          Capital Leases -- Leases required to be capitalized under criteria of Statement of Financial Accounting Standards No. 13 are recorded at the present value of future rental payments (Note 5). Amortization of capital leases is computed under the straight-line method over the estimated useful life of the equipment for financial purposes and under accelerated methods for tax reporting purposes.

          Fair Value of Financial Instruments -- Management believes that the book value of its current receivables, accounts payable and accrued expenses approximates fair value due to their short-term nature and the fair value of the revolving credit note is equal to its carrying value because the interest rate adjusts with changes in the market rate of interest. The fair value of the mortgage notes and capitalized lease obligation are not materially different from its carrying value based upon discounting cash flows using interest rates that management believes approximate interest rates currently available for similar debt.

          Income Taxes -- Courtesy, Creative and CSC have elected to be taxed as S corporations, under the Internal Revenue Code, pursuant to which profits are allocated and taxed to their stockholders by inclusion in their respective individual income tax returns. Accordingly, no liability or provision for federal income taxes is included in the accompanying financial statements, and no deferred taxes are provided for temporary differences between tax and financial reporting. However, the Company is subject to state income taxes.

          Significant Customers -- Sales to two significant customers during both fiscal 1997 and 1998 approximated 38% and 40% of net sales, respectively. No other single customer accounted for more than 10% of net sales. These customers' receivable balances represented 41% and 40% of trade accounts receivable as of September 30, 1997 and 1998, respectively.

          Advertising and Promotion -- All costs associated with advertising and promotion are charged to operations as incurred. Such expenses are included in operating expenses in the combined statement of income and amounted to $294,801 and $307,447 for the fiscal years ended September 30, 1997 and 1998, respectively.

          Recent Accounting Pronouncements -- In June 1997, the Financial Accounting Standards Board issued Financial Accounting Standards No. 130, "Reporting Comprehensive Income" (FAS 130). FAS 130 establishes standards for reporting and display of comprehensive income and its components in the financial statements. FAS is effective for fiscal years beginning after December 31, 1997. Reclassification of financial statements for earlier periods provided for comparative purposes is required. The adoption of this standard is expected to have no impact on the Company's results of operations, financial position or cash flows.

                      COURTESY CORPORATION AND AFFILIATES

          In June 1997, the Financial Accounting Standards Board issued Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information" (FAS 131). FAS 131 establishes standards for the way public business enterprises report information about operating segments in annual financial statements and requires that those enterprises report selected information about operating segments in interim financial reports issued to shareholders. It also establishes standards for related disclosures about products and services, geographic areas and major customers. FAS 131 is effective for financial statements for fiscal years beginning after December 15, 1997. Financial statement disclosure for prior periods are required to be restated. The adoption of this standard is expected to have no impact on the disclosures included in the Company's combined financial statements.

NOTE 3 -- INVENTORIES

     Inventories at September 30, 1998 consisted of the following:

                                                                 1998
                                                              -----------
Raw materials...............................................  $ 4,743,471
Work-in-process.............................................   10,933,375
Finished goods..............................................    9,255,394
                                                              -----------
                                                              $24,932,240
                                                              ===========

NOTE 4 -- PROPERTY, PLANT AND EQUIPMENT

     Property, plant and equipment at September 30, 1998 consisted of the following:

                                                                           ESTIMATED
                                                              1998            LIFE
                                                          ------------     ---------
Land....................................................  $  3,636,139
Buildings and improvements..............................    39,106,862   15 to 39 years
Machinery and equipment.................................    59,649,365   5 to 7 years
Machinery and equipment -- capitalized lease
  obligations...........................................     2,612,005   5 to 7 years
Molds and tools.........................................     6,300,236   5 years
Automobiles and trucks..................................       179,753   3 years
Leasehold improvements..................................     1,596,394   10 to 15 years
                                                          ------------
                                                           113,080,754
  Less accumulated depreciation and amortization
     (including capital lease amortization of
     $2,008,212, respectively)..........................   (42,179,590)
                                                          ------------
                                                            70,901,164
Construction in progress (see below)....................     7,805,544
                                                          ------------
                                                          $ 78,706,708
                                                          ============

     Provisions for depreciation and amortization of plant and equipment for the fiscal years ended September 30, 1997 and 1998 amounted to $8,224,055 and $9,895,858, respectively.

     During June 1998, the Company completed construction of a new manufacturing and warehouse facility adjacent to the existing facilities on land which is owned by an affiliate of the Company (Note 9). The total cost of the facility amounted to $14,615,301.

     Construction in progress at September 30, 1998 represents (a) $2,404,698 incurred in connection with the construction of proprietary molds and (b) costs incurred in connection with a new manufacturing and

                      COURTESY CORPORATION AND AFFILIATES
warehouse facility located in South Carolina. The total cost of such new facility (completed during October 1998) approximated $5,500,000.

NOTE 5 -- REVOLVING CREDIT BORROWINGS AND LONG-TERM DEBT

     As of September 30, 1998, Courtesy was obligated to The Northern Trust Company ("Northern") under various credit and security agreements, which provide for maximum aggregate borrowings of $17,500,000 (exclusive of mortgage loans) evidenced by revolving credit, term, call and construction loan facilities. Borrowings are secured by all assets owned by Courtesy and are guaranteed by Creative.

     Revolving credit loan borrowings, due November 30, 1999, are limited to the lesser of $12,500,000 or the sum of (i) 80% of eligible accounts receivable, and
(ii) 50% of eligible inventories. Such borrowings bear interest, at the Company's option, at either (a) the LIBOR rate plus 1% or (b) the prime rate. The weighted average interest rates on the revolving credit borrowings were 6.84% and 6.93% for the fiscal years ended September 30, 1997 and 1998, respectively.

     Long-term obligations at September 30, 1998 consisted of the following:

                                                                 1998
                                                              -----------
Mortgage note payable to Northern (payable in quarterly
installments of $233,333 plus interest at 7.20%, with a
balloon payment of $4,666,680 due May 31, 2008).............  $13,766,667
Mortgage notes payable to Northern (payable in quarterly
  installments of $138,333 plus interest at 8.94% on 50% of
  the principal balance and 7.88% on the remainder, with a
  balloon payment of $4,426,676 due May 31, 2000)...........    5,256,666
Mortgage note payable to Northern (payable in quarterly
  installments of $200,000 plus interest at 7.89%, with a
  balloon payment of $4,000,000 due January 31, 2006).......    9,800,000
Capitalized lease obligation (payable in monthly
  installments of $51,185, inclusive of interest at 6.8%;
  final payment November 15, 1998; secured by leased
  equipment)................................................      101,506
                                                              -----------
Total.......................................................   28,924,839
Less portion due currently..................................    2,388,173
                                                              -----------
Noncurrent portion..........................................  $26,536,666
                                                              ===========

     The aggregate maturities of long-term liabilities as of September 30, 1998 are as follows:

                                                              CAPITALIZED
                     FISCAL YEAR ENDED                           LEASE
                       SEPTEMBER 30,                          OBLIGATION       OTHER
                     -----------------                        -----------   -----------
1999........................................................   $102,371     $ 2,286,667
2000........................................................          0       6,436,667
2001........................................................          0       1,733,333
2002........................................................          0       1,733,333
2003........................................................          0       1,733,333
Thereafter..................................................          0      14,900,000
                                                               --------     -----------
                                                                102,371      28,823,333
Less imputed interest thereon...............................        865               0
                                                               --------     -----------
                                                               $101,506     $28,823,333
                                                               ========     ===========

     The agreement pertaining to the Northern loans require the payment of penalties upon the early retirement of outstanding loans and contain covenants requiring the maintenance of certain ratios,

                      COURTESY CORPORATION AND AFFILIATES
limitations on the maximum amount of capital expenditures and specified levels of net worth and pretax earnings. At September 30, 1998, the Company was in compliance with all covenants.

     On October 15, 1998, the Company borrowed $5,000,000 from Northern pursuant to a note payable, payable in quarterly installments of $83,333, plus interest at 7.16%, with final maturity on August 31, 2008. The proceeds were used to fund the costs incurred in connection with a new manufacturing and warehouse facility located in South Carolina (Note 4).

     In connection with the Recapitalization (Note 1), effective July 30, 1999, the Company executed a $200,000,000 Senior Credit Facility and issued $100,000,000 of Notes, at which time the amounts outstanding under the aforementioned revolving credit borrowings and long-term obligations were paid in full.

     The Senior Credit Facility provides for (i) a $65,000,000 term loan (the "Tranche A Loan") maturing July 31, 2005, (ii) an $80,000,000 term loan (the "Tranche B Loan") maturing July 31, 2006 (together with the Tranche A Loan, the "Term Loans") and (iii) a $55,000,000 revolving credit facility (the "Revolving Loans"). The Company may use the Revolving Loans for letters of credit of up to $10,000,000. The loans under the Senior Credit Facility bear interest, at the Company's election, at either the LIBOR Rate plus an applicable margin or the Base Rate plus an applicable margin. The applicable LIBOR Rate margin is 2.50% for the Tranche A Loan and Revolving Loans and 3.00% for the Tranche B Loan. The applicable Base Rate margin is 1.25% for the Tranche A Loan and Revolving Loans and 1.75% for the Tranche B Loan. The applicable margin with respect to the loans will be eligible for certain performance pricing step-downs. The Revolving Loans are subject to a commitment fee based on the undrawn portion of the Revolving Loans. The commitment fee is eligible for certain performance pricing step downs and is initially .050% per annum.

     The Company may, at its option, prepay the Term Loans without premium or penalty. Additionally, the Company may reduce or eliminate the Revolving Loans prior to maturity on July 31, 2005. The Senior Credit Facility is guaranteed unconditionally on a senior basis by the Company's direct and indirect domestic subsidiaries and is collateralized by a lien on substantially all assets of the Company and its wholly-owned subsidiaries. The Senior Credit Facility contains several financial covenants which, among other things, require the Company to maintain certain financial ratios and restrict the Company's ability to incur indebtedness, make capital expenditures and pay dividends

     The Notes bear interest at 11 5/8% per year, payable semi-annually on February 1, and August 1 of each year, commencing on February 1, 2000 and maturing on August 1, 2009. Except as set forth below, the Notes will not be redeemable at the option of the Company prior to August 1, 2004. On and after such date, the Notes are subject to redemption by the Company, in whole or in part, at specified redemption prices. In addition, prior to August 1, 2002, the Company may, subject to certain requirements, redeem up to $35,000,000 of Notes outstanding at a redemption price equal to 111.625% plus accrued and unpaid interest. The Notes may be redeemed at any time on or after August 1, 2004, in whole or in part by the Company.

     The Notes restrict, among other things, the incurrence of additional indebtedness by the Company, the payment of dividends and other distributions in respect of the Company's capital stock, the payment of dividends and other distributions by the Company's subsidiaries, the creation of liens on the properties and the assets of the Company to secure certain subordinated debt and certain mergers, sales of assets and transactions with affiliates.

     The Company will file a registration statement on Form S-4 in connection with a pending exchange offer in which the Company would exchange new Notes for the Company's currently outstanding Notes due 2009. The terms of the new Notes are the same as the terms of the currently outstanding Notes.

                      COURTESY CORPORATION AND AFFILIATES

NOTE 6 -- DEFERRED COMPENSATION OBLIGATION

     Courtesy maintains nonqualified deferred compensation agreements for the benefit of certain key officers of the Company. The plan provides for $3,200,000 to be paid, in equal or unequal increments at such times and in such amounts as may be determined by the Company, on or before December 31, 2002. During each of the years ended September 30, 1997 and 1998, $400,000 was paid to the officers. The initial cost of the benefits was charged to expense and accrued using a present value method over the expected term of the agreements. Charges to expense for the fiscal years ended September 30, 1997 and 1998 were $193,958 and $159,394.

NOTE 7 -- EMPLOYEE BENEFIT PLANS

     The Company maintains for the benefit of its eligible employees, several benefit plans, all of which conform to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as follows:

          Employees' Profit-sharing Plan -- This plan is maintained for the benefit of all eligible employees. The employer makes discretionary annual contributions in such amounts as may be determined by its Board of Directors, limited to amounts deductible for federal income tax purposes. Benefits vest in participants over a period of years, and distributions are made to participants (or to their beneficiaries) upon death, retirement or severance of employment. The employer contribution for the fiscal years ended September 30, 1997 and 1998 amounted to $420,000 and $735,000, respectively.

          Employees' 401(k) Plan -- This plan is maintained for the benefit of all eligible employees and was established under the provisions of Section 401(k) of the Internal Revenue Code. Under such plan, employer contributions are discretionary. The employer contribution for the fiscal years ended September 30, 1997 and 1998 amounted to $15,005 and $20,469, respectively.

NOTE 8 -- STOCKHOLDERS' EQUITY

     As of September 30, 1997 and 1998 (a) 5,000 shares of Courtesy's Class A voting common (no par value, 10,000 shares authorized) were issued and outstanding, (b) 15,000 shares of Courtesy's Class B nonvoting common (no par value, 30,000 shares authorized) were issued and outstanding and (c) 1,000 shares of Creative's common stock (no par value) were authorized, issued and outstanding. As of September 30, 1998, 100 shares of CSC's common stock (no par value) were authorized, issued and outstanding.

                      COURTESY CORPORATION AND AFFILIATES

     Stockholders' equity at September 30, 1997 and 1998 is comprised of the following:

                                                   ADDITIONAL                     TOTAL
                                         COMMON     PAID-IN      RETAINED     STOCKHOLDERS'
                                          STOCK     CAPITAL      EARNINGS        EQUITY
                                         -------   ----------   -----------   -------------
September 30, 1997
  Courtesy.............................  $20,000    $  5,000    $41,296,236    $41,321,236
  Creative.............................        0     353,594     12,674,129     13,027,723
  CSC..................................        0           0              0              0
                                         -------    --------    -----------    -----------
                                          20,000     358,594     53,970,365     54,348,959
  Eliminations.........................        0     (39,284)    (2,319,980)    (2,359,264)
                                         -------    --------    -----------    -----------
          Total........................  $20,000    $319,310    $51,650,385    $51,989,695
                                         =======    ========    ===========    ===========
September 30, 1998
  Courtesy.............................  $20,000    $  5,000    $56,565,329    $56,590,329
  Creative.............................        0     353,594     16,958,167     17,311,761
  CSC..................................        0       5,000         26,310         31,310
                                         -------    --------    -----------    -----------
                                          20,000     363,594     73,549,806     73,933,400
  Eliminations.........................        0     (39,284)    (3,167,721)    (3,207,005)
                                         -------    --------    -----------    -----------
          Total........................  $20,000    $324,310    $70,382,085    $70,726,395
                                         =======    ========    ===========    ===========

NOTE 9 -- COMMITMENTS AND CONTINGENCIES

     Certain premises occupied by the Company are leased under various operating leases, some of which are owned by a partnership whose partners are officers and stockholders of the Company (see below). All leases provide for payment by the lessee of costs applicable to operating the leased premises (inclusive of real estate taxes), and expire at various dates through fiscal 2011.

     Courtesy is subject to a ground lease agreement, which allows Courtesy to utilize a vacant plot of land adjacent to the Company's corporate headquarters. This plot of land is currently owned by an affiliate of the Company related by common ownership and was used to build a manufacturing and warehouse facility which was placed into service in June 1998 (Note 4). The ground lease agreement, as amended, provides for a base rent of $334,691 per year through August 31, 2011, with an adjustment based on the Consumer Price Index every five years. The agreement also provides for an option to renew for up to three consecutive periods of five years and an option to purchase the land at fair market value.

     Total rent expense, including real estate taxes, amounted to $1,595,594 and $1,924,991 ($648,491 and $694,691 which was paid to related parties) for the fiscal years ended September 30, 1997 and 1998, respectively.

     Future minimum rental payments applicable to the aforementioned leases are as follows:

                                                     RELATED      THIRD
FISCAL YEAR ENDED SEPTEMBER 30,                      PARTIES     PARTIES      TOTAL
-------------------------------                     ----------   --------   ----------
1999..............................................  $  695,000   $515,000   $1,210,000
2000..............................................     695,000    388,000    1,083,000
2001..............................................     695,000      8,000      703,000
2002..............................................     695,000          0      695,000
2003..............................................     695,000          0      695,000
Thereafter........................................   4,060,000          0    4,060,000
                                                    ----------   --------   ----------
                                                    $7,535,000   $911,000   $8,446,000
                                                    ==========   ========   ==========

                      COURTESY CORPORATION AND AFFILIATES

     Pursuant to an agreement between Courtesy and its stockholders, Courtesy shall purchase all shares of such stockholders upon that stockholder's death or disability. The purchase price shall be equal to the Fair Market Value per Share, as defined, determined as of the date of death or disability. Courtesy maintains life insurance policies on the lives of its stockholders, in the aggregate amount of $58,000,000, to provide funds for such possible purchases. Any remaining unpaid balance shall be paid, in accordance with the terms of a note to be established, in ten equal annual principal payments, with interest rates adjusted at each anniversary date based upon Northern's prime rate. Such agreement was terminated in connection with the Recapitalization (Note 1).

     Pursuant to an agreement between Creative and its stockholders, Creative shall purchase all shares of such stockholders upon that stockholder's death or disability. The purchase price shall be equal to the Book Value per Share, as defined, determined as of the date of death or disability. Creative maintains life insurance policies on the lives of its majority stockholders, in the aggregate amount of $20,000,000, to provide funds for such possible purchases. Twenty-five percent of the stockholder's balance will be paid upon determination of the Book Value per Share. The unpaid balance shall be paid, in accordance with the terms of a note to be established, in sixteen equal quarterly principal payments, with interest rates adjusted at each quarter based upon Northern's prime rate. Such agreement was terminated in connection with the Recapitalization (Note 1).

     There are various lawsuits against Courtesy incident to the operation of its business. The liability, if any, associated with these matters was not determinable at September 30, 1998. While certain of these matters involve substantial amounts, it is the opinion of management that their ultimate resolution will not have a material adverse effect on the Company's financial position or results of operations.

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     WE HAVE NOT AUTHORIZED ANYONE TO GIVE YOU ANY INFORMATION OR TO MAKE ANY
REPRESENTATIONS ABOUT THE TRANSACTIONS WE DISCUSS IN THIS PROSPECTUS OTHER THAN THOSE CONTAINED HEREIN. IF YOU ARE GIVEN ANY INFORMATION OR REPRESENTATIONS ABOUT THESE MATTERS THAT IS NOT DISCUSSED IN THIS PROSPECTUS, YOU MUST NOT RELY ON THAT INFORMATION. THIS PROSPECTUS IS NOT AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY SECURITIES ANYWHERE OR TO ANYONE WHERE OR TO WHOM WE ARE NOT PERMITTED TO OFFER OR SELL SECURITIES UNDER APPLICABLE LAW. THE DELIVERY OF THIS PROSPECTUS OFFERED HEREBY DOES NOT, UNDER ANY CIRCUMSTANCES, MEAN THAT THERE HAS NOT BEEN A CHANGE IN OUR AFFAIRS SINCE THE DATE OF THIS PROSPECTUS. IT ALSO DOES NOT MEAN THAT THE INFORMATION IN THIS PROSPECTUS IS CORRECT AFTER THIS DATE.

                             ---------------------

                               TABLE OF CONTENTS

                                       PAGE
                                       ----
Prospectus Summary...................     1
Risk Factors.........................     8
The Recapitalization.................    15
Use of Proceeds......................    16
Capitalization.......................    17
Selected Financial Data..............    18
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations......................    20
Business.............................    24
Management...........................    28
Securities Ownership of Certain
  Beneficial Owners and Management...    34
Certain Relationships and Related
  Transactions.......................    36
Description of Senior Credit
  Facility...........................    38
The Exchange Offer...................    42
Description of the New Notes.........    49
United States Federal Income Tax
  Considerations.....................    81
Plan of Distribution.................    82
Legal Matters........................    82
Experts..............................    82
Where You Can Find More
  Information........................    83
Unaudited Pro Forma Combined
  Financial Data.....................   P-1
Index to Financial Statements........   F-1

                             ---------------------
     UNTIL MARCH 26, 2000, ALL DEALERS EFFECTING TRANSACTIONS IN THE NEW NOTES, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

================================================================================


================================================================================

                             OFFER TO EXCHANGE ALL
                                  OUTSTANDING
                          11 5/8% SENIOR SUBORDINATED
                                 NOTES DUE 2009
                                      FOR
                          11 5/8% SENIOR SUBORDINATED
                                 NOTES DUE 2009
                                   LLS CORP.
                       ---------------------------------

                                   PROSPECTUS

                       ---------------------------------
                               December 27, 1999

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